================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                                                                        ABINGTON BANCORP
                    ABINGTON BANCORP, INC.                                                CAPITAL TRUST
    (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)       (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS TRUST AGREEMENT)
                         MASSACHUSETTS                                                      DELAWARE
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)   (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)
                             6712                                                             6719
   (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)         (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)
                          04-3334127                                                      (APPLIED FOR)
             (I.R.S. EMPLOYER IDENTIFICATION NO.)                             (I.R.S. EMPLOYER IDENTIFICATION NO.)

                             536 WASHINGTON STREET
                         ABINGTON, MASSACHUSETTS 02351
                                 (781) 982-3200
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               JAMES P. MCDONOUGH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             ABINGTON BANCORP, INC.
                             536 WASHINGTON STREET
                         ABINGTON, MASSACHUSETTS 02351
                                 (781) 982-3200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                 PETER W. COOGAN, ESQ.                                     REGINA M. PISA, P.C.
                 DAVID W. WALKER, ESQ.                                 GOODWIN, PROCTER & HOAR LLP
                FOLEY, HOAG & ELIOT LLP                                       EXCHANGE PLACE
                 ONE POST OFFICE SQUARE                                      BOSTON, MA 02109
                    BOSTON, MA 02109                                          (617) 570-1000
                     (617) 832-1000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
         TITLE OF EACH CLASS                                    PROPOSED MAXIMUM       PROPOSED MAXIMUM
         OF SECURITIES TO BE               AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
             REGISTERED                     REGISTERED                UNIT                  PRICE             REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Preferred Securities of Abington
  Bancorp Capital Trust..............       1,265,000(1)             $10.00              $12,650,000             $3,731.75
---------------------------------------------------------------------------------------------------------------------------------
Junior Subordinated Debentures of
  Abington Bancorp, Inc. ............     $12,650,000(2)               --                $12,650,000                 --
---------------------------------------------------------------------------------------------------------------------------------
Guarantee of Abington Bancorp, Inc.
  with respect to the Preferred
  Securities.........................              --(3)               --                     --                     --
=================================================================================================================================

(1) Includes 165,000 Preferred Securities which may be sold by Abington Bancorp Capital Trust to cover over-allotments.
(2) The Junior Subordinated Debentures will be purchased by Abington Bancorp Capital Trust with the proceeds of the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of Abington Bancorp Capital Trust upon its dissolution and the distribution of its assets.
(3) This Registration Statement is deemed to cover the Junior Subordinated Debentures of Abington Bancorp, Inc., the rights of holders of Junior Subordinated Debentures of Abington Bancorp, Inc. under the Indenture covering the Junior Subordinated Debentures, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by Abington Bancorp, Inc. No separate consideration will be received for the Guarantee.
(4) The registration fee is calculated in accordance with Rule 457(n). Pursuant to Rule 457(n) under the Securities Act, no separate registration fee is payable for the Guarantee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
================================================================================

                  PART I.  INFORMATION REQUIRED IN PROSPECTUS

     Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED           , 1998
PROSPECTUS

                         1,100,000 PREFERRED SECURITIES

                         ABINGTON BANCORP CAPITAL TRUST
                       % CUMULATIVE TRUST PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)
                      GUARANTEED, AS DESCRIBED HEREIN, BY

                             ABINGTON BANCORP, INC.
                            ------------------------
             $11,000,000       % JUNIOR SUBORDINATED DEBENTURES OF

                             ABINGTON BANCORP, INC.
                            ------------------------

     The      % Cumulative Trust Preferred Securities (the "Preferred
Securities") offered hereby represent preferred undivided beneficial interests in the assets of Abington Bancorp Capital Trust, a statutory business trust created under the laws of the State of Delaware (the "Trust"). Abington Bancorp, Inc., a Massachusetts corporation (the "Company"), will own all the common securities (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") representing undivided beneficial interests in the assets of the Trust.
                                                        (Continued on next page)

     Application has been made to have the Preferred Securities approved for quotation on the Nasdaq National Market under the Symbol "ABBKP".
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

 THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK
        AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
            OR ANY OTHER GOVERNMENTAL AGENCY AND INVOLVE INVESTMENT
                  RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================================
                                               PRICE TO               UNDERWRITING             PROCEEDS TO
                                                PUBLIC               COMMISSION(1)               TRUST(2)
-----------------------------------------------------------------------------------------------------------------
Per Preferred Security................          $10.00                    (2)                     $10.00
-----------------------------------------------------------------------------------------------------------------
Total(3)..............................       $11,000,000                  (2)                  $11,000,000
=================================================================================================================

(1) The Company and the Trust have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Junior Subordinated Debentures, the Company, as issuer of the Junior Subordinated Debentures, has agreed to pay
    the Underwriters, as compensation, $         per Preferred Security or
    $         in the aggregate ($         if the over-allotment option is
    exercised in full). See "Underwriting." The Company has also agreed to pay
    the expenses of the offering estimated to be $         .

(3) The Trust has granted the Underwriters a 30-day option to purchase up to a maximum of 165,000 additional Preferred Securities to cover over-allotments, if any. If such option is exercised in full the total Price to Public,
    Underwriting Commission and Proceeds to Trust will be $12,650,000, $[    ]
    and $12,650,000, respectively. See "Underwriting."
                            ------------------------

    The Preferred Securities are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that
delivery of the Preferred Securities will be made on or about May     , 1998.
TUCKER ANTHONY                                    MCCONNELL, BUDD & DOWNES, INC.
       INCORPORATED
               The date of this Prospectus is            , 1998.

(Continued from the previous page)

     State Street Bank and Trust Company is the Property Trustee (as defined herein) of the Trust. The Trust exists for the purpose of issuing the Preferred
Securities and investing the proceeds thereof in an equivalent amount of      %
Junior Subordinated Debentures (the "Junior Subordinated Debentures") of the Company. The Junior Subordinated Debentures will mature on June 30, 2029, which date may be shortened to a date not earlier than June 30, 2003 if certain conditions are met (including, in the case of shortening the Stated Maturity (as defined herein), the Company having received prior approval of the Board of Governors of the Federal Reserve System ("Federal Reserve") to do so if then required under applicable capital guidelines or policies of the Federal Reserve). The Preferred Securities will have a preference over the Common Securities under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise. See "Description of the Preferred Securities -- Subordination of the Common Securities."

     Holders of Preferred Securities are entitled to receive preferential
cumulative cash distributions, at the annual rate of      % of the liquidation
amount of $10 per Preferred Security (the "Liquidation Amount"), accumulating
from                , 1998, the date of original issuance, and payable quarterly in arrears on the last day of March, June, September and December of each year, commencing September 30, 1998 (the "Distributions"). The Company has the right, so long as no Debenture Event of Default (as defined herein) has occurred and is continuing, to defer payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not to exceed 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"); provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Junior Subordinated Debentures. DURING AN EXTENSION PERIOD, INTEREST ON THE JUNIOR SUBORDINATED DEBENTURES WILL CONTINUE TO ACCRUE (AND THE AMOUNT OF DISTRIBUTIONS TO WHICH HOLDERS OF THE PREFERRED
SECURITIES ARE ENTITLED WILL ACCUMULATE) AT THE RATE OF      % PER ANNUM,
COMPOUNDED QUARTERLY, AND HOLDERS OF THE PREFERRED SECURITIES WILL BE REQUIRED TO INCLUDE INTEREST INCOME IN THEIR GROSS INCOME FOR UNITED STATES FEDERAL INCOME TAX PURPOSES IN ADVANCE OF RECEIPT OF THE CASH DISTRIBUTIONS WITH RESPECT TO SUCH DEFERRED INTEREST PAYMENTS. UPON THE OCCURRENCE OF AN EXTENSION PERIOD, A HOLDER OF PREFERRED SECURITIES THAT DISPOSES OF ITS PREFERRED SECURITIES BETWEEN RECORD DATES FOR PAYMENTS OF DISTRIBUTIONS (AND CONSEQUENTLY DOES NOT RECEIVE A DISTRIBUTION FROM THE TRUST FOR THE PERIOD PRIOR TO SUCH DISPOSITION) WILL NEVERTHELESS BE REQUIRED TO INCLUDE ACCUMULATED BUT UNPAID INTEREST ON THE JUNIOR SUBORDINATED DEBENTURES THROUGH THE DATE OF DISPOSITION IN INCOME AS ORDINARY INCOME AND TO ADD SUCH AMOUNT TO ITS ADJUSTED TAX BASIS IN ITS PRO RATA SHARE OF THE UNDERLYING JUNIOR SUBORDINATED DEBENTURES DEEMED DISPOSED OF. See "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period," "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount" and "-- Disposition of Preferred Securities."

     The Company and the Trust believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein) provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trust under the Preferred Securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures and the Guarantee -- Full and Unconditional Guarantee." The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust, as described herein. See "Description of the Guarantee -- General." If the Company does not make interest payments on the Junior Subordinated Debentures held by the Trust, the Trust will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payments of Distributions when the Trust does not have sufficient funds to pay such Distributions. In such event, a holder of Preferred Securities may institute a legal proceeding directly against the Company pursuant to the terms of the Indenture to enforce payments of amounts equal to such Distributions to such holder. See "Description of the Junior Subordinated Debentures -- Enforcement of Certain Rights by Holders of the Preferred Securities." The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations (each as defined herein) of the Company. The Junior Subordinated Debentures are unsecured obligations of the Company and are subordinated to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company.

     The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption. Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the Federal Reserve, the Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after June 30, 2003, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event (each as defined herein), in each case at a redemption price equal to the accumulated and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. See "Description of the Preferred
Securities -- Redemption or Exchange."

     The Company intends to take the position that the Junior Subordinated Debentures will be classified under current law as indebtedness of the Company for United States federal income tax purposes and accordingly, the Company intends to treat the interest payable by the Company on the Junior Subordinated Debentures as deductible for United States federal income tax purposes. There is no assurance that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful. See "Risk Factors -- Proposed Tax Legislation."

     The Company has the right at any time to dissolve the Trust, subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. In the event of the voluntary or involuntary dissolution of the Trust, after satisfaction of liabilities to creditors of the Trust as required by applicable law, the holders of Preferred Securities will be entitled to receive the Liquidation Amount per Preferred Security, plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a Junior Subordinated Debenture having an aggregate principal amount equal to the aggregate Liquidation Amount of such Preferred Securities (and carrying with it accrued interest in an amount equal to the accumulated and unpaid Distributions then due on such Preferred Securities), subject to certain exceptions. See "Description of the Preferred Securities -- Redemption or Exchange" and
"-- Liquidation Distribution Upon Dissolution."

     The Company will provide to the holders of the Preferred Securities quarterly reports containing unaudited financial statements and annual reports containing financial statements audited by the Company's independent auditors. The Company will also furnish the Company's annual reports on Form 10-K and quarterly reports on Form 10-Q free of charge to holders of the Preferred Securities who so request in writing addressed to the Clerk of the Company.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENTS, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE PREFERRED SECURITIES OFFERED HEREBY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                             ABINGTON BANCORP, INC.

                   [MAP OF OPERATIONS -- COMPANY TO PROVIDE]

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. The discussion in this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that involve risks and uncertainties. The Company's actual results and the timing of certain events may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors." As used herein, (i) the "Indenture" means the
Indenture, to be dated as of                , 1998, as amended and supplemented
from time to time, between the Company and State Street Bank and Trust Company, as Debenture Trustee (the "Debenture Trustee"), relating to the Junior Subordinated Debentures, (ii) the "Trust Agreement" means the Amended and Restated Declaration of Trust relating to the Trust among the Company, as Depositor, State Street Bank and Trust Company, as Property Trustee (the "Property Trustee"), Wilmington Trust Company, as Delaware Trustee (the "Delaware Trustee"), and the Administrative Trustees named therein (collectively, with the Property Trustee and Delaware Trustee, the "Issuer Trustees") and (iii) the "Guarantee" means the Guarantee Agreement relating to the Preferred Securities between the Company and State Street Bank and Trust Company, as Guarantee Trustee (the "Guarantee Trustee").

ABINGTON BANCORP, INC.

     Abington Bancorp, Inc. (the "Company"), a Massachusetts corporation, is a one-bank holding company doing business through a wholly-owned subsidiary, Abington Savings Bank (the "Bank"). Abington Bancorp, Inc. was re-established as the Bank's holding company on January 31, 1997. Previously, the Company's predecessor, also known as Abington Bancorp, Inc., had served as the Bank's holding company from February 1988 until its dissolution in December 1992.

     The Bank operated as a Massachusetts-chartered mutual savings bank from its incorporation in 1853 until June 1986 when the Bank converted from mutual to stock form of ownership. From June 1986 to the present, the Bank has operated as a stock savings bank.

     The Bank is a community bank engaged principally in the business of attracting deposits from the general public, borrowing funds and investing those deposits and funds. In its investments, the Bank has emphasized various types of residential and commercial real estate loans, residential construction loans, consumer loans, and investments in securities. The Bank considers its principal market area to be the towns in and around Plymouth County, Massachusetts.

     The Company has grown to $549.8 million in assets and $333.2 million in deposits at March 31, 1998 from $347.4 million in assets and $209.9 million in deposits at December 31, 1993. Deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC") up to FDIC limits (generally $100,000 per depositor) and by the Depositors Insurance Fund of the Mutual Savings Central Fund, Inc. (the "Depositors Insurance Fund" or "Central Fund") for the portion of deposits in excess of that insured by the FDIC.

     Acquisitions and branch openings are an important part of the Company's ongoing strategy of planned growth which will enable the Company to have a greater regional presence. On June 3, 1994, the Company acquired Hull Co-Operative Bank by merger. On June 26, 1995, the Company acquired the deposits and certain assets and other liabilities of the Holbrook branch of The First National Bank of Boston. Additionally, in August 1997 and April 1998, the Company opened the first two of three planned de novo supermarket branches, in Cohasset and Randolph, with a branch in Hanson scheduled to open in the fall of 1998.

     The Bank has three wholly-owned subsidiaries: Holt Park Place Development Corporation and Norroway Pond Development Corporation, which own properties being marketed for sale, and Abington Securities Corporation, which invests primarily in United States Government obligations and obligations of related agencies and equity securities.

FINANCIAL SUMMARY

                          AT OR FOR THE THREE
                             MONTHS ENDED
                               MARCH 31,               AT OR FOR THE YEAR ENDED DECEMBER 31,
                          -------------------   ----------------------------------------------------
                            1998       1997       1997       1996       1995       1994       1993
                          --------   --------   --------   --------   --------   --------   --------
                                                    (DOLLARS IN THOUSANDS)
Assets..................  $549,838   $492,058   $531,986   $486,958   $460,492   $421,833   $347,354
Deposits................   333,210    305,674    324,934    300,445    280,070    246,843    209,911
Stockholders' equity....    34,584     33,835     36,321     33,546     30,561     28,366     27,869
Pre-tax income..........     1,733      1,741      7,057      5,672      2,447+     4,329      4,085
Net income..............     1,136      1,052      4,378      3,533      1,429+     2,743      2,529*
Net yield on average
  earning assets,
  taxable equivalent....      3.17%      3.50%      3.41%      3.26%      3.30%      3.45%      3.55%
Return on average
  equity................     12.85%     12.50%     12.59%     11.00%      4.68%+     9.23%      9.33%*
Return on average total
  assets................       .85%       .86%       .87%       .74%       .33%+      .70%       .76%*

---------------
+ Reflects sale in 1995 of approximately $9.2 million of loans, including approximately $5.7 million of loans that were non-accrual at September 30, 1995, at a price approximately 64% of par. See Note 6 of Notes to Consolidated Financial Statements in Appendix A to this Prospectus.

* Excludes the favorable impact of a $650,000 adjustment due to a change in accounting for income taxes.

     The Company has sought to consistently increase earnings per share and to maximize return on equity through a combination of strategies, including:

     Growth of Retail Deposit Franchise -- Management has demonstrated over the past five years its desire and ability to grow the Company's retail deposit franchise by acquiring other whole institutions or branches, broadening delivery systems (supermarket branches) and products that are attractive to retail customers (such as Totally Free Checking, first offered in March 1995) combined with designing targeted marketing campaigns. The Bank has increased the number of checking accounts to approximately 31,400 at March 31, 1998 from 7,000 at December 31, 1994. Management currently intends to maintain these core strategies for retail growth in the future as well as to develop or provide access to other products and services to best serve the customers in its community.

     Expand Business Banking Activities -- Commencing in 1996, the Company adopted a strategy to become a more active business lender and, as a result, to achieve a greater diversification of assets on its balance sheet. Commercial and commercial real estate loans are generally funded through deposit growth and/or through runoff from the Company's investment portfolio. Since commercial and commercial real estate loans typically carry a higher yield than investment securities, it is anticipated that growth in these portfolios will enhance overall levels of profitability. The Company's commercial and commercial real estate portfolios totaled $49.4 million at March 31, 1998, compared to $29.2 million at December 31, 1996. While competition for good business credits has intensified over the past six to 18 months, management believes that there is still an opportunity to grow this aspect of the Company's franchise by providing high-quality service to the small to medium-sized businesses located in the Company's market area.

     Efficient Capital Management -- The Company has made progress in providing a more attractive return on equity over the past few years primarily as a result of growth of the Company's loan and deposit portfolios, increases in customer service fees and controlled growth of non-interest expenses. Additionally, in each of 1997 and 1998, the Company's Board of Directors authorized the Company to repurchase shares of its outstanding common stock from time to time at prevailing market prices, up to a maximum of 10% of the shares outstanding in each year (approximately 722,000 shares in the aggregate). See Note 19 of Notes to Consolidated Financial Statements. As of May 5, 1998, the Company had repurchased approximately 309,000 shares in total under the repurchase program at a cost of approximately $5,181,000. The Company expects that its stock repurchase programs will contribute to enhanced return on equity.

     Strategic Acquisitions -- The Company will continue to consider opportunities for expansion through selective acquisitions as a means for increasing market penetration, providing diversified financial service, and achieving greater economies of scale. Since 1993, the Company has acquired two branches with total deposits at time of purchase of approximately $49.3 million. The Company's technology, operations and product offerings are also being evaluated in connection with the assessment of growth opportunities.

     The principal executive office of the Company is located at 536 Washington Street, Abington, Massachusetts 02351 and its telephone number is (781) 982-3200.

ABINGTON BANCORP CAPITAL TRUST

     The Trust is a statutory business trust formed under Delaware law pursuant
to (i) a trust agreement, dated as of                , 1998, executed by the
Company, as depositor, and the trustees of the Trust (together with the Property Trustee, the "Trustees"), and (ii) a certificate of trust filed with the
Secretary of State of the State of Delaware on             , 1998. The initial
trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. The Company will acquire all of the Common Securities, which will represent an aggregate liquidation amount equal to at least 3% of the total capital of the Trust. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default (as defined herein) under the Trust Agreement resulting from a Debenture Event of Default, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of the Preferred Securities -- Subordination of Common Securities." The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Junior Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. The Junior Subordinated Debentures will be the only assets of the Trust and payments under the Junior Subordinated Debentures will be the only revenue of the Trust. The Trust has a term of 55 years, but may dissolve earlier as provided in the Trust Agreement. The principal executive office of the Trust is c/o Abington Bancorp, Inc., 536 Washington Street, Abington, Massachusetts 02351, and its telephone number is
(781) 982-3200.

                                  THE OFFERING

Securities Offered............   1,100,000 Preferred Securities having a
                                 Liquidation Amount of $10 per Preferred
                                 Security. The Preferred Securities represent preferred undivided beneficial interests in the assets of the Trust, which will consist solely of the Junior Subordinated Debentures and payments thereunder. The Trust has granted the Underwriters an option, exercisable within 30 days after the date of the Offering, to purchase up to an additional 165,000 Preferred
                                 Securities at the initial offering price, solely to cover over-allotments, if any.

Offering Price................   $10 per Preferred Security (Liquidation Amount
                                 $10).

Distributions.................   The Distributions payable on each Preferred
                                 Security will be fixed at a rate per annum of
                                   % of the Liquidation Amount of $10 per
                                 Preferred Security, will be cumulative, will
                                 accumulate from                , 1998, the date
                                 of original issuance of the Preferred
                                 Securities, and will be payable quarterly in arrears, on March 31, June 30, September 30 and
                                 December 31 of each year, commencing September
                                 30, 1998. See "Description of the Preferred
                                 Securities -- Distributions -- Payment of
                                 Distributions."

Junior Subordinated
Debentures....................   The Trust will invest the proceeds from the
                                 issuance of the Preferred Securities and Common
                                 Securities in an equivalent amount of   %
                                 Junior Subordinated Debentures of the Company.
                                 The Junior Subordinated Debentures will mature on June 30, 2029. The Junior Subordinated
                                 Debentures will rank subordinate and junior in right of payment to all Senior Debt and Subordinated Debt of the Company. In addition, the Company's obligations under the Junior
                                 Subordinated Debentures will be structurally subordinated to all existing and future liabilities and obligations of its subsidiaries.

Option to Extend Interest
  Payment Period..............   The Company has the right, at any time, so long
                                 as no Debenture Event of Default has occurred and is continuing, to defer payments of interest on the Junior Subordinated Debentures for a period not exceeding 20 consecutive quarters; provided, that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of the extension by the Company of the interest payment period, quarterly
                                 Distributions on the Preferred Securities will be deferred (though such Distributions will continue to accumulate with interest thereon compounded quarterly, since interest will continue to accrue and compound on the Junior
                                 Subordinated Debentures) during any such
                                 Extension Period. During an Extension Period, the Company will be prohibited, subject to certain exceptions described herein, from declaring or paying any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, the Company may commence a new Extension Period, subject to the foregoing requirements. See "Description of the Preferred
                                 Securities -- Distributions -- Extension
                                 Period" and "Description of the Junior
                                 Subordinated Debentures -- Option to Extend
                                 Interest Pay-
                                 ment Period." Should an Extension Period occur, holders of Preferred Securities will be required to include deferred interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. See "Certain
                                 Federal Income Tax Consequences -- Potential
                                 Extension of Interest Payment Period and
                                 Original Issue Discount."

Redemption....................   The Preferred Securities are subject to
                                 mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption.
                                 Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the Federal Reserve, the Junior
                                 Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after June 30, 2003, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment
                                 Company Event, in each case at a redemption price equal to 100% of the principal amount of the Junior Subordinated Debentures, together with any accrued but unpaid interest on the Junior Subordinated Debentures to the date fixed for redemption. See "Description of the Junior Subordinated Debentures -- Redemption or
                                 Exchange."

Ranking.......................   The Preferred Securities will rank pari passu,
                                 and payments thereon will be made pro rata, with the Common Securities except as described under "Description of the Preferred
                                 Securities -- Subordination of the Common
                                 Securities." The Junior Subordinated Debentures will rank pari passu with all other Junior
                                 Subordinated Debentures (if any) issued by the Company (the "Other Debentures"), which are issued and sold (if at all) to other trusts established by the Company (if any), in each case similar to the Trust ("Other Trusts"), and will constitute unsecured obligations of the Company and will rank subordinate and junior in right of payment to all Senior Indebtedness to the extent and in the manner set forth in the Indenture. See "Description of the Junior
                                 Subordinated Debentures." The Guarantee will rank pari passu with all other guarantees (if any) issued by the Company with respect to Preferred Securities (if any) issued by Other
                                 Trusts ("Other Guarantees") and will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Indebtedness to the extent and in the manner set forth in the Guarantee
                                 Agreement. See "Description of the Guarantee."
                                 In addition, because the Company is a holding company, the Junior Subordinated Debentures and the Guarantee will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank's deposit liabilities. See "Description of the Junior Subordinated Debentures --
                                 Subordination."

Distribution of Junior
  Subordinated Debentures.....   The Company has the right at any time to
                                 dissolve the Trust and cause the Junior
                                 Subordinated Debentures, after satisfaction of liabilities to creditors of the Trust as required by applicable law, to be distributed to holders of Preferred
                                 Securities in liquidation of the Trust, subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. See
                                 "Description of the Preferred
                                 Securities -- Redemption or Exchange" and
                                 "Description of the Preferred
                                 Securities -- Liquidation Distribution Upon
                                 Dissolution."

Guarantee.....................   The Company has guaranteed the payment of
                                 Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust, as described herein. The Company and the Trust believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Junior Subordinated
                                 Debentures, the Indenture and the Expense
                                 Agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trust under the Preferred Securities.
                                 The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and
                                 Additional Senior Obligations of the Company.
                                 If the Company does not make principal or interest payments on the Junior Subordinated
                                 Debentures, the Trust will not have sufficient funds to make distributions on the Preferred
                                 Securities. In such event, the Guarantee will not apply to such Distributions until the Trust has sufficient funds available therefor. See
                                 "Description of the Guarantee."

Voting Rights.................   The holders of the Preferred Securities will
                                 have no voting rights except in limited
                                 circumstances. See "Description of the
                                 Preferred Securities -- Voting Rights;
                                 Amendment of Trust Agreement."

Use of Proceeds...............   All of the proceeds from the sale of the Trust
                                 Securities will be invested by the Trust in the Junior Subordinated Debentures. The Company intends to use the net proceeds from the sale of the Junior Subordinated Debentures for general corporate purposes, including the repurchase of outstanding equity securities of the Company, contributions to the Bank to fund its operations and the financing of one or more future acquisitions by the Company if and when suitable opportunities arise. Initially, the net proceeds may be used to make investments in investment securities and/or to pay down outstanding debt. See "Use of Proceeds."

Nasdaq National Market
Symbol........................   Application has been made to have the Preferred
                                 Securities approved for quotation on the Nasdaq
                                 National Market under the symbol "ABBKP".

                      SELECTED CONSOLIDATED FINANCIAL DATA
                           OF ABINGTON BANCORP, INC.

                                                   AT OR FOR THE
                                                   THREE MONTHS
                                                  ENDED MARCH 31,                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                               ---------------------   ---------------------------------------------------------
                                                 1998        1997        1997        1996        1995        1994        1993
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
CONSOLIDATED OPERATING RESULTS:
Net interest income..........................  $   4,035   $   4,053   $  16,206   $  14,815   $  13,727   $  12,733   $  11,289
Provision for loan losses....................        190         158         630         480       2,233         610         720
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Net interest income after provision for
    loan losses..............................      3,845       3,895      15,576      14,335      11,494      12,123      10,569
Non-interest income..........................      1,493       1,137       4,986       4,177       2,908       2,461       2,287
Non-interest expenses........................      3,605       3,291      13,505      12,840      11,955      10,255       8,771
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before income taxes and cumulative
  effect of accounting change................      1,733       1,741       7,057       5,672       2,447       4,329       4,085
Provision for income taxes...................        597         689       2,679       2,139       1,018       1,586       1,556
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before cumulative effect of accounting
  change.....................................      1,136       1,052       4,378       3,533       1,429       2,743       2,529
Cumulative effect of accounting change.......         --          --          --          --          --          --         650
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income...................................  $   1,136   $   1,052   $   4,378   $   3,533   $   1,429   $   2,743   $   3,179
                                               =========   =========   =========   =========   =========   =========   =========
Weighted average common shares outstanding,
  basic......................................  3,586,000   3,788,000   3,716,000   3,774,000   3,758,000   3,748,000   3,738,000
Weighted average common shares outstanding,
  diluted....................................  3,852,000   4,014,000   3,966,000   3,964,000   3,928,000   3,922,000   3,830,000
Net income per share before cumulative effect
  of accounting change, basic(1).............  $     .32   $     .28   $    1.18   $     .94   $     .38   $     .73   $     .68
Cumulative effect of accounting change.......         --          --          --          --          --          --         .17
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Basic earnings per share.....................  $     .32   $     .28   $    1.18   $     .94   $     .38   $     .73   $     .85
                                               =========   =========   =========   =========   =========   =========   =========
Net income per share before cumulative effect
  of accounting change, diluted..............  $     .30   $     .26   $    1.10   $     .89   $     .37   $     .70   $     .66
Cumulative effect of accounting change.......         --          --          --          --          --          --         .17
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Diluted earnings per share...................  $     .30   $     .26   $    1.10   $     .89   $     .37   $     .70   $     .83
                                               =========   =========   =========   =========   =========   =========   =========
Book value per common share..................  $    9.70   $    8.93   $    9.99   $    8.86   $    8.11   $    7.57   $    7.45
                                               =========   =========   =========   =========   =========   =========   =========
Tangible book value per share(6).............  $    8.82   $    7.98   $    9.08   $    7.89   $    7.05   $    6.69   $    7.23
                                               =========   =========   =========   =========   =========   =========   =========
CONSOLIDATED BALANCE SHEET DATA:
Total assets.................................  $ 549,838   $ 492,058   $ 531,986   $ 486,958   $ 460,492   $ 421,833   $ 347,354
Total loans, net(2)..........................    341,380     300,137     330,792     298,970     260,585     235,614     199,807
Investment securities(3).....................     50,406      33,337      47,187      31,950      33,343      28,328      15,915
Mortgage-backed investments..................    129,637     132,180     126,016     131,184     138,937     133,882     113,052
Deposits.....................................    333,210     305,674     324,934     300,445     280,070     246,843     209,911
Borrowed funds...............................    176,260     147,836     165,910     147,524     145,609     134,155     106,921
Stockholders' equity.........................     34,584      33,835      36,321      33,546      30,561      28,366      27,869
PERFORMANCE RATIOS:
Net yield on average earning assets, taxable
  equivalent.................................       3.17%       3.50%       3.41%       3.26%       3.30%       3.45%       3.55%
Average equity to average total assets.......       6.61%       6.88%       6.94%       6.69%       7.00%       7.61%       8.10%
Return on average stockholders' equity.......      12.85%      12.50%      12.59%      11.00%       4.68%       9.23%      11.73%
Return on average total assets...............        .85%        .86%        .87%        .74%        .33%        .70%        .95%
Efficiency ratio(4)..........................      65.14%      63.12%      63.65%      66.95%      68.54%      65.43%      60.45%
NON-PERFORMING ASSETS AS A PERCENTAGE OF:
Total loans and real estate owned............        .23%        .48%        .29%        .56%        .68%       2.78%       3.84%
Total assets.................................        .14%        .30%        .18%        .34%        .39%       1.58%       2.26%
ALLOWANCES FOR LOAN LOSSES AS A PERCENTAGE OF
  NON-PERFORMING LOANS.......................     466.04%     182.29%     319.78%     154.52%     196.84%      52.67%      38.85%
NET LOAN CHARGE-OFFS AS A PERCENTAGE OF
  AVERAGE OUTSTANDING LOANS..................         --         .03%        .05%        .04%       1.49%        .18%        .38%

                                                   AT OR FOR THE
                                                   THREE MONTHS
                                                  ENDED MARCH 31,                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                               ---------------------   ---------------------------------------------------------
                                                 1998        1997        1997        1996        1995        1994        1993
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
CAPITAL RATIOS:
Leverage ratio...............................       5.46%       6.27%       6.01%       6.14%       5.77%       6.28%       7.80%
Total risk-based capital ratio...............      11.87%      13.57%      13.02%      13.65%      12.50%      13.53%      15.20%
RATIO OF EARNINGS TO FIXED CHARGES(5)
Including interest on deposits...............       1.32        1.36        1.35        1.29        1.13        1.30        1.33
Excluding interest on deposits...............       1.67        1.81        1.76        1.63        1.28        1.63        1.86

---------------
(1) The Company declared a 2-for-1 stock split in the form of a dividend to holders of record on November 14, 1997. All share and per-share amounts have been adjusted to reflect the split.

(2) Total loans include loans held for sale.

(3) Includes Federal Home Loan Bank stock.

(4) Efficiency ratio equals non-interest expenses, exclusive of expenses associated with other real estate owned, divided by the sum of net interest income and non-interest income, net of gains or losses associated with other real estate owned.

(5) For purposes of calculating the ratio of earnings to combined fixed charges, earnings consist of income before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.

(6) Tangible net book value equals stockholders' equity less intangible assets divided by period ending common shares.

                                  RISK FACTORS

     Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following risk factors in evaluating the Company and its business and the Trust before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that certain statements contained or incorporated by reference in this Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which the Company operates; demographic changes; competition; fluctuations in interest rates; changes in business strategy or development plans; changes in governmental regulation; credit quality; the availability of capital to fund the expansion of the Company's business; and other factors referenced in this Prospectus or incorporated by reference herein. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained or incorporated by reference herein to reflect future events or developments. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company and the Trust. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company and the Trust to a greater extent than indicated.

               RISK FACTORS RELATING TO THE PREFERRED SECURITIES

ABILITY TO MAKE PAYMENTS ON THE PREFERRED SECURITIES AND JUNIOR SUBORDINATED DEBENTURES

     The Company is a legal entity separate and distinct from its subsidiaries, including the Bank. The ability of the Trust to pay amounts due on the Preferred Securities is solely dependent upon the Company making payments on the Junior Subordinated Debentures as and when required. As a holding company without significant assets other than its equity interest in the Bank, the Company's ability to pay interest on the Junior Subordinated Debentures to the Trust (and consequently, the Trust's ability to pay distributions on the Preferred Securities and the Company's ability to pay its obligations under the Guarantee) depends primarily on cash and liquid investments of the Company and upon cash dividends the Company may receive in the future from the Bank. The Bank's ability to pay dividends to the Company is restricted by Massachusetts state law, which requires that retained earnings are available to pay such dividends. At March 31, 1998, the Company had retained earnings of $34.6 million, of which approximately $16.3 million were unrestricted and available for dividend payments to the Company. At March 31, 1998, the Company had cash and liquid investments of approximately $0.8 million. See "Use of Proceeds."

RANKING OF SUBORDINATED OBLIGATIONS UNDER THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES

     The obligations of the Company under the Guarantee issued for the benefit of the holders of Preferred Securities and under the Junior Subordinated Debentures are unsecured and rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company, whether now existing or hereafter incurred. At March 31, 1998, the Company had no outstanding Senior Debt, Subordinated Debt or Additional Senior Obligations. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank upon the Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of the Bank, except to the extent that the Company may itself be recognized as a creditor of the Bank. The Junior Subordinated Debentures, therefore, will be effectively subordinated to all existing and future liabilities of the Bank and holders of Junior

Subordinated Debentures and Preferred Securities should look only to the assets of the Company for payments on the Junior Subordinated Debentures. Neither the Indenture, the Guarantee nor the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt, Subordinated Debt and Additional Senior Obligations, that may be incurred by the Company. See "Description of the Guarantee -- Status of the Guarantee" and "Description of the Junior Subordinated Debentures -- Subordination."

     The ability of the Trust to pay amounts due on the Preferred Securities is solely dependent upon the Company making payments on the Junior Subordinated Debentures as and when required.

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES; MARKET PRICE CONSEQUENCES

     The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period; provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by the Trust will be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the
rate of      % per annum, compounded quarterly from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or
(iii) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest; provided, that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued
and unpaid (together with interest thereon at the annual rate of      %
compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of the Preferred Securities -- Distributions -- Extension Period" and "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period."

     Should an Extension Period occur, each holder of Preferred Securities will be required to accrue and recognize income (in the form of original issue discount ("OID")) in respect of its pro rata share of the interest accruing on the Junior Subordinated Debentures held by the Trust for United States federal income tax purposes. A holder of Preferred Securities must, as a result, include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from the Trust if the holder disposes of the Preferred Securities prior to the record date for the payment of the related Distributions. See "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount."

     The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. Should the Company elect, however, to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. As a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other securities on which original issue discount accrues that are not subject to such optional deferrals.

REDEMPTION DUE TO TAX EVENT, CAPITAL TREATMENT EVENT OR INVESTMENT COMPANY EVENT

     The Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event (whether occurring before or after June 30, 2003), and, therefore, cause a mandatory redemption of the Preferred Securities. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve.

     "Tax Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or, within 90 days of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) the Trust is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above. See "-- Risk Factors Relating to the Preferred Securities -- Proposed Tax Legislation" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Company to cause a redemption of the Preferred Securities prior to June 30, 2003.

     "Capital Treatment Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or any change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which proposed change, pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate Liquidation Amount of the Preferred Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then applicable to the Company; provided, however, that the inability of the Company to treat all or any portion of the Liquidation Amount of the Preferred Securities as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event if such inability results from the Company having cumulative preferred capital in excess of the amount which may qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines of the Federal Reserve.

     "Investment Company Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change becomes effective on or after the date of original issuance of the Preferred Securities.

SHORTENING OF STATED MATURITY OF JUNIOR SUBORDINATED DEBENTURES

     The Company has the right, at any time, to shorten the maturity of the Junior Subordinated Debentures to a date not earlier than June 30, 2003. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of the Junior Subordinated Debentures -- General."

RIGHTS UNDER THE GUARANTEE

     The Guarantee guarantees to the holders of the Preferred Securities, to the extent not paid by the Trust, (i) any accumulated and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust has funds available therefor at such time, (ii) the Redemption Price (as defined herein) with respect to any Preferred Securities called for redemption, to the extent that the Trust has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of the Trust (other than in connection with the distribution of Junior Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution (as defined herein), to the extent the Trust has funds available therefor at such time, and (b) the amount of assets of the Trust remaining available for distribution to holders of the Preferred Securities in liquidation of the Trust. The holders of not less than a majority in Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other Person (as defined in the Guarantee). If the Company were to default on its obligation to pay amounts payable under the Junior Subordinated Debentures, the Trust would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of Preferred Securities would not be able to rely upon the Guarantee for such amounts. In the event, however, that a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Junior Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by the Company of its right, as described herein, to defer the payment of interest on the Junior Subordinated Debentures does not constitute a Debenture Event of Default. In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures. See "Description of the Junior Subordinated Debentures -- Enforcement of Certain Rights by Holders of Preferred Securities," "Description of the Junior Subordinated Debentures -- Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

NO VOTING RIGHTS EXCEPT IN LIMITED CIRCUMSTANCES

     Holders of Preferred Securities will have no voting rights except in limited circumstances relating only to the modification of the Preferred Securities and the exercise of the rights of the Trust as holder of the Junior Subordinated Debentures and the Guarantee. Holders of Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, as such voting rights are vested exclusively in the holder of the Common Securities (except upon the occurrence of certain events described herein). The Property Trustee, the Administrative Trustees and the Company may amend the Trust Agreement without the consent of holders of Preferred Securities to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement" and "Description of the Preferred
Securities -- Removal of the Trust Trustees."

PROPOSED TAX LEGISLATION

     In both 1996 and 1997 legislation was proposed that would, if enacted, have adversely affected the tax treatment of the Preferred Securities. On March 19, 1996, President Clinton proposed certain tax law changes (the "1996 Proposed Legislation") that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations having a maximum term in excess of 20 years and not shown as indebtedness on the issuer's applicable consolidated balance sheet. Neither the 1996 Proposed Legislation or similar legislation was enacted during the 104th Congress. On February 6, 1997, President Clinton proposed in the administration's fiscal year 1998 budget certain tax law changes (the "Administration's 1997 Tax Proposals") that would, among other things, generally deny corporate issuers a deduction for interest or OID in respect of certain debt obligations having a maximum term in excess of 15 years and not shown as indebtedness on the issuer's applicable consolidated balance sheet. Neither the Administration's 1997 Tax Proposals nor similar legislation was enacted by the 105th Congress. There can be no assurance, however, that legislation enacted after the date hereof will not adversely affect the ability of the Company to deduct the interest payable on the Junior Subordinated Debentures or otherwise give rise to a Tax Event.

REDEMPTION; EXCHANGE OF PREFERRED SECURITIES FOR JUNIOR SUBORDINATED DEBENTURES

     The Company has the right at any time to dissolve the Trust and cause the Junior Subordinated Debentures, after satisfaction of liabilities to creditors of the Trust, to be distributed to the holders of the Preferred Securities in exchange therefor in liquidation of the Trust. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The Company will have the right, in certain circumstances, to redeem the Junior Subordinated Debentures in whole or in part, in lieu of a distribution of the Junior Subordinated Debentures by the Trust, in which event the Trust will redeem the Trust Securities on a pro rata basis to the same extent as the Junior Subordinated Debentures are redeemed by the Company. Any such distribution or redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of the Preferred Securities -- Redemption or Exchange -- Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption."

     Under current United States federal income tax law, a distribution of Junior Subordinated Debentures upon the dissolution of the Trust would not be a taxable event to holders of the Preferred Securities. If, however, the Trust is characterized as an association taxable as a corporation at the time of the dissolution of the Trust, the distribution of the Junior Subordinated Debentures may constitute a taxable event to holders of Preferred Securities. Moreover, upon occurrence of a Tax Event, a dissolution of the Trust in which holders of the Preferred Securities receive cash may be a taxable event to such holders. See "Certain Federal Income Tax Consequences -- Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of the Trust."

     There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities upon a dissolution or liquidation of the Trust. The Preferred Securities or the Junior Subordinated Debentures may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Junior Subordinated Debentures, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein.

     If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of the Trust, the Company will use its best efforts to list the Junior Subordinated Debentures on the Nasdaq National Market or such stock exchanges, if any, on which the Preferred Securities are then listed.

LIMITED COVENANTS

     The covenants in the Indenture are limited, and there are no covenants relating to the company in the Trust Agreement. As a result, neither the Indenture nor the Trust Agreement protects holders of Junior Subordinated Debentures, or Preferred Securities, respectively, in the event of a material adverse change in the Company's financial condition or results of operations or limits the ability of the Company or any subsidiary to incur additional indebtedness. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether the Company will be able to comply with its obligations under the Junior Subordinated Debentures or the Guarantee.

TRADING PRICE; ABSENCE OF PRIOR PUBLIC MARKET FOR THE PREFERRED SECURITIES

     The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID if the Junior Subordinated Debentures are treated as having been issued, or reissued, with
OID) with respect to the underlying Junior Subordinated Debentures. A holder who disposes of his Preferred Securities will be required to include in ordinary income (i) any portion of the amount realized that is attributable to such accrued but unpaid interest to the extent not previously included in income, or
(ii) any amount of OID, in either case, that has accrued on his pro rata share of the underlying Junior Subordinated Debentures during the taxable year of sale through the date of disposition. Any such income inclusion will increase the holder's adjusted tax basis in his Preferred Securities disposed of. To the extent that the amount realized in the sale is less than the holder's adjusted tax basis, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Disposition of Preferred Securities."

     There is no current public market for the Preferred Securities. Although application has been made to have the Preferred Securities approved for quotation on the Nasdaq National Market, there can be no assurance that an active public market will develop for the Preferred Securities or that, if such market develops, the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. The public offering price for the Preferred Securities has been determined through negotiations between the Company and the Underwriters. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of the Company and general industry and economic conditions.

POSSIBLE ADVERSE EFFECT ON MARKET PRICES

     There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities if a termination of the Trust were to occur. Accordingly, the Preferred Securities or the Junior Subordinated Debentures may trade at a discount from the price that investors paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Junior Subordinated Debentures in liquidation of the Trust and because Distributions are otherwise limited to payments on the Junior Subordinated Debentures, prospective purchasers of the Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein. See "Description of the Junior Subordinated Debentures."

PREFERRED SECURITIES ARE NOT INSURED

     The Preferred Securities are not insured by the Bank Insurance Fund (the "BIF") or the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation (the "FDIC"), by the Depositors Insurance Fund ("DIF") of the Mutual Savings Central Fund, Inc., or by any other governmental agency.

             RISK FACTORS RELATING TO THE COMPANY AND ITS INDUSTRY

SENSITIVITY TO FLUCTUATIONS IN INTEREST RATES

     The Company's profitability, like that of most similarly situated financial institutions, is dependent to a large extent upon the Bank's net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. Accordingly, the Company's results of operations and financial condition are largely dependent on movements in market interest rates and its ability to manage its assets in response to such movements. The difference between the amount of the total interest-earning assets and interest-bearing liabilities which reprice within a given time period could have a negative effect on the Bank's net interest income depending on whether such difference was positive or negative and the direction of movement of interest rates.

     Increases in interest rates may reduce demand for loans and, thus, the amount of loan and commitment fees. In addition, fluctuations in interest rates may also result in disintermediation, which is the flow of funds away from depository institutions into direct investments which pay a higher rate of return, and may affect the value of the Company's investment securities and other interest earning assets. Given that the Bank's assets consist of a substantial number of loans with interest rates which change in accordance with changes in prevailing market rates, if interest rates rise sharply, many of the Bank's borrowers would be required to make higher interest payments on their loans. Thus, increases in interest rates may cause the Bank to experience an increase in delinquent loans and defaults to the extent that borrowers are unable to meet their increased debt servicing obligations. In addition, the Bank has a substantial portfolio of fixed-rate loans that may be prepaid without significant penalty, so that customers might prepay or refinance them in a period of declining interest rates. That would alter the Bank's asset-liability gap position and ultimately reduce the rates earned on those assets, as cash flows from loan repayments would be re-invested at lower rates.

LENDING RISKS -- CREDIT QUALITY

     A central focus of the Company's and the Bank's strategy is the continued development and growth of a diversified loan portfolio, with emphasis on residential real estate, commercial real estate, commercial loans, and second mortgage and home equity loans. Certain risks are inherent in the lending function, including a borrower's inability to pay, insufficient collateral coverage and changes in interest rates. Repayment risk on commercial loans is significantly affected by changing economic conditions in a particular geographical area, business or industry which could impair future operating performance. Risks associated with real estate loans and general business loans include changes in general economic conditions which may affect the borrower's ability to repay as well as underlying collateral values. Installment and other consumer loans are subject to repayment risk.

     Commercial real estate and multi-family residential loans are generally viewed in the banking community as exposing the lender to greater credit risk than 1-4 family residential real estate loans and typically involve higher loan principal amounts. At March 31, 1998, the Bank's multi-family residential and commercial real estate portfolios totaled $41.4 million, or 12.0% of total loans and loans held for sale. Of that amount, less than 1.5% consisted of multi-family residential loans.

     The Bank currently originates loans secured by commercial real estate properties. The Bank attempts to offset the risks associated with commercial real estate lending by primarily lending to individuals who have proven management experience and who will be actively involved in the management of the property, and by making such loans with lower loan-to-value ratios than 1-4 family residential real estate loans. Economic events and government regulations, which are outside the control of the borrower or lender, could affect the value of the security for such loans or the future cash flow of the affected properties.

     At March 31, 1998, the Bank had $60,000 non-performing commercial real estate and multi-family residential real estate loans. For the twelve months ended December 31, 1997 and the three months ended March 31, 1998, the Bank experienced charge-offs of $20,000 and $0, respectively, on commercial real estate loans and multi-family residential real estate loans.

     At March 31, 1998, 75.0% of the Bank's total loans and loans held for sale were secured by first mortgages on 1-4 family residences, of which 27.6% were adjustable rate mortgages ("ARMs"). Generally, ARMs pose credit risks different from the risks inherent in fixed-rate loans because when interest rates rise the borrower's payments rise, thereby increasing the potential for default. However, long-term fixed-rate loans expose the Bank to higher interest-rate risk.

ALLOWANCE FOR LOAN LOSSES

     The Bank has established an allowance for loan losses in accordance with generally accepted accounting principles. The Company believes that the allowance is adequate. Nevertheless, future additions to the allowance in the form of the provision for loan losses may be necessary due to changes in economic conditions and growth of the Bank's loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. An increase in the Bank's provision for loan losses would negatively affect the Company's earnings.

COMPETITION

     The Bank faces significant competition both in generating loans and in attracting deposits. The eastern Massachusetts area is a highly competitive market. The Bank faces direct competition from a significant number of financial institutions operating in its market area, many with a state-wide or regional presence and, in some cases, a national presence. Many of these financial institutions are significantly larger and have greater financial resources than the Bank. The Bank's competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, credit unions and insurance companies. The Bank faces competition for deposits from savings and commercial banks and credit unions. In addition, the Bank faces increasing competition for deposits from non-bank institutions such as brokerage firms and insurance companies in such instruments as short-term money market funds, corporate and government securities funds, mutual funds and annuities. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions.

SENSITIVITY TO LOCAL ECONOMY

     Prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect the operations of financial institutions such as the Bank. The New England region of the United States, including southeastern Massachusetts (the Bank's primary market area) experienced a significant economic decline which began in 1988 and outlasted the national recession. This decline adversely affected employment, the real estate markets and the banking industry in the Bank's market area. Any deterioration of economic conditions or real estate markets in the Bank's market area could adversely affect the financial condition and results of operations of the Bank in the future.

ECONOMIC CONDITIONS AND MONETARY POLICIES

     Conditions beyond the Company's control may have a significant impact on changes in net interest income from one period to another. Examples of such conditions could include: (i) the strength of credit demands by customers; (ii) fiscal and debt management policies of the federal government, including changes in tax laws; (iii) the Federal Reserve's monetary policy, including the percentage of deposits that must be held in the form of non-earning cash reserves; (iv) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (v) changes in rules and regulations governing the payment of interest on deposit accounts.

LEGISLATIVE AND REGULATORY DEVELOPMENTS

     The financial institutions industry is subject to significant regulation which has materially affected the financial institutions industry in the past and will do so in the future. Such regulations, which affect the Company on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations are also subject to change by the authorities who examine the Company and the Bank and interpret those laws and regulations. There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not adversely and materially affect the Company.

POTENTIAL LIABILITY FOR UNDERCAPITALIZED SUBSIDIARY BANK

     Under federal law, a bank holding company may be required to guarantee a capital plan filed by an undercapitalized bank or thrift subsidiary with its primary regulator. If the subsidiary defaults under the plan;

the holding company may be required to contribute to the capital of the subsidiary bank an amount equal to the lesser of 5% of the bank's assets at the time it became undercapitalized or the amount necessary to bring the bank into compliance with applicable capital standards. It is, therefore, possible that the Company would be required to contribute capital to the Bank or any other bank it may acquire in the event that the Bank or such other bank becomes undercapitalized.

YEAR 2000 COMPLIANCE

     During 1997 the Company completed an assessment of the majority of its computer systems to identify the systems that could be affected by the "Year 2000" issue and developed an implementation plan to address the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company's various systems generally operate on software which is provided and maintained by outside vendors, many of whom are larger, well-established companies who are well-known and established in the banking industry. At this time, the Company does not anticipate incurring significant costs related to the year 2000 problem as currently the Company is highly reliant on the efforts of those outside vendors. The Company does, however, anticipate an increase in the amount of time management and staff will devote to closely monitor the progress of these vendors and also testing applications. The Company has a Year 2000 Compliance Committee of its Board of Directors, charged with supervising the plan and reporting to the full Board. There can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

                             ABINGTON BANCORP, INC.

     Abington Bancorp, Inc. (the "Company"), a Massachusetts corporation, is a one-bank holding company doing business through a wholly-owned subsidiary, Abington Savings Bank (the "Bank"). Abington Bancorp, Inc. was re-established as the Bank's holding company on January 31, 1997. Previously, the Company's predecessor, also known as Abington Bancorp, Inc., had served as the Bank's holding company from February 1988 until its dissolution in December 1992.

     The Bank operated as a Massachusetts-chartered mutual savings bank from its incorporation in 1853 until June 1986 when the Bank converted from mutual to stock form of ownership. From June 1986 to the present, the Bank has operated as a stock savings Bank.

     The Bank is a community bank engaged principally in the business of attracting deposits from the general public, borrowing funds and investing those deposits and funds. In its investments, the Bank has emphasized various types of residential and commercial real estate loans, residential construction loans, consumer loans, and investments in securities. The Bank considers its principal market area to be the towns in and around Plymouth County, Massachusetts.

     The Company has grown to $549.8 million in assets and $333.2 million in deposits at March 31, 1998 from $347.4 million in assets and $209.9 million in deposits at December 31, 1993 . Deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC") up to FDIC limits (generally $100,000 per depositor) and by the Depositors Insurance Fund of the Mutual Savings Central Fund, Inc. (the "Depositors Insurance Fund" or "Central Fund") for the portion of deposits in excess of that insured by the FDIC.

     On June 3, 1994, the Company acquired Hull Co-Operative Bank by merger. On June 26, 1995, the Company acquired the deposits and certain assets and other liabilities of the Holbrook branch of The First National Bank of Boston. Additionally, in August 1997 and April 1988, the Company also opened the first two of three planned de novo supermarket branches, in Cohasset and Randolph, with a branch in Hanson scheduled to open in the fall of 1998. These acquisitions and branch openings are consistent with the

Company's ongoing strategy of planned growth which will enable the Company to have a greater regional presence.

     The Bank has three wholly-owned subsidiaries: Holt Park Place Development Corporation and Norroway Pond Development Corporation, which own properties being marketed for sale, and Abington Securities Corporation, which invests primarily in United States Government obligations and obligations of related agencies and equity securities.

FINANCIAL SUMMARY

                         AT OR FOR THE THREE
                            MONTHS ENDED
                              MARCH 31,               AT OR FOR THE YEAR ENDED DECEMBER 31,
                         -------------------   ----------------------------------------------------
                           1998       1997       1997       1996       1995       1994       1993
                         --------   --------   --------   --------   --------   --------   --------
                                                   (DOLLARS IN THOUSANDS)
Assets.................  $549,838   $492,058   $531,986   $486,958   $460,492   $421,833   $347,354
Deposits...............   333,210    305,674    324,934    300,445    280,070    246,843    209,911
Stockholders' equity...    34,584     33,835     36,321     33,546     30,561     28,366     27,869
Pre-tax income.........     1,733      1,741      7,057      5,672      2,447+     4,329      4,085
Net income.............     1,136      1,052      4,378      3,533      1,429+     2,743      2,529*
Net yield on average
  earning assets,
  taxable equivalent...      3.17%      3.50%      3.41%      3.26%      3.30%      3.45%      3.55%
Return on average
  equity...............     12.85%     12.50%     12.59%     11.00%      4.68%+     9.23%      9.33%*
Return on average total
  assets...............       .85%       .86%       .87%       .74%       .33%+      .70%       .76%*

---------------
+ Reflects sale in 1995 of approximately $9.2 million of loans, including approximately $5.7 million of loans that were non-accrual at September 30, 1995, at a price approximately 64% of par. See Note 6 of Notes to Consolidated Financial Statements in Appendix A to this Prospectus.

* Excludes the favorable impact of a $650,000 adjustment due to a change in accounting for income taxes.

     The Company has sought to consistently increase earnings per share and to maximize return on equity through a combination of strategies, including:

     Growth of Retail Deposit Franchise -- Management has demonstrated over the past five years its desire and ability to grow the Company's retail deposit franchise by acquiring other whole institutions or branches, broadening delivery systems (supermarket branches) and products that are attractive to retail customers (such as Totally Free Checking, first offered in March 1995) combined with designing targeted marketing campaigns. The Bank has increased the number of checking accounts to approximately 31,400 at March 31, 1998 from 7,000 at December 31, 1994. Management currently intends to maintain these core strategies for retail growth in the future as well as to develop or provide access to other products and services to best serve the customers in its community.

     Expand Business Banking Activities -- Commencing in 1996, the Company adopted a strategy to become a more active business lender and, as a result, to achieve a greater diversification of assets on its balance sheet. Commercial and commercial real estate loans are generally funded through deposit growth and/or through runoff from the Company's investment portfolio. Since commercial and commercial real estate loans typically carry a higher yield than investment securities, it is anticipated that growth in these portfolios will enhance overall levels of profitability. The Company's commercial and commercial real estate portfolios totaled $49.4 million at March 31, 1998, compared to $29.2 million at December 31, 1996. While competition for good business credits has intensified over the past six to 18 months, management believes that there is still an opportunity to grow this aspect of the Company's franchise by providing high-quality service to the small to medium-sized businesses located in the Company's market area.

     Efficient Capital Management -- The Company has made progress in providing a more attractive return on equity over the past few years primarily as a result of growth of the Company's loan and deposit portfolios, increases in customer service fees and controlled growth of non-interest expenses. Additionally, in each 1997 and 1998, the Company's Board of Directors authorized the Company to repurchase its outstanding common stock from time to time at prevailing market prices, up to a maximum of 10% of the shares outstanding in each year (approximately 722,000 shares in the aggregate). See Note 19 of Notes to Consolidated Financial Statements. As of May 5, 1998, the Company had repurchased approximately 309,000 shares in total under the repurchase program at a cost of approximately $5,181,000. The Company expects that stock repurchase programs will contribute to enhance return in equity.

     Strategic Acquisitions -- The Company will continue to consider opportunities for expansion through selective acquisitions as a means for increasing market penetration, providing diversified financial service, and achieving greater economies of scale. Since 1993, the Company has acquired two branches with total deposits at time of purchase of approximately $49.3 million. The Company's technology, operations and product offerings are also being evaluated in connection with the assessment of growth opportunities.

     The principal executive office of the Company is located at 536 Washington Street, Abington, Massachusetts 02351 and its telephone number is (781) 982-3200.

                                   MANAGEMENT

     The executive officers of the Company and the Bank and the principal occupation and business experience during at least the last five years for each are set forth below.

     JAMES P. MCDONOUGH has been President and Chief Executive Officer of the Company since its incorporation on October 15, 1996. Mr. McDonough has also served as President and Chief Executive Officer of the Bank since August 1991. Previously, he served as President and Chief Operating Officer of the Bank from November 1990 to August 1991 and Senior Vice President -- Lending of the Bank from December 1987 to November 1990. Mr. McDonough was also Vice
President -- Regional Manager of GEM Mortgage Corporation of North America from 1983 to 1987. Mr. McDonough is a graduate of Massasoit Community College and Boston State College. Mr. McDonough is 47 years old.

     EDWARD J. MERRITT has been Executive Vice President of the Bank since September 1993. He was Treasurer of the Company since its incorporation on October 15, 1996 until June 1997 and Executive Vice President and Chief Financial Officer of the Bank from September 1993 until June 1997. Prior to that date, he served as Senior Vice President and Chief Financial Officer of the Bank from June 1991 to September 1993 and Treasurer and Chief Financial Officer of the Bank from July 1986 to June 1991. Previously, he held various positions, including Senior Accountant and Supervisor, at Wolf & Company of Massachusetts, P.C., from 1983 to 1986. Mr. Merritt is a graduate of Salem State College and is a Certified Public Accountant. Mr. Merritt is 38 years old.

     MARIO M. BERLINGHIERI has been Senior Vice President -- Business Banking Division of the Bank since January 29, 1996. Prior to that date, he served as Program Manager of the Executive Office of Communities & Development for The Commonwealth of Massachusetts in 1995; Vice President and Senior Risk Manager of Fleet Bank of Massachusetts in charge of commercial portfolio approval from 1992 to 1994; and Regional Manager -- Boston Small Business Lending for Bank of New England from 1990 to 1992. Mr. Berlinghieri is a graduate of Suffolk University with a B.S.B.A. degree in Banking/Finance and an M.B.A. in Business Administration. Mr. Berlinghieri is 48 years old.

     DONNA L. THAXTER has been Senior Vice President -- Consumer Banking Division of the Bank since December 1993. Prior to that date, she was Vice President -- Retail Banking since August 1992. Ms. Thaxter joined the Bank in January 1988 and has held various positions including Production Manager, Commercial Loan Officer and Compliance Officer. Previously, she worked as Underwriting Manager for GEM Mortgage Corporation of North America from 1984 to 1988. Ms. Thaxter is a graduate of Framingham State College. Ms. Thaxter is 37 years old.

     ROBERT M. LALLO has been Treasurer of the Company and Senior Vice
President -- Treasurer and Chief Financial Officer of the Bank since June 1997. Prior to that date, he served as Vice President and Treasurer since he joined the Bank in October 1993 until June 1997. Previously, he held various positions, including Audit Manager, with Arthur Andersen & Co., currently known as Arthur Andersen LLP, from July 1986 to October 1993. Mr. Lallo is a graduate of Boston College with degrees in both Accounting and Finance and is a Certified Public Accountant. Mr. Lallo is 33 years old.

     In addition, to Mr. McDonough, the Directors of the Company are:

     ROBERT J. ARMSTRONG has been President and General Manager of Armstrong Construction Corporation, a home building firm, since 1952.

     BRUCE G. ATWOOD has been Vice President -- Operations and Treasurer of Hyer Industries, Inc., a manufacturer of industrial scales, since 1978.

     WILLIAM F. BORHEK has been President of Wm. F. Borhek Insurance Agency, Inc., a general insurance agency, since 1964.

     RALPH B. CARVER, JR. has been President, Treasurer and a director of Den-Lea Rental, Inc., a truck leasing company, since 1979.

     JOEL S. GELLER is the owner-manager and a director of Abington Liquors Corp., a retail liquor store.

     RODNEY D. HENRIKSON has been Treasurer of Henrikson Realty Corp., a real estate company, since 1986. He was Treasurer of Henrikson's Dairy, Inc., a food processing and distribution company, from 1982 through 1984 and President from 1984 through 1986.

     A. STANLEY LITTLEFIELD is an attorney in private practice in Rockland, Massachusetts. He was formerly District Attorney of Plymouth County.

     JAY TIMOTHY NOONAN has been with J. P. Noonan Trans., Inc., an interstate hauler, in a management capacity since 1968 and is currently Chief Financial Officer. Mr. Noonan was also President of Rourke Coal and Oil Co. from 1960 to 1989.

     GORDON N. SANDERSON has been retired since 1991. From 1970 to 1991, he was Vice President -- Sales of B & W Press, Inc., a specialty printing company.

     JAMES J. SLATTERY has been President of J. H. Slattery Insurance Agency, Inc., Abington, Massachusetts, an independent insurance agency, since 1958.

     WAYNE P. SMITH is Treasurer and a director of Suburban Enterprises Inc., Abington, Massachusetts, a sales and marketing firm.

                         ABINGTON BANCORP CAPITAL TRUST

     The Trust is a statutory business trust formed under Delaware law pursuant
to (i) a trust agreement, dated as of                , 1998, executed by the
Company, as depositor, and the trustees of the Trust, and (ii) a certificate of trust filed with the Secretary of State of the State of Delaware on
               , 1998. The initial trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. The Company will acquire all of the Common Securities, which will represent an aggregate liquidation amount equal to at least 3% of the total capital of the Trust. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default (as defined herein) under the Trust Agreement resulting from a Debenture Event of Default, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of the Preferred Securities -- Subordination of Common Securities." The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Junior Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. The Junior Subordinated Debentures and payments thereunder will be the only assets of the Trust and payments under the Junior Subordinated Debentures will be the only revenue of the Trust. The Trust has a term of 55 years, but may dissolve earlier as provided in the Trust Agreement. The principal executive office of the Trust is c/o Abington Bancorp, Inc., 536 Washington Street, Abington, Massachusetts 02351, and its telephone number is (781) 982-3200.

     The number of Trustees will, pursuant to the Trust Agreement, initially be five. Three of the Trustees (the "Administrative Trustees") will be persons who are employees or officers of, or who are affiliated with, the Company. The fourth trustee will be a financial institution that is unaffiliated with the Company, which trustee will serve as institutional trustee under the Trust Agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act (the "Property Trustee"). State Street Bank and Trust Company, a state chartered trust company organized under the laws of the Commonwealth of Massachusetts, will be the Property Trustee until removed or replaced by the holder of the Common Securities. For purposes of compliance with the provisions of the Trust Indenture Act, State Street Bank and Trust Company will also act as trustee (the "Guarantee Trustee") under the Guarantee and as Debenture Trustee (as defined herein) under the Indenture. The fifth trustee will be an entity that maintains its principal place of business in the State of Delaware (the "Delaware Trustee"). Wilmington Trust Company, a Delaware banking corporation, will act as Delaware Trustee.

     The Property Trustee will hold title to the Junior Subordinated Debentures for the benefit of the holders of the Trust Securities and in such capacity will have the power to exercise all rights, powers and privileges under the Indenture. The Property Trustee will also maintain exclusive control of a segregated non-interest-bearing bank account (the "Property Account") to hold all payments made in respect of the Junior Subordinated Debentures for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of Distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities. The Company, as the holder of all the Common Securities, will have the right to appoint, remove or replace any Trustee and to increase or decrease the number of Trustees. The Company will pay all fees and expenses related to the Trust and the offering of the Trust Securities.

     The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Trust Agreement, the Delaware Business Trust Act (the "Trust Act") and the Trust Indenture Act. See "Description of the Preferred Securities."

                                USE OF PROCEEDS

     The Trust will use the gross proceeds from the sale of the Preferred Securities to purchase Junior Subordinated Debentures of the Company. The Company intends to use the net proceeds of the sale of the Junior Subordinated Debentures for general corporate purposes, including the repurchase of outstanding equity securities of the Company, contributions to the Bank to fund its operations and the financing of one or more future acquisitions by the Company if and when suitable opportunities arise. Initially, the net proceeds may be used to make investments in investment securities and/or to pay down outstanding borrowings from the Federal Home Loan Bank pending its use for the purposes described above.

     The Federal Reserve has approved, subject to certain limitations as to amount, the use of certain cumulative preferred stock instruments such as the Preferred Securities as Tier 1 capital for bank holding companies such as the Company. The Company has elected to issue the Preferred Securities because the Company expects the Preferred Securities to qualify as Tier 1 capital and the Distributions payable on the Preferred Securities to be a tax deductible expense of the Company. The Company expects that, upon completion of the sale of the Preferred Securities offered hereby (and assuming exercise of the over-allotment option in full), Preferred Securities having an aggregate Liquidation Amount of approximately $9.8 million will be eligible to qualify as Tier 1 capital under the capital guidelines of the Federal Reserve. Preferred Securities representing an aggregate Liquidation Amount in excess of that amount are expected to be treated as Tier 2 capital until all or some of that excess is eligible to qualify as Tier 1 capital under the capital guidelines of the Federal Reserve.

                      MARKET FOR THE PREFERRED SECURITIES

     Application has been made to have the Preferred Securities approved for quotation on the Nasdaq National Market under the symbol ABBKP. Although the Underwriters have informed the Company that they currently intend to make a market in the Preferred Securities, there can be no assurance that an active and liquid trading market will develop, or, if developed, that such a market will continue. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriters, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting."

                              ACCOUNTING TREATMENT

     The Trust will be treated, for financial reporting purposes, as a subsidiary of the Company and, accordingly, the accounts of the Trust will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate category in the consolidated balance sheet of the Company under the caption "Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures," and appropriate disclosures about the Preferred Securities, the Guarantee and the Junior Subordinated Debentures will be included in the notes to consolidated financial statements. The Company will record Distributions payable on the Preferred Securities as an expense in the consolidated statements of income for financial reporting purposes.

     All future reports of the Company filed under the Exchange Act will (a) present the Trust Securities issued by the Trust on the balance sheet as a separate category item entitled "Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures," (b) include in a footnote to the financial statements disclosure that the sole assets of the Trust are the Junior Subordinated Debentures (including the outstanding principal amount, interest rate and maturity date of such Junior Subordinated Debentures), and (c) include in an audited footnote to the financial statements disclosure that the Company owns all the Common Securities of the Trust, and that the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Preferred Securities.

                                 CAPITALIZATION

     The following table sets forth (i) the consolidated capitalization of the Company at March 31, 1998 and (ii) the consolidated capitalization of the Company giving effect to the issuance of the Preferred Securities hereby offered by the Trust and receipt by the Company of the net proceeds from the corresponding sale of the Junior Subordinated Debentures to the Trust, as if the sale of the Preferred Securities had been consummated on March 31, 1998 and assuming the Underwriters' over-allotment option was not exercised.

                                                                  MARCH 31, 1998
                                                              -----------------------
                                                                               AS
                                                               ACTUAL       ADJUSTED
                                                              ---------    ----------
                                                              (DOLLARS IN THOUSANDS)
Guaranteed preferred beneficial interests in the Company's
  Junior Subordinated Debentures............................   $     0       $11,000(1)
STOCKHOLDERS' EQUITY:
  Serial Preferred stock, par value $0.10 per share;
     3,000,000 shares authorized; none issued...............        --            --
  Common stock, par value $0.10 per share; 12,000,000 shares authorized; 4,747,000 shares issued and outstanding,
     actual and as adjusted.................................       475           475
  Additional paid-in capital................................    21,367        21,367
  Retained earnings.........................................    20,458        20,458
  Treasury stock at cost....................................    (8,884)       (8,884)
  Unearned compensation -- ESOP.............................      (210)         (210)
     Other Accumulated Comprehensive Income --
  Net unrealized gain on securities available for sale, net
     of taxes...............................................     1,378         1,378
                                                               -------       -------
          Total stockholders' equity........................    34,584        34,584
                                                               -------       -------
          Total capitalization..............................   $34,584       $45,584
                                                               =======       =======
CAPITAL RATIOS:
  Stockholders' equity to total assets......................      6.29%         6.17%
  Leverage-based capital ratio(2)(3)(4).....................      5.46%         6.98%
  Risk-based capital ratios(3)(4):
          Tier 1 capital to risk-weighted assets............     10.97%        13.74%
          Total risk-based capital to risk-weighted
           assets...........................................     11.87%        15.03%

---------------
(1) In connection with the issuance of the guaranteed preferred beneficial interests in the Company's Junior Subordinated Debentures, the Company
    estimates it will incur expenses of $          (including Underwriters'
    compensation of $          ). The Junior Subordinated Debentures will mature
    on June 30, 2029, which date may be shortened to a date not earlier than June 30, 2003, if certain conditions are met.

(2) The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and deferred tax assets in excess of regulatory maximum limits.

(3) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Preferred Securities, in a manner consistent with Federal Reserve guidelines, and assuming that no proceeds will be used to pay down outstanding debt.

(4) Federal Reserve guidelines for calculation of Tier 1 capital to risk-weighted assets limit the amount of cumulative preferred stock and securities similar to the Preferred Securities which can be included in Tier 1 capital to 25% of total Tier 1 capital.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, State Street Bank and Trust Company, will act as indenture trustee for the Preferred Securities under the Trust Agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. The following summary of the material terms and provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Agreement, Trust Act, and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     Pursuant to the terms of the Trust Agreement, the Trustees, on behalf of the Trust, will issue the Trust Securities. All of the Common Securities will be owned by the Company. The Preferred Securities will represent preferred undivided beneficial interests in the assets of the Trust and the holders thereof will be entitled to a preference over the Common Securities in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation, as well as other benefits as described in the Trust Agreement. The Trust Agreement does not permit the issuance by the Trust of any securities other than the Trust Securities or the incurrence of any indebtedness by the Trust.

     The Preferred Securities will rank pari passu, and payments will be made thereon pro rata with the Common Securities, except as described under "-- Subordination of Common Securities." Legal title to the Junior Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Guarantee executed by the Company for the benefit of the holders of the Preferred Securities will be a guarantee on a subordinated basis with respect to the Preferred Securities, but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when the Trust does not have funds on hand available to make such payments. State Street Bank and Trust Company, as Guarantee Trustee, will hold the Guarantee for the benefit of the holders of the Preferred Securities. See "Description of the Guarantee."

DISTRIBUTIONS

     Payment of Distributions.  Distributions on each Preferred Security will be
payable at the annual rate of      % of the stated Liquidation Amount of
$          , payable quarterly in arrears on March 31, June 30, September 30 and
December 31 of each year, to the holders of the Preferred Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). The record date will be the fifteenth day of the month in which the relevant Distribution Date occurs.
Distributions will accumulate from                , 1998, the date of original
issuance. The first Distribution Date for the Preferred Securities will be September 30, 1998. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions, interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally due and payable. "Business Day" means any day other than a Saturday or a Sunday, a day on which banking institutions in the City of Boston are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

     Extension Period. The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Junior Subordinated Debentures at any time, or from time to time (each, an "Extension Period"), which, if exercised, would defer quarterly Distributions on the Preferred Securities during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled
will accumulate additional Distributions thereon at the rate per annum of      %
thereof, compounded quarterly from the relevant Distribution Date. "Distributions," as used herein, includes any such additional Distributions. The right to defer the payment of interest on the Junior Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest; provided, that such Extension Period may not exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period.

     The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

     Source of Distributions. The funds of the Trust available for distribution to holders of its Preferred Securities will be limited to payments under the Junior Subordinated Debentures in which the Trust will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Junior Subordinated Debentures." Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Junior Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Securities. If the Company does not make interest payments on the Junior Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent the Trust has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company. See "Description of the Guarantee."

REDEMPTION OR EXCHANGE

     General. The Junior Subordinated Debentures will mature on June 30, 2029. The Company will have the right to redeem the Junior Subordinated Debentures (i) on or after June 30, 2003, in whole at any time or in part from time to time, or
(ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case subject to receipt of prior approval by the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The Company will not have the right to purchase the Junior Subordinated Debentures, in whole or in part, from the Trust until after June 30, 2003. See "Description of the Junior Subordinated Debentures -- General."

     Mandatory Redemption. Upon the repayment or redemption, in whole or in part, of any Junior Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption will be applied by the Property Trustee to redeem a Like Amount (as defined herein) of the Trust Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Trust Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the "Redemption Date"). See "Description of the Junior Subordinated Debentures -- Redemption or Exchange." If less than all of the Junior Subordinated Debentures are to be repaid or redeemed on a Redemption

Date, then the proceeds from such repayment or redemption will be allocated to the redemption of the Trust Securities pro rata.

     Distribution of Junior Subordinated Debentures. Subject to the Company having received prior approval of the Federal Reserve if so required under applicable capital guidelines or policies of the Federal Reserve, the Company will have the right at any time to dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of Trust Securities in liquidation of the Trust. See "-- Liquidation Distribution Upon Dissolution."

     Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption. If a Tax Event, a Capital Treatment Event or an Investment Company Event in respect of the Trust Securities occurs and is continuing, the Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of such Trust Securities in whole (but not in part) at the Redemption Price within 180 days following the occurrence of such Tax Event, Capital Treatment Event or Investment Company Event. In the event a Tax Event, a Capital Treatment Event or an Investment Company Event has occurred with respect to the Trust Securities and the Company does not elect to redeem the Junior Subordinated Debentures and thereby cause a mandatory redemption of such Trust Securities or to liquidate the Trust and cause the Junior Subordinated Debentures to be distributed to holders of such Trust Securities in liquidation of the Trust as described below under "-- Liquidation Distribution Upon Dissolution," such Preferred Securities will remain outstanding and Additional Interest (as defined herein) may be payable on the Junior Subordinated Debentures. "Additional Interest" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by the Trust on the outstanding Trust Securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which the Trust has become subject as a result of a Tax Event.

     "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount equal to that portion of the principal amount of Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Junior Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of the Trust, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Junior Subordinated Debentures are distributed. Each Junior Subordinated Debenture distributed pursuant to clause
(ii) above will carry with it accumulated interest in an amount equal to the accumulated and unpaid interest then due on such Junior Subordinated Debenture.

     "Liquidation Amount" means the stated amount of $10 per Trust Security.

     After the liquidation date fixed for any distribution of Junior Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, and (ii) any certificates representing Preferred Securities will be deemed to represent the Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid Distributions on the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

     There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution and liquidation of the Trust were to occur. The Preferred Securities that an investor may purchase, or the Junior Subordinated Debentures that an investor may receive on dissolution and liquidation of the Trust, may, therefore, trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

REDEMPTION PROCEDURES

     Preferred Securities redeemed on each Redemption Date will be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Junior Subordinated Debentures. Redemptions of the Preferred Securities will be made and the Redemption Price will be payable on each

Redemption Date only to the extent that the Trust has funds on hand available for the payment of such Redemption Price. See "-- Subordination of the Common Securities."

     If the Trust gives a notice of redemption in respect of its Preferred Securities, then, by 12:00 noon, New York time, on the Redemption Date, to the extent funds are available, the Property Trustee will irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the aggregate Redemption Price and will give the paying agent for the Preferred Securities irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption will be payable to the holders of such Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption will have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price and any Distribution payable on or before the Redemption Date, but without interest on such Redemption Price or Distribution, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any additional Distribution, interest or other payment in respect of any such delay) with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by the Trust, or by the Company pursuant to the Guarantee, Distributions on such Preferred Securities will continue to accumulate at the then applicable rate, from the Redemption Date originally established by the Trust for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price. See "Description of the Guarantee."

     Subject to applicable law (including, without limitation, United States federal securities law), and, further provided that the Company does not and is not continuing to exercise its right to defer interest payments on the Junior Subordinated Debentures, the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

     Payment of the Redemption Price on the Preferred Securities and any distribution of Junior Subordinated Debentures to holders of Preferred Securities will be made to the applicable record holders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date will be the date 15 days prior to the Redemption Date or liquidation date, as applicable.

     If less than all of the Trust Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Trust Securities to be redeemed will be allocated pro rata to the Trust Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed will be selected by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee deems fair and appropriate and which may provide for the selection for redemption of portions (equal to $10 or an integral multiple of $10 in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than $10. The Property Trustee will promptly notify the registrar for the Preferred Securities in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities will relate to the portion of the aggregate Liquidation Amount of Preferred Securities which has been or is to be redeemed.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price on the Junior Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on such Junior Subordinated Debentures or portions thereof (and Distributions will cease to accumulate on the related Preferred Securities or portions thereof) called for redemption.

SUBORDINATION OF THE COMMON SECURITIES

     Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, will be made pro rata based on the Liquidation Amount of the Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default has occurred and is continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, will be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption, will have been made or provided for, and all funds available to the Property Trustee will first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

     In the case of any Event of Default resulting from a Debenture Event of Default, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effect of such Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until any such Event of Default under the Trust Agreement with respect to the Preferred Securities has been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company, as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     The Company will have the right at any time to dissolve the Trust and cause the Junior Subordinated Debentures, after satisfaction of liabilities to creditors of the Trust, to be distributed to the holders of the Preferred Securities. Such right is subject, however, to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

     Pursuant to the Trust Agreement, the Trust will automatically dissolve upon expiration of its term and will dissolve earlier on the first to occur of (i) certain events of bankruptcy, dissolution or liquidation of the Company, (ii) the Company, as depositor, giving written direction to the Property Trustee to dissolve the Trust (which direction is optional and wholly within the discretion of the Company, as depositor), (iii) redemption of all of the Preferred Securities as described under "Redemption or Exchange -- Mandatory Redemption," or (iv) the entry of an order for the dissolution of the Trust by a court of competent jurisdiction.

     If an early dissolution occurs as described in clause (i), (ii) or (iv) of the preceding paragraph, the Trust will be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of the Trust available for distribution to holders, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the Liquidation Amount plus accumulated but unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on the Preferred Securities will be paid on a pro rata basis. The Company, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that, if a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a priority over the Common Securities. See
"-- Subordination of Common Securities."

     Under current United States federal income tax law and interpretations and assuming, as expected, that the Trust is treated as a grantor trust, a distribution of the Junior Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences -- Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of the Trust." If the Company elects neither to redeem the Junior Subordinated Debentures prior to maturity nor to liquidate the Trust and distribute the Junior Subordinated Debentures to holders of the Preferred Securities, the Preferred Securities will remain outstanding until the repayment of the Junior Subordinated Debentures.

     If the Company elects to dissolve the Trust and thereby causes the Junior Subordinated Debentures to be distributed to holders of the Preferred Securities in liquidation of the Trust, the Company will continue to have the right to shorten or extend the maturity of such Junior Subordinated Debentures, subject to certain conditions. See "Description of the Junior Subordinated
Debentures -- General."

LIQUIDATION VALUE

     The amount of the Liquidation Distribution payable on the Preferred Securities in the event of any liquidation of the Trust is $10 per Preferred Security plus accumulated but unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Junior Subordinated Debentures, subject to certain exceptions. See "-- Liquidation Distribution Upon Dissolution."

EVENTS OF DEFAULT; NOTICE

     Any one of the following events constitutes an event of default under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities (whatever the reason for such Event of Default and whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

          (i) the occurrence of a Debenture Event of Default (see "Description of the Junior Subordinated Debentures -- Debenture Events of Default"); or

          (ii) default by the Trust or the Property Trustee in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

          (iii) default by the Trust or the Property Trustee in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

          (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clauses (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Trustee(s) by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

          (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

     Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as depositor, unless such Event of Default has been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

     If a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a preference over the Common Securities upon dissolution of the Trust. See "-- Liquidation Distribution Upon Dissolution." The existence of an Event of Default does not entitle the holders of Preferred Securities to accelerate the maturity thereof.

REMOVAL OF THE TRUST TRUSTEES

     Unless a Debenture Event of Default has occurred and is continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event, however, will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an Event of Default has occurred and is continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, the Company, as the holder of the Common Securities, will have power to appoint one or more Persons (as defined in the Trust Agreement) either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such Trust Property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone will have power to make such appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

     Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee is a party, or any Person succeeding to all or substantially all the corporate trust business of such Trustee, will be the successor of such Trustee under the Trust Agreement, provided such Person is otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

     The Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, except as described below. The Trust may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of the Trust with respect to the Preferred Securities, or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee in its capacity as the holder of the Junior Subordinated Debentures, (iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed (including, if applicable, the Nasdaq National Market), if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (v) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an "investment company" under the Investment Company Act, and (vi) the Company owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee, the Indenture, the Junior Subordinated Debentures, the Trust Agreement and the Expense Agreement. Notwithstanding the foregoing, the Trust will not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other Person or permit any other Person to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

     Except as provided below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by the Trust Act and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

     The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities (i) with respect to acceptance of appointment by a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement (provided such amendment is not inconsistent with the other provisions of the Trust Agreement), or (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as is necessary to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that the Trust will not be required to register as an "investment company" under the Investment Company Act; or (iv) to reduce or increase the Liquidation Amount per Trust Security and simultaneously to increase or reduce the number of Trust Securities issued and outstanding solely for the purpose of maintaining the eligibility of the Preferred Securities for listing or quotation on any national securities exchange or other organization on which the Preferred Securities are then listed or quoted (including, if applicable, the Nasdaq National Market); provided, however, that in the case of clause (ii), such action may not adversely affect in any material respect the interests of any holder of Trust Securities, and that, in the case of clause (iv), the aggregate Liquidation Amount of the Trust Securities outstanding upon completion of any such reduction or increase, must be the same as the aggregate Liquidation Amount of the Trust Securities outstanding immediately prior to any such reduction or increase, and any amendments of such Trust Agreement will become effective when notice thereof is given to the holders of Trust Securities (or, in the case of an amendment pursuant to clause
(iv), as of the date specified in the notice). The Trust Agreement may be amended by the Trustees and the Company with (i) the consent of holders representing not less than a majority in the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an "investment company" under the Investment Company Act. Notwithstanding anything in this paragraph to the contrary, without the consent of each holder of Trust Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date, or (b) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

     The Trustees will not, so long as any Junior Subordinated Debentures are held by the Property Trustee, (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Junior

Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures will be due and payable, or
(iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent is required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture requires the consent of each holder of Junior Subordinated Debentures affected thereby, no such consent will be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trustees may not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee will notify each holder of Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trustees must obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

     Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

     No vote or consent of the holders of Preferred Securities will be required for the Trust to redeem and cancel its Preferred Securities in accordance with the Trust Agreement.

     Notwithstanding the fact that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trustees or any affiliate of the Company or any Trustee, will, for purposes of such vote or consent, be treated as if they were not outstanding.

PAYMENT AND PAYING AGENCY

     Payments in respect of the Preferred Securities will be made by check mailed to the address of the holder entitled thereto as such address will appear on the register of holders of the Preferred Securities. The paying agent for the Preferred Securities will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and the Company. The paying agent for the Preferred Securities may resign as paying agent upon 30 days' written notice to the Property Trustee and the Company. In the event that the Property Trustee no longer is the paying agent for the Preferred Securities, the Administrative Trustees will appoint a successor (which must be a bank or trust company acceptable to the Administrative Trustees and the Company) to act as paying agent.

REGISTRAR AND TRANSFER AGENT

     The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trust will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, upon the occurrence and during the continuance of an Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as is directed by the Company and if not so directed, will take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

     The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust in such a way that the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. The Company and the Administrative Trustees are authorized, in this connection, to take any action, not inconsistent with applicable law, the certificate of trust of the Trust or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

     Holders of the Preferred Securities have no preemptive or similar rights.

     The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

               DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

     Concurrently with the issuance of the Preferred Securities, the Trust will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Junior Subordinated Debentures issued by the Company. The Junior Subordinated Debentures will be issued as unsecured debt under the Indenture, to be dated as of May , 1998 (the "Indenture"), between the Company and State Street Bank and Trust Company, as trustee (the "Debenture Trustee"). The Indenture will be qualified as an indenture under the Trust Indenture Act. The following summary of the material terms and provisions of the Junior Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     The Junior Subordinated Debentures will be limited in aggregate principal amount to approximately $11,340,210 (or $13,041,250 if the Underwriters' over-allotment option is exercised), the sum of the aggregate stated Liquidation Amount of the Trust Securities. The Junior Subordinated Debentures will bear
interest at the annual rate of   % of the principal amount thereof, payable
quarterly in arrears on March 31, June 30, September 30, and December 31 of each year (each, an "Interest Payment Date") beginning September 30, 1998, to the Person (as defined in the Indenture) in whose name each Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the fifteenth day of the last month of the calendar quarter. It is anticipated that, until the liquidation of the Trust, the Junior Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per
annum of   % thereof, compounded quarterly. The term "interest," as used herein, includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest, as applicable.

     The Junior Subordinated Debentures will mature on June 30, 2029 (such date, as it may be shortened or extended as hereinafter described, the "Stated Maturity"). Such date may be shortened at any time by the Company to any date not earlier than June 30, 2003, subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. In the event that the Company elects to shorten or extend the Stated Maturity of the Junior Subordinated Debentures, it will give notice thereof to the Debenture Trustee, the Trust and to the holders of the Junior Subordinated Debentures no more than 180 days and no less than 90 days prior to the effectiveness thereof. The Company will not have the right to purchase the Junior Subordinated Debentures, in whole or in part, from the Trust until on or after June 30, 2003, except if a Tax Event, a Capital Treatment Event or an Investment Company Event has occurred and is continuing.

     The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank, upon the Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Junior Subordinated Debentures to benefit indirectly from such distribution), is subject to the prior claim of creditors of the Bank, except to the extent that the Company may itself be recognized as a creditor of the Bank. The Junior Subordinated Debentures will, therefore, be effectively subordinated to all existing and future liabilities of the Bank, and holders of Junior Subordinated Debentures should look only to the assets of the Company for payments on the Junior Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt, Subordinated Debt and Additional Senior Obligations, whether under the Indenture or any existing indenture or other indenture that the Company may enter into in the future or otherwise. See "-- Subordination."

     The Indenture does not contain provisions that afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged transaction or other similar transaction involving the Company that may adversely affect such holders.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     The Company has the right under the Indenture at any time during the term of the Junior Subordinated Debentures, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest at any time, or from time to time (each, an "Extension Period"). The right to defer the payment of interest on the Junior Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. At the end of each Extension Period, the Company must pay all interest then accrued and unpaid (together with interest thereon at the annual
rate of   %, compounded quarterly, to the extent permitted by applicable law).
During an Extension Period, interest will continue to accrue and holders of Junior Subordinated Debentures (or the holders of Preferred Securities if such securities are then outstanding) will be required to accrue and recognize income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount."

     During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest; provided, that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extension Period subject to the above requirements. No interest will be due and payable during an Extension Period, except at the end thereof. The Company has no present intention of exercising its rights to defer payments of interest on the Junior Subordinated Debentures. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extension Period at least two Business Days prior to the earlier of (i) the next succeeding date on which Distributions on the Trust Securities would have been payable except for the election to begin such Extension Period, or (ii) the date the Trust is required to give notice of the record date, or the date such Distributions are payable, to the Nasdaq National Market (or other applicable self-regulatory organization) or to holders of the Preferred Securities, but in any event at least one Business Day before such record date. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period.

ADDITIONAL SUMS

     If the Trust or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of the occurrence of a Tax Event, the Company will pay to the holders of the Junior Subordinated Debentures as additional amounts (referred to herein as "Additional Interest") on the Junior Subordinated Debentures such additional amounts as may be required so that the net amounts received and retained by the Trust after paying any such additional taxes, duties or other governmental charges will not be less than the amounts the Trust would have received had such additional taxes, duties or other governmental charges not been imposed.

REDEMPTION OR EXCHANGE

     The Company will have the right to redeem the Junior Subordinated Debentures prior to maturity (i) on or after June 30, 2003, in whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. Any such redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

     "Tax Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust is, or will be within 90 days after the date of such opinion of counsel, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) the Trust is, or will be within 90 days after the date of such opinion of counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

     "Capital Treatment Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or any change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which proposed change, pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate Liquidation Amount of the Preferred Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then applicable to the Company; provided, however, that the inability of the Company to treat all or any portion of the Liquidation Amount of the Preferred Securities as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event if such inability results from the Company having cumulative preferred capital in excess of the amount which may qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines of the Federal Reserve.

     "Investment Company Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Junior Subordinated Debentures to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price for the Junior Subordinated Debentures, on and after the redemption date interest ceases to accrue on such Junior Subordinated Debentures or portions thereof called for redemption.

     The Junior Subordinated Debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

     As described under "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution," under certain circumstances involving the dissolution of the Trust, the Junior Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of the Trust after satisfaction of liabilities to creditors of the Trust as provided by applicable law. Any such distribution will be subject to receipt of prior approval by the Federal Reserve if then required under applicable policies or guidelines of the Federal Reserve. If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the dissolution of the Trust, the Company will use its best efforts to list the Junior Subordinated Debentures on the Nasdaq National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Junior Subordinated Debentures that may be distributed to the holders of Preferred Securities.

RESTRICTIONS ON CERTAIN PAYMENTS

     If at any time (i) there has occurred a Debenture Event of Default, (ii) the Company is in default with respect to its obligations under the Guarantee or
(iii) the Company has given notice of its election of an Extension Period as provided in the Indenture with respect to the Junior Subordinated Debentures and has not rescinded such notice, or such Extension Period, or any extension thereof, is continuing, the Company will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock, (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (3) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities.

SUBORDINATION

     The Indenture provides that the Junior Subordinated Debentures are subordinated and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceedings of the Company, the holders of Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company will first be entitled to receive payment in full of principal of (and premium on, if any) and interest on, if any, such Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company before the holders of Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Junior Subordinated Debentures.

     In the event of the acceleration of the maturity of any Junior Subordinated Debentures, the holders of all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Junior Subordinated Debentures.

     No payments on account of principal or interest in respect of the Junior Subordinated Debentures may be made if there has occurred and is continuing a default in any payment with respect to Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company or an event of default with respect to any

Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company resulting in the acceleration of the maturity thereof, or if any judicial proceeding is pending with respect to any such default.

     "Debt" means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of such Person, and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     "Senior Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Junior Subordinated Debentures; provided, however, that Senior Debt will not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) any Debt to any employee of the Company, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Junior Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, and (v) Debt which constitutes Subordinated Debt.

     "Subordinated Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Junior Subordinated Debentures).

     "Additional Senior Obligations" means, with respect to the Company, all indebtedness, whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations do not include claims in respect of Senior Debt or Subordinated Debt or obligations which, by their terms, are expressly stated to be not superior in right of payment to the Junior Subordinated Debentures or to rank pari passu in right of payment with the Junior Subordinated Debentures. "Claim," as used herein, has the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978, as amended.

     The Indenture places no limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.
As of        , 1998, the Company had no outstanding Senior Debt, Subordinated
Debt or Additional Senior Obligations. Because the Company is a holding company, the Junior Subordinated

Debentures are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including obligations to depositors of the Bank.

PAYMENT AND PAYING AGENTS

     Payment of principal of and any interest on the Junior Subordinated Debentures will be made at the office of the Debenture Trustee in Boston, Massachusetts, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address appears in the register of holders of the Junior Subordinated Debentures, or (ii) by transfer to an account maintained by the Person entitled thereto as specified in the register of holders of the Junior Subordinated Debentures, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on Junior Subordinated Debentures will be made to the Person in whose name such Subordinated Debenture is registered at the close of business on the regular record date for such interest, except in the case of defaulted interest. The Company may at any time designate additional paying agents for the Junior Subordinated Debentures or rescind the designation of any paying agent for the Junior Subordinated Debentures; however, the Company will at all times be required to maintain a paying agent in Boston, Massachusetts and each place of payment for the Junior Subordinated Debentures.

     Any moneys deposited with the Debenture Trustee or any paying agent for the Junior Subordinated Debentures, or then held by the Company in trust, for the payment of the principal of or interest on the Junior Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable will be repaid to the Company on May 31 of each year or (if then held in trust by the Company) will be discharged from such trust and the holder of such Junior Subordinated Debenture will thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

REGISTRAR AND TRANSFER AGENT

     The Debenture Trustee will act as the registrar and the transfer agent for the Junior Subordinated Debentures. Junior Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), in Boston, Massachusetts or at the office of the registrar in Boston, Massachusetts. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures. In the event of any redemption, neither the Company nor the Debenture Trustee will be required to
(i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Junior Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or
(ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

MODIFICATION OF INDENTURE

     The Company and the Debenture Trustee may, from time to time without the consent of the holders of the Junior Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Junior Subordinated Debentures, to modify the Indenture; provided, that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture affected by such proposed modification, (i) extend the fixed maturity of the Junior Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or (ii) reduce the percentage of principal amount of Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture; provided that so long as any of the Preferred Securities remain outstanding, no such modification may be made that requires the consent of the holders of the Junior Subordinated Debentures, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Preferred Securities and that if the consent of the holder of each Subordinated Debenture is required, such modification will not be effective until each holder of Trust Securities has consented thereto.

DEBENTURE EVENTS OF DEFAULT

     The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes an event of default (each, a "Debenture Event of Default") with respect to the Junior Subordinated Debentures:

          (i) failure for 30 days to pay any interest on the Junior Subordinated Debentures, when due (subject to the deferral of any due date in the case of an Extension Period); or

          (ii) failure to pay any principal on the Junior Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise; or

          (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures; or

          (iv) certain events in bankruptcy, insolvency or reorganization of the Company.

     The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee, or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures, may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Junior Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of the Junior Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities will have such right.

     The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

     If a Debenture Event of Default has occurred and is continuing, the Property Trustee will have the right to declare the principal of and the interest on such Junior Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Junior Subordinated Debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

     If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Junior Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, the Trust may become subject to the reporting obligations under the Exchange Act. The Company has the right under the Indenture to set-off any payment made to such holder of Preferred Securities by the Company in connection with a Direct Action.

     The holders of the Preferred Securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the Junior Subordinated Debentures unless there has been an Event of Default under the Trust Agreement. See "Description of the Preferred Securities -- Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     The Company may not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, and no Person may consolidate with or merge into the Company or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to the Company, unless (i) in the event the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any State or the District of Columbia, and such successor Person expressly assumes by supplemental indenture the Company obligations on the Junior Subordinated Debentures, (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, has occurred and is continuing, and (iii) certain other conditions prescribed in the Indenture are met.

SATISFACTION AND DISCHARGE

     The Indenture will cease to be of further effect (except as to the Company's obligations to pay certain sums due pursuant to the Indenture and to provide certain officers' certificates and opinions of counsel described therein) and the Company will be deemed to have satisfied and discharged the Indenture when, among other things, all Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity or redemption date, as the case may be.

GOVERNING LAW

     The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

     The Debenture Trustee has and is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

     The Company has agreed, pursuant to the Indenture, for so long as Trust Securities remain outstanding, (i) to maintain directly or indirectly 100% ownership of the Common Securities of the Trust (provided that certain successors which are permitted pursuant to the Indenture may succeed to the Company's ownership of the Common Securities), (ii) not to voluntarily dissolve the Trust, except upon prior approval of the Federal

Reserve if then so required under applicable capital guidelines or policies of the Federal Reserve, and (a) in connection with a distribution of Junior Subordinated Debentures to the holders of the Preferred Securities in liquidation of the Trust, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause the Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

                          DESCRIPTION OF THE GUARANTEE

     The Preferred Securities Guarantee Agreement (the "Guarantee") will be executed and delivered by the Company concurrently with the issuance of the Preferred Securities for the benefit of the holders of the Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Guarantee Trustee will act as indenture trustee under the Guarantee for purposes of complying with the provisions of the Trust Indenture Act. The Guarantee Trustee, State Street Bank and Trust Company, will hold the Guarantee for the benefit of the holders of the Preferred Securities. The following summary of the material terms and provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee and the Trust Indenture Act. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     The Company will, pursuant to the Guarantee, irrevocably agree to pay in full on a subordinated basis, to the extent set forth therein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of the Trust (the "Guarantee Payments"), will be subject to the
Guarantee: (i) any accumulated and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust has funds available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption to the extent that the Trust has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust (other than in connection with the distribution of Junior Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution, to the extent the Trust has funds available therefor at such time, and (b) the amount of assets of the Trust remaining available for distribution to holders of Preferred Securities in liquidation of the Trust. The obligation of the Company to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing the Trust to pay such amounts to such holders.

     The Guarantee will not apply to any payment of Distributions except to the extent the Trust has funds available therefor. If the Company does not make interest payments on the Junior Subordinated Debentures held by the Trust, the Trust will not pay Distributions on the Preferred Securities and will not have funds legally available therefor.

STATUS OF THE GUARANTEE

     The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company in the same manner as the Junior Subordinated Debentures. The Guarantee does not place a limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.

     The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other Person). The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust or upon distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank upon the Bank's liquidation or reorganization or otherwise is subject to the prior claims of creditors of the Bank, except to the extent the Company may itself be recognized as a creditor of the Bank. The Company's obligations under the Guarantee, therefore, will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and claimants should look only to the assets of the Company for payments thereunder.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. See "Description of the Preferred
Securities -- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee will bind the successors, assigns, receivers, trustees and representatives of the Company and will inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

     An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

     Any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other Person.

     The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of any Preferred Securities, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

     The Guarantee will terminate and be of no further force and effect upon (a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of the Trust, or (c) distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Guarantee.

GOVERNING LAW

     The Guarantee will be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

                               EXPENSE AGREEMENT

     The Company will, pursuant to the Agreement as to Expenses and Liabilities entered into by it under the Trust Agreement (the "Expense Agreement"), irrevocably and unconditionally guarantee to each person or entity to whom the Trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the Trust, other than obligations of the Trust to pay to the holders of the Preferred Securities or other similar interests in the Trust of the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. Third party creditors of the Trust may proceed directly against the Company under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
              THE JUNIOR SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     Payments of Distributions and other amounts due on the Preferred Securities (to the extent the Trust has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee." The Company and the Trust believe that, taken together, the obligations of the Company under the Junior Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of Distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the Trust under the Preferred Securities. If and to the extent that the Company does not make payments on the Junior Subordinated Debentures, the Trust will not pay Distributions or other amounts due on the Preferred Securities. The Guarantee does not cover payment of Distributions when the Trust does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Preferred Securities is to institute a legal proceeding directly against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because (i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Trust Securities, (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities, (iii) the Company will pay for all and any costs, expenses and liabilities of the Trust (except the obligations of the Trust to holders of the Preferred Securities), and (iv) the Trust Agreement further provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

     A holder of any Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee

Trustee, the Trust or any other Person. A default or event of default under any Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company would not constitute a default or Event of Default. In the event, however, of payment defaults under, or acceleration of, Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior Debt, Subordinated Debt or Additional Senior Obligations has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Junior Subordinated Debentures would constitute an Event of Default.

LIMITED PURPOSE OF THE TRUST

     The Preferred Securities evidence a preferred undivided beneficial interest in the assets of the Trust. The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Junior Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. A principal difference between the rights of a holder of a Preferred Security and the rights of a holder of a Subordinated Debenture is that a holder of a Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Junior Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions from the Trust (or from the Company under the Guarantee) if and to the extent the Trust has funds available for the payment of such Distributions.

RIGHTS UPON DISSOLUTION

     Upon any voluntary or involuntary dissolution of the Trust involving the liquidation of the Junior Subordinated Debentures, the holders of the Preferred Securities will be entitled to receive, out of assets held by the Trust, the Liquidation Distribution in cash. See "Description of the Preferred
Securities -- Liquidation Distribution Upon Dissolution." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Junior Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company (as set forth in the Indenture), but entitled to receive payment in full of principal and interest before any shareholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Trust (other than the obligations of the Trust to the holders of its Preferred Securities), the positions of a holder of the Preferred Securities and a holder of the Junior Subordinated Debentures relative to other creditors and to shareholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of Preferred Securities which has been passed upon by Foley, Hoag & Eliot LLP, counsel to the Company and the Trust insofar as it relates to matters of law and legal conclusions. The discussion only addresses the tax consequences to a person that acquires Preferred Securities on their original issue at their original offering price and that is (i) an individual citizen or resident of the United States,
(ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) an estate or trust the income of which is subject to United States federal income tax regardless of source. This discussion does not attempt to discuss all tax consequences that may be applicable to a holder of Preferred Securities, nor does it address the tax consequences to (i) persons who are not United States Persons, (ii) persons that may be subject to special tax treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, real estate investment trusts, regulated investment companies, tax-exempt organizations, and dealers in securities or currencies, (iii) persons that will hold the Preferred Securities as part of a position in a "straddle," as part of a "hedge or "synthetic security," as part of a "conversion transaction" or other integrated investment transaction for federal income tax purposes, or as other than a capital asset, or (iv) persons whose functional currency is not the United States dollar. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Preferred Securities.

     The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of Preferred Securities may differ from the treatment described below.

CLASSIFICATION OF THE TRUST

     Under current law and assuming full compliance with the terms of the Trust Agreement and Indenture (and certain other documents described herein), the Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. As a result, each holder of Preferred Securities generally will be considered the owner of an undivided beneficial interest in the Junior Subordinated Debentures. Accordingly, for United States federal income tax purposes, each holder of Preferred Securities will be required to include in its gross income any interest, including original issue discount, paid or accrued with respect to its allocable share of the Junior Subordinated Debentures whether or not cash is actually distributed to such holder.

CLASSIFICATION OF THE JUNIOR SUBORDINATED DEBENTURES

     The Company intends to take the position that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company under current law and each holder of Preferred Securities will be treated as owning an indirect beneficial interest in the Junior Subordinated Debentures. No ruling is being requested from the Internal Revenue Service and there is no direct authority addressing the characterization of the Junior Subordinated Debentures. No assurance can be given that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged that such a challenge will not be successful. The remainder of this discussion assumes that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

     Under recently issued Treasury regulations (the "Regulations"), a debt instrument will be deemed to be issued with original issue discount ("OID") if there is more than a "remote" contingency that periodic stated interest payments due on the instrument will not be timely paid. Because the exercise by the Company of its option to defer the payment of stated interest on the Junior Subordinated Debentures would prevent the Company from declaring dividends on any class of equity, the Company believes that the likelihood of its exercising the option is "remote" within the meaning of the Regulations. As a result, the Company intends to take the position that the Junior Subordinated Debentures will not be considered to be issued with OID. Accordingly, based on this position, stated interest on the Junior Subordinated Debentures will be includible in the ordinary income of a holder at the time that such payments are paid or accrued in accordance with such holder's regular method of tax accounting. Because the Regulations have not yet been addressed in any published rulings or other published interpretations issued by the Internal Revenue Service, it is possible that the Internal Revenue Service could take a position contrary to the position taken by the Company.

     Under the Regulations, if the Company were to exercise its option to defer the payment of stated interest on the Junior Subordinated Debentures, the Junior Subordinated Debentures would at that time be treated as issued with OID and all stated interest on the Junior Subordinated Debentures would thereafter be treated as OID as long as the Junior Subordinated Debentures remain outstanding. In such event, a holder of the Junior Subordinated Debentures would be required to include OID in ordinary income, on a current basis, over the period that the instrument is held even though the Company would not be making any actual cash payments during the extended interest payment period. The amount of interest income includible in the taxable income of a holder of the Junior Subordinated Debentures would be determined on the basis of a constant yield method over the remaining term of the instrument and the actual receipt of future payments of stated interest on the Junior Subordinated Debentures would no longer be separately reported as taxable income. The amount of OID that would accrue, in the aggregate, during the extended interest payment period would be approximately equal to the amount of the cash payment due at the end of such period. Any OID included in income would increase the holder's adjusted tax basis in the Junior Subordinated Debentures and the holder's actual receipt of interest payments would reduce such basis.

     Because income on the Preferred Securities will constitute interest or OID, corporate holders of Preferred Securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Preferred Securities.

MARKET DISCOUNT AND ACQUISITION PREMIUM

     Holders of Preferred Securities other than a holder who purchased the Preferred Securities upon original issuance may be considered to have acquired their undivided interest in the Junior Subordinated Debentures with "market discount' or acquisition premium" as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.

RECEIPT OF JUNIOR SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST

     Under certain circumstances, as described herein (see "Description of the Preferred Securities -- Redemption or Exchange" and "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution"), the Junior Subordinated Debentures may be distributed to holders of Preferred Securities upon a liquidation of the Trust. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to each such holder and would result in such holder having an adjusted tax basis in the Junior Subordinated Debentures received in the liquidation equal to such holder's adjusted tax basis in the Preferred Securities immediately before the distribution. A holder's holding period in the Junior Subordinated Debentures so received in liquidation of the Trust would include the period for which such holder held the Preferred Securities. If, however, the Trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time of its dissolution, the distribution of the Junior Subordinated Debentures may constitute a taxable event to holders of Preferred Securities.

     Under certain circumstances described herein, the Junior Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if the holder sold such Preferred Securities for cash. See "Description of the Preferred Securities -- Redemption or Exchange" and "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution."

DISPOSITION OF PREFERRED SECURITIES

     Upon the sale of the Preferred Securities, a holder will recognize gain or loss in an amount equal to the difference between its adjusted tax basis in the Preferred Securities and the amount realized in the sale (except to the extent of any amount received in respect of accrued but unpaid interest not previously included in income). A holder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price increased by the amount of OID accrued and decreased by payments (if any) received on the Preferred Securities in respect of OID (if any) to the date of disposition. Such gain or loss generally will be a capital gain or loss and generally will be long-term capital gain or loss if the Preferred Securities have been held for more than one year at the time of sale. Amounts attributable to accrued interest with respect to a holder's share of the Junior Subordinated Debentures not previously included in income will be taxable as ordinary income.

     Should the Corporation exercise its option to defer any payment of interest on the Junior Subordinated Debentures, the Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures (or OID if the Junior Subordinated Debentures are treated as having been issued with OID). In the event of such a deferral, a holder who disposes of its Preferred Securities will be required to include in ordinary income (i) any portion of the amount realized that is attributable to such accrued but unpaid interest to the extent not previously included in income, or (ii) any amount of OID, in either case, that has accrued on its pro rata share of the underlying Junior Subordinated Debentures during the taxable year of sale through the date of disposition. Any such income inclusion will increase the holder's adjusted tax basis in the Preferred Securities disposed of. To the extent that the amount realized in the sale is less than the holder's adjusted tax basis, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The amount of interest paid and any OID accrued on the Preferred Securities held of record by individual citizens or residents of the United States, or certain trusts, estates, and partnerships, will be reported to the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders of Preferred Securities by January 31 following each calendar year. Payments of interest may be subject to a "backup" withholding tax at a rate of 31% unless the holder complies with certain identification and other requirements. Payment of the proceeds from the sale of Preferred Securities may also be subject to information reporting and backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

EFFECT OF PROPOSED CHANGES IN TAX LAWS

     In both 1996 and 1997 legislation was proposed that would, if enacted, have adversely affected the tax treatment of the Preferred Securities. On March 19, 1996, President Clinton proposed certain tax law changes (the "1996 Proposed Legislation") that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations having a maximum term in excess of 20 years and not shown as indebtedness on the issuer's applicable consolidated balance sheet. Neither the 1996 Proposed Legislation or similar legislation was enacted during the 104th Congress. On February 6, 1997, President Clinton proposed in the administration's fiscal year 1998 budget certain tax law changes (the "Administration's 1997 Tax Proposals") that would, among other things, generally deny corporate issuers a deduction for interest or OID in respect of certain debt obligations having a maximum term in excess of 15 years and not shown as indebtedness on the issuer's applicable consolidated balance sheet. Neither the Administration's 1997 Tax Proposals nor similar legislation was enacted by the 105th Congress. There can be no assurance, however, that legislation enacted after the date hereof will not adversely affect the ability of the Company to deduct the interest payable on the Junior Subordinated Debentures or otherwise give rise to a Tax Event.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN THE UNITED STATES FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

     Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code ("Plans"), generally may purchase Preferred Securities, subject to the investing fiduciary's determination that the investment in Preferred Securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the Plan.

     In any case, the Company and/or any of its affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Code) with respect to certain plans (generally, Plans maintained or sponsored by, or contributed to by, any such persons with respect to which the Company or an affiliate is a fiduciary or Plans for which the Company or an affiliate provides services). The acquisition and ownership of Preferred Securities by a Plan (or by an individual retirement arrangement or other Plans described in Section 4975(e)(1) of the Code) with respect to which the Company or any of its affiliates is considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption.

     As a result, Plans with respect to which the Company or any of its affiliates is a party in interest or a disqualified person should not acquire Preferred Securities unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any other Plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the code proposing to acquire Preferred Securities should consult with their own counsel.

                                  UNDERWRITING

     The Underwriters named below, represented by Tucker Anthony Incorporated (the "Representative"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, to purchase from the Trust the number of Preferred Securities set forth opposite their respective names below. The several Underwriters have agreed in the Underwriting Agreement, subject to the terms and conditions set forth therein, to purchase all the Preferred Securities offered hereby if any of the Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                   NUMBER OF
                        UNDERWRITER                           PREFERRED SECURITIES
                        -----------                           --------------------
Tucker Anthony Incorporated.................................
McConnell, Budd & Downes, Inc. .............................
                                                                   ---------
          Total.............................................       1,100,000
                                                                   =========

     The Representative has advised the Trust that it proposes initially to offer the Preferred Securities to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price
less a concession not in excess of $          per Preferred Security. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $          per Preferred Security to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures of the Company, the Underwriting Agreement provides that the Company will pay as compensation to the Underwriters arranging the investment therein of such
proceeds, an amount in immediately available funds of $          per Preferred
Security (or $          in the aggregate) for the accounts of the several
Underwriters.

     The Trust has granted the Underwriters an option to purchase up to an additional 165,000 Preferred Securities at the public offering price. Such option, which expires 30 days from the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional Preferred Securities that the number of Preferred Securities to be purchased initially by the Underwriter is of the 1,100,000 Preferred Securities initially purchased by the Underwriters.

     To the extent that the Underwriters exercise their option to purchase additional Preferred Securities, the Trust will issue and sell to the Company additional Common Securities in such aggregate Liquidation Amount as is required for the Company to continue to hold Common Securities in an aggregate Liquidation Amount equal to at least 3% of the total capital of the Trust and the Company will issue and sell to the Trust Junior Subordinated Debentures in an aggregate principal amount equal to the total aggregate Liquidation Amount of the additional Preferred Securities being purchased pursuant to the option and the additional Common Securities.

     In connection with the offering of the Preferred Securities, the Underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Preferred Securities. Such transactions may include over-allotment transactions in which the Underwriters create a short position for their own account by selling more Preferred Securities than they are committed to purchase from the Trust. In such case, to cover all or part of the short position, the Underwriters may exercise the over-allotment option described above or may purchase Preferred Securities in the open market following completion of the initial offering of the Preferred Securities. The Underwriters also may engage in stabilizing transactions in which they bid for and purchase Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Preferred Securities. The Underwriters also may reclaim any selling concessions allowed to an Underwriter or dealer if the Underwriters repurchase shares distributed by that Underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price for the Preferred Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Securities. The Underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

     During a period of 180 days from the date of this Prospectus, neither the Trust nor the Company will, subject to certain exceptions, without the prior written consent of the Representative, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any Preferred Securities, any security convertible into or exchangeable into or exercisable for Preferred Securities or Junior Subordinated Debentures or any debt securities substantially similar to the Junior Subordinated Debentures or equity securities substantially similar to the Preferred Securities (except for Junior Subordinated Debentures and the Preferred Securities offered hereby).

     Because the National Association of Securities Dealers, Inc. ("NASD") is expected to view the Preferred Securities as interests in a direct participation program, the offering of the Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

     Application has been made to have the Preferred Securities approved for quotation on the Nasdaq National Market. The Representative has advised the Trust that it presently intends to make a market in the Preferred Securities after the commencement of trading on the Nasdaq National Market, but no assurances can be made as to the liquidity of such Preferred Securities or that an active and liquid trading market will develop or, if developed, that it will continue. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriters, and the offering price of the Preferred Securities may not be indicative of the market price following the Offering. The Representative will have no obligation to make a market in the Preferred Securities, however, and may cease market-making activities, if commenced, at any time.

     The Trust and the Company have agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the formation of the Trust, will be passed upon by Morris, Nichols, Arsht & Tunnell, Wilmington, Delaware, special Delaware counsel to the Company and the Trust. Certain legal matters for the Company and the Trust, including matters relating to United States federal income tax considerations and the validity of the Guarantee and the Junior Subordinated Debentures, will be passed upon for the Company and the Trust by Foley, Hoag & Eliot LLP, Boston, Massachusetts, counsel to the Company and the Trust. Certain legal matters will be passed upon for the Underwriters by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Foley, Hoag & Eliot LLP will rely on the opinion of Morris, Nichols, Arsht & Tunnell as to matters of Delaware law.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, appearing in the 1997 Annual Report of the Company to its shareholders and incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 1997, have been incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, in reliance upon the report of Arthur Andersen LLP, independent public accountants, incorporated by reference herein, whose report thereon appears therein, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997; and

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (attached hereto as Appendix B).

     The following portions of the Company's 1997 Annual Report to Shareholders (attached hereto as Appendix A) are incorporated into this Prospectus by reference:

          1. Management's Discussion and Analysis of Financial Condition and Result of Operations; and

          2. Selected Consolidated Financial Data, Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Changes in Shareholders' Equity, Consolidated Statements of Cash Flows, and Notes to Consolidated Financial Statements.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO: ABINGTON BANCORP, INC., 536 WASHINGTON STREET, ABINGTON, MASSACHUSETTS 02351, ATTN: CHIEF FINANCIAL OFFICER (TELEPHONE (781) 982-3200).

     As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. If available, such information also may be accessed through the Commission's electronic data gathering, analysis and retrieval system ("EDGAR") via electronic means, including the Commission's home page on the Internet (http://www.sec.gov). The Company's common stock is traded on the Nasdaq National Market. Such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules relating thereto as permitted by the rules and regulations of the

Commission. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto. Items of information omitted from this Prospectus, but contained in the Registration Statement, may be obtained at prescribed rates or inspected without charge at the offices of the Commission set forth above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     No separate financial statements of the Trust have been included herein. The Company does not consider that such financial statements would be material to holders of the Preferred Securities because (i) all of the voting securities of the Trust will be owned by the Company, a reporting company under the Exchange Act, (ii) the Trust has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interest in the assets of the Trust and investing the proceeds thereof in the Junior Subordinated Debentures issued by the Company, and (iii) the obligations of the Company described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of the Trust under the Indenture and pursuant to the Trust Agreement, the guarantee issued by the Company with respect to the Preferred Securities, and the Junior Subordinated Debentures purchased by the Trust and the related Indenture, taken together, constitute, in the belief of the Company and the Trust, a full and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Junior Subordinated Debentures" and "Description of the Guarantee."

     The Trust is not currently subject to the information reporting requirements of the Exchange Act. The Trust will become subject to such requirements upon the effectiveness of the Registration Statement, although it intends to seek and expects to receive an exemption therefrom.

                                    APPENDIX A

                        [ABINGTON BANCORP APPLE PICTURE]

                          ===========================
                                ABINGTON BANCORP
                             ----------------------
                               1997 ANNUAL REPORT
                          ===========================

[ABINGTON BANCORP LEAF PICTURE]           1997
----------------------------------------------

                             A VERY SUCCESSFUL YEAR
                             ---------------------------------------------------


                1 | President's Message
                9 | Financial Highlights
               11 | Management's Discussion and Analysis
               21 | Report of Independent Public Accountants
               22 | Consolidated Balance Sheets
               23 | Consolidated Statements of Operations
               24 | Consolidated Statements of Changes in Stockholders' Equity 25 | Consolidated Statements of Cash Flows
               27 | Notes to Consolidated Financial Statements
               46 | Stockholder Information
               47 | Bank Directors & Officers
Inside Back Cover | Corporate Information
       Back Cover | Bank Locations

                               CORPORATE PROFILE


     Abington Bancorp, Inc. (the "Company") is a one-bank holding company which owns all of the outstanding capital stock of Abington Savings Bank (the "Bank"). Abington Bancorp, Inc. was reestablished as the Bank's holding company on January 31, 1997.

     The Bank operated as a Massachusetts chartered mutual savings bank from its incorporation in 1853 until June 1986 when the Bank converted from mutual to stock form of ownership. From December 1992 to the present, the Bank has operated as a stock-owned savings bank.

     The Bank is engaged principally in the business of attracting deposits from the general public, borrowing funds, and investing those deposits and funds. In its investments, the Bank has emphasized various types of residential and commercial real estate loans, residential construction loans, consumer loans, and investments in securities. The Bank considers its principal market area to be Plymouth County, Massachusetts, primarily Abington, Cohasset, Halifax, Holbrook, Kingston, Whitman, Hull, and Pembroke where it has banking offices, and nearby Rockland, Duxbury, Plympton, Brockton, Hanover, East Bridgewater, Plymouth, Carver, Weymouth, Bridgewater, and Hanson.

     The Bank's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to FDIC limits (generally $100,000 per depositor) and by the Depositors Insurance Fund for deposits in excess of FDIC limits.

MISSION STATEMENT     WE WILL PROVIDE SUCH EXTRAORDINARY SERVICE AND VALUE
                      THAT OUR CUSTOMERS WILL TELL THEIR FRIENDS AND
                      ASSOCIATES ABOUT US  [ABINGTON BANCORP ASSOCIATES PICTURE]

                          A MESSAGE FROM THE PRESIDENT

DEAR FELLOW SHAREHOLDERS:

[ABINGTON BANCORP PRESIDENT PHOTO]

     Last year was a rewarding one for Abington Bancorp. Throughout 1997, we enjoyed the fruit of the key business strategies we have aggressively pursued since 1994. I am pleased with our overall results, but I am particularly proud to be able to report to you, our stockholders, that a 24% increase in net income and a 115.4% appreciation in stock price were among the significant benefits we realized in 1997 from the value-building initiatives undertaken over the past three years.

     This solid performance is the outcome of many factors, including, of course, the generally strong economy enjoyed by our market area last year. In today's highly competitive banking industry, however, a good economy alone is not enough to produce the positive results that brought us recognition from several market indexes as one of the very top performers in stock appreciation among Massachusetts banks. This accomplishment required skillful strategic guidance from our Board of Directors and an outstanding effort from employees at all levels. My sincere thanks goes to every individual who played a role in making 1997 such a strong year for our institution.

     Looking ahead, we are confident our increasingly diverse package of financial products and services, along with our dedication to top-notch service, will enable us to continue to serve our expanding customer base well. Equally important, our healthy financial performance will allow us to bring enhanced value to our community, both as an institution that supports business growth and as a responsible corporate citizen. Our commitment to working in partnership with our community remains unwavering, and we are pleased to be well positioned to play a leading role in the growth and well-being of the towns we serve.

SOLID FINANCIAL PERFORMANCE
HIGHLIGHTS 1997

     Here are some notable details of the Bank's strong financial performance in 1997. As already mentioned, our earnings strength was marked by a 24% increase in net income, which rose to $4,378,000. Taking into account the 2-for-1 stock split that was declared on November 14, 1997, this substantial rise in net income resulted in diluted earnings per share of $1.10, compared to $.89 per diluted share for 1996.

     These excellent results were due primarily to our continued strong focus on building our transaction accounts and using the deposit growth this generates to increase our business loans. As deposits grew by 8%, rising from $300 million to $325 million during the year, the Bank benefited in two ways. First, the overall cost of funds on deposit and borrowed funds was brought down from 4.41% in 1996 to 4.35% in 1997. Second, customer service fees grew by 36%, reaching $3,276,000 for the year; this figure is particularly noteworthy because it indicates that our emphasis on attracting new customers through our High Performance Checking Program, which began in 1995, continues to produce extremely strong results.

     Abington Bancorp ended the year with assets of $532 million, up from $487 million, or 9%, from 1996. This reflected strong commercial loan activity throughout the year, which saw our business loan portfolio grow by $18 million, a 61% increase. While we have experienced substantial growth in our portfolio over the past two years, we have also worked hard to assure the quality of these assets. During 1997, non-performing assets dropped by 41.5% to stand at $978,000 at year's end. Both this figure and our delinquency rate of
 .42% mean that our current asset quality is outstanding by any measure.

     The growth of our business loan portfolio helped produce a 9% rise in our interest income, which reached $16,206,000. Also contributing to this increase was a restructuring of our securities portfolio. This process, which began in the second half of 1996 and continued during the first nine months of 1997, involved selling various lower yielding securities and reinvesting those funds in higher yielding securities. We were disciplined and extended out the maturity on approximately $30 million of borrowed funds during the first quarter of 1997 to achieve better interest rate balance and stability.

     Our return on equity for 1997 was 12.59%, up from 11% in 1996. This represented the highest return on equity since Abington Savings Bank converted from a mutual savings bank to stock form of ownership in 1986. This was a good achievement for us in 1997 compared to historical results, and we hope to build on it in the future.

     All of the factors mentioned above, as well as our continued strong emphasis on expense management, combined to produce the robust stock appreciation of 115% mentioned earlier. From December 31, 1996, to December 31, 1997, taking into account the 2-for-1 stock split, the Company's stock price rose from $9.75 to $21. In addition to building shareholder value through the stock split, the Board of Directors approved the repurchase of up to 10% of outstanding common stock in March of 1997. As of February 1998, the Company had repurchased 295,500 shares out of a total of 375,000 authorized under the Company's initial stock repurchase plan. At its February 1998 meeting, the Board authorized the repurchase of an additional 10% of shares.


ASB OPENS ITS FIRST SUPERMARKET BRANCH OFFICE

In August, Abington Savings Bank opened the first of three planned supermarket branches. Located in a new shopping plaza along busy Rte. 3A in Cohasset, the branch, which is open seven days a week, met with immediate success and easily achieved its year end deposit target.

YEAR END STOCK PRICE PER SHARE

Our solid performance continues to favorably impact our stock price
                                                          [YEAR END STOCK PHOTO]

1992:    $ 4.25
1993:    $ 5.75
1994:    $ 6.00
1995:    $ 8.63
1996:    $ 9.75
1997:    $21.00

Net Overhead

Our net overhead continues to decrease         [NET OVERHEAD PHOTO]

1992:    2.37%
1993:    2.31%
1994:    2.18%
1995:    2.05%
1996:    1.88%
1997:    1.81%

OUR BUSINESS BANKING
DIVISION HAS TAKEN
A LARGE BITE OUT OF THE
SOUTH SHORE'S BUSINESSES.

                          [ABINGTON APPLE (#2) PHOTO]

GROWING THE FRANCHISE

     One of the most exciting developments for Abington Savings Bank in 1997 was the launch of our first supermarket branch which opened in Cohasset in August. Two more supermarket branches will follow in 1998, in Hanson and Randolph. We are extremely pleased to be working on this new initiative with Shaw's Supermarkets, an organization with a strong reputation for quality and value.

     These supermarket branches are an important and highly efficient mechanism for extending our franchise to give us a greater presence throughout the South Shore. Equally important, they are a natural tie-in with our strategy to increase our core retail deposit relationships. Highly cost-effective, these branches enable us to deliver a full array of services at a place and with hours that are extremely convenient to customers. We've received a positive reception in Cohasset and anticipate equal success with the additional supermarket branches set to open this year.

     Just as the supermarket branches are designed to provide the type of one-stop shopping experience that consumers increasingly demand these days, the reorganization of our Consumer Lending Department last year also provided an important convenience to customers. While our Loan Center in Whitman continues to serve as a processing center, we now have loan specialists working in each branch, bringing these important services closer to our customers. Placing the loan specialists in the branches also gives rise to more opportunities for efficient cross-selling, thereby reinforcing the sales culture we have worked hard to build over the past few years.

     As a result of this reorganization, our retail lending operation experienced strong profitability and exceeded its lending targets. Throughout the year, many homeowners sought to take advantage of the prevailing low interest rates to refinance their mortgages. We anticipate this market will remain strong in 1998, and we expect the market for first mortgages to grow as interest in South Shore housing continues to build, thanks in part to the return of the commuter rail which runs through the heart of our market area.

     At the same time we are reaching out to a broader customer base with supermarket branches and more convenient loan service locations, more and more customers are taking advantage of our growing range of 24-hour telebanking services. Last year, our telebanking system averaged 30,000 calls per month, a remarkable increase from the 6,000 calls per month we were receiving just two years ago. Significant numbers of people are taking advantage of our telebanking capabilities by opening deposit and checking accounts or initiating loans via this fast, efficient and highly convenient method. In 1998, we will make yet another technological advance by offering remote access banking via personal computers to our business customers.

     All of these positive developments in our retail banking operation-- especially the tremendous success of our High Performance Checking Program, which has produced a 129% increase in the number of checking accounts since the program was introduced in March 1995--have lead to a need to expand and renovate our branch facilities to serve this constantly growing customer base. Much of this work has already been accomplished over the past two years and more will come during the next 12 to 18 months when we will be expanding our banking offices and facilities to provide faster and more efficient customer service.


NON-PERFORMING ASSETS (dollars in thousands)

Our non-performing assets have decreased which is indicative of our asset
quality          [NON-PERFORMING ASSETS PHOTO]

1992:    $10,828
1993:    $ 7,840
1994:    $ 6,674
1995:    $ 1,798
1996:    $ 1,672
1997:    $   978

OUR PIECE OF THE
RETAIL BANKING PIE HAS
GREATLY INCREASED.

                              [BANKING PIE PHOTO]

BUSINESS BANKING SUCCESS CONTINUES

     In 1997, the talented Business Banking team we put in place in 1996 continued to increase the presence and reputation of Abington Savings Bank throughout our market's business community. The previously mentioned 61% increase in our business lending portfolio was the very favorable result of their efforts. Equally important, despite the highly competitive lending environment that prevailed in the region in 1997, we continued to place loans of high quality with good yields, a direct result of the extensive experience of our lending staff.

     Looking ahead, we will work to continue the expansion of Business Banking at Abington Savings Bank, with the growth in our lending portfolio continuing to be funded by core deposit growth. We will work to improve the margin between loan cost and yield, although we expect this to be more challenging in 1998. At the same time that the competition for good quality lending opportunities continues to increase in our region, the yield curve has dramatically flattened. However, we are confident that our strong focus on providing top-quality service to businesses seeking financing will continue to enable us to compete effectively.

ON THE HORIZON

     As always, risk management continues to be a primary focus of our efforts at Abington Savings Bank. Along with the rest of the business world, we took steps in 1997 to begin to address any potential software problems related to the so-called "year 2000 problem." Based on an extensive review of our internal systems, we believe our analysis and reporting mechanisms are sound, and we have a plan in place to deal with remaining issues involving the companies that provide us with software.

     As we continue to build on the successful business strategies that accounted for the strong year we experienced in 1997, we also will pay considerable attention to the need to move beyond traditional banking to offer customers greater convenience and value through one-stop shopping for a full range of financial services. This truly is the wave of the future, and Abington Savings Bank intends to be a strong competitor by expanding into new, complimentary areas, which may include mutual funds, property and casualty insurance, and trust and financial planning services.

BENEFIT FOR CARDINAL CUSHING SCHOOL

The proceeds of our highly successful 2nd Annual St. Patrick's Day Dance to benefit the Cardinal Cushing School and Training Center in Hanover enabled the graduating class to enjoy a visit to Disney World. We are extremely proud of this important community partnership and take great joy from the support we're able to give to these wonderful children.

TOTAL ASSETS (dollars in thousands)

Our total assets continue to grow              [TOTAL ASSETS PHOTO]

1992:  $315,048
1993:  $347,354
1994:  $421,833
1995:  $460,492
1996:  $486,958
1997:  $531,986

NET-INTEREST INCOME (dollars in thousands)

Our net-interest income continues to increase

1992: $ 9,648       [NET INTEREST INCOME PHOTO]
1993: $11,289
1994: $12,733
1995: $13,727
1996: $14,815
1997: $16,206

     Thanks to the strength of the customer base that High Performance Checking has enabled us to build over the past two years, we are extremely well positioned to take advantage of the numerous cross-selling opportunities that an expansion of our products and services will provide. By improving our ability to analyze the extensive customer data to which we now have access, we will be able to efficiently develop and market new products and services that will strengthen our customer relationships and improve our financial results still further over the long term.

     Finally, in 1998 we will continue to take an active interest in the broader well-being of the communities we serve. We are especially pleased that in 1997, our employees donated $15,000 through payroll deductions to the Cardinal Cushing School and Training Center, which is the focus of a major partnership for the Bank. We also hosted our 2nd Annual St. Patrick's Day Dance fund-raiser for the school, an event that made it possible for the school to send the graduating class of 22 exceptional children on the trip of a lifetime to Disney World.
This relationship is a significant unifying influence for our staff, our customers and our business partners, and along with the many other community donations we make, serves to remind us of the importance of giving back to the people who live in the towns we serve.

     I would be remiss if I did not note that 1997 marked the final full year of service for an outstanding Board member, Robert J. Armstrong. He will step down from the Board at our 1998 Annual Meeting, having reached the mandatory retirement age. Bob has served this organization since 1971, longer than any other current director. Throughout this lengthy tenure, he has always taken his responsibility to shareholders extremely seriously, as shown by his excellent preparation for meetings and his willingness to regularly challenge management, as a good director should. As a successful business person and a great family man, Bob has also been a tremendous role model for everyone at Abington Savings Bank. On behalf of my fellow Board members, I wish to express our gratitude for his unstinting dedication through the years.

     As always, I also wish to thank all the rest of the Board of Directors and all of our employees for helping to make 1997 a successful year on many fronts for our organization. I am confident that, working together, we will continue to build on this success in 1998.

Respectfully submitted,

/s/ James P. McDonough

James P. McDonough

President and Chief Executive Officer

LOANS (dollars in thousands)

High sales in home equity and business loans           [LOANS PHOTO]

1992:  $186,520
1993:  $199,807
1994:  $235,614
1995:  $260,585
1996:  $298,970
1997:  $330,792

DEPOSITS (dollars in thousands)

Deposits are up due to totally free checking           [DEPOSITS PHOTO]

1992:  $202,105
1993:  $209,911
1994:  $246,843
1995:  $280,070
1996:  $300,445
1997:  $324,934

The Bank considers its
principal market area to be
Plymouth County,
Massachusetts,
primarily
Hull,
Cohassett,
Holbrook,
Abington,
Whitman,
Pembroke,
Halifax, and
Kingston,
where it has
banking offices.

      [MAP OF BOSTON WITH ARROWS TO THE TOWNS OF HULL, COHASSET, HOLBROOK,
                ABINGTON, WHITMAN, PEMBROKE, HALIFAX, KINGSTON]

FINANCIAL HIGHLIGHTS

----------------------------------------------------------------------------------------------------------------------
  At December 31,                                            1997        1996        1995         1994         1993
----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Balance Sheet Data:
Total assets                                               $531,986    $486,958    $460,492     $421,833     $347,354
Total loans, net                                            330,792     298,970     260,585      235,614      199,807
Investment securities (1)                                    47,187      31,950      33,343       28,328       15,915
Mortgage-backed investments                                 126,016     131,184     138,937      133,882      113,052
Deposits                                                    324,934     300,445     280,070      246,843      209,911
Borrowed funds                                              165,910     147,524     145,609      134,155      106,921
Stockholders' equity                                         36,321      33,546      30,561       28,366       27,869
Book value per share (2)                                       9.99        8.86        8.11         7.57         7.45


----------------------------------------------------------------------------------------------------------------------
  Years Ended December 31,                                   1997        1996        1995         1994         1993
----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data) (2)

Operating Data:
Interest and dividend income                               $ 36,297     $34,332    $ 31,949     $ 27,082     $ 23,591
Interest expense                                             20,091      19,517      18,222       14,349       12,302
                                                           --------    --------    --------     --------     --------

Net interest income                                          16,206      14,815      13,727       12,733       11,289

Provision for possible loan losses                              630         480       2,233          610          720
                                                           --------    --------    --------     --------     --------
Non-interest income:
 Loan servicing fees                                            558         646         713          646          617
 Customer service fees                                        3,276       2,412       1,644        1,050          759
 Gain (loss) on sales of securities                             540         495         181          322          459
 Gain on sales of loans, net                                    236         315         453          389          890
 Write-down of limited partnership                                -           -        (110)           -            -
 Net gain (loss) on sales and write-down
    of other real estate owned                                  109          67         (92)          (2)        (478)
 Other                                                          267         242         119           56           40
                                                           --------    --------    --------     --------     --------
  Total non-interest income                                   4,986       4,177       2,908        2,461        2,287
                                                           --------    --------    --------     --------     --------
Non-interest expenses                                        13,505      12,840      11,955       10,255        8,771
                                                           --------    --------    --------     --------     --------
Income before income taxes and cumulative
 effect of accounting change                                  7,057       5,672       2,447        4,329        4,085
Provision for income taxes                                    2,679       2,139       1,018        1,586        1,556
                                                           --------    --------    --------     --------     --------
Income before cumulative effect
 of accounting change                                         4,378       3,533       1,429        2,743        2,529
Cumulative effect of accounting change                            -           -           -            -          650
                                                           --------    --------    --------     --------     --------
   Net income                                              $  4,378    $  3,533    $  1,429     $  2,743     $  3,179
                                                           ========    ========    ========     ========     ========
Basic:
Earnings per share before cumulative
  effect of accounting change                              $   1.18    $    .94    $    .38     $    .73     $    .68
Cumulative effect of accounting change                            -           -           -            -          .17
                                                           --------    --------    --------     --------     --------
Basic earnings per share                                   $   1.18    $    .94    $    .38     $    .73     $    .85
                                                           ========    ========    ========     ========     ========
Diluted:
Earnings per share before cumulative
 effect of accounting change                               $   1.10    $    .89    $    .37     $    .70     $    .66
Cumulative effect of accounting change                            -           -           -            -          .17
                                                           --------    --------    --------     --------     --------
Diluted earnings per share                                 $   1.10    $    .89    $    .37     $    .70     $    .83
                                                           ========    ========    ========     ========     ========
Dividends per share                                        $    .20    $    .20    $    .20     $    .20          $ -
                                                           ========    ========    ========     ========     ========

ABINGTON BANCORP, INC.                    9                   1997 ANNUAL REPORT

----------------------------------------------------------------------------------------------------------------------
  Years Ended December 31,                                   1997        1996        1995         1994         1993
----------------------------------------------------------------------------------------------------------------------
Selected Ratios:
Return on average total assets                                .87%         .74%        .33%          .70%       .95%
Interest rate spread                                         3.29         3.14        3.14          3.32       3.37
Return on average equity                                    12.59        11.00        4.68          9.23      11.73
Dividend payout ratio                                       16.90        21.34       52.62         27.34          -
Average equity to average total assets                       6.94         6.69        7.00          7.61       8.10

(1)  Includes Federal Home Loan Bank stock.

(2) The Company declared a 2-for-1 stock split in the form of a dividend to holders of record on November 14, 1997. All share and per share data have been adjusted to reflect this transaction.

ABINGTON BANCORP, INC.                    10                  1997 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

Abington Bancorp, Inc. (the "Company"), became the one-bank holding company for the Abington Savings Bank (the "Bank") on January 31, 1997. The Company's primary business is serving as the holding company of the Bank. The holding company did not conduct any business in fiscal 1996.

The Company's results of operations depend primarily on its net interest income after provision for possible loan losses, its revenue from loan fees and sales and other banking services and non-interest expenses. The Company's net interest income depends upon the net interest rate spread between the yield on the Company's loan and investment portfolios and the cost of funds, consisting primarily of interest expense on deposits and Federal Home Loan Bank advances. The interest rate spread is affected by the match between the maturities or repricing intervals of the Company's assets and liabilities, economic factors influencing general interest rates, prepayment on loans and mortgage-backed investments, loan demand and savings flows, as well as the effect of competition for deposits and loans. The Company's net interest income is also affected by the performance of its loan portfolio and in particular, the level of non-earning assets. Revenues from loan fees and other banking services depend upon the volume of new transactions and the market level of prices for competitive products and services. Non-interest expenses depend upon the efficiency of the Company's internal operations and general market and economic conditions.

On June 26, 1995, the Company acquired a branch in Holbrook ("Holbrook") from the Bank of Boston. Additionally, in August 1997, the Company also opened, in Cohasset, the first of three planned de novo supermarket branches, with Randolph and Hanson scheduled to open in 1998. This acquisition and expansion into supermarket banking is consistent with the Company's strategy of controlled growth with a focus on core retail deposit relationships and will enable the Company to have a greater regional presence.

NET INTEREST INCOME

Net interest income is affected by the mix and volume of assets and liabilities, and levels of prepayment primarily on loans and mortgage-backed investments, the movement and level of interest rates, and interest spread, which is the difference between the average yield received on earning assets and the average rate paid on deposits and borrowings. The Company's net interest rate spread was 3.29% and 3.14% for the years ended December 31, 1997 and 1996.

The level of non-accrual loans and other real estate owned also has an impact on net interest income. At December 31, 1997, the Company had $622,000 in non-accrual loans and $265,000 in other real estate owned compared to $1,028,000 in non-accrual loans and $500,000 in other real estate owned as of December 31, 1996.

The Company's cost of funds remained essentially flat in 1997 from 1996 levels, as total cost of funds was 4.65% in 1997 as compared to 4.68% in 1996. The relatively low rates paid on deposit accounts by banks in general, compared with generally historically high returns received in the equity market and from non-bank competitors, such as mutual funds, continue to make deposit growth an increasing challenge as some customers began to seek these alternate, higher yielding investment sources. Management continues to re-evaluate other funding alternatives and also the rates paid, compared to market, on time deposits and other deposit gathering strategies. These conditions, in part, caused an increase in borrowed funds in 1997 as compared to 1996 but have not had an adverse impact on overall cost of funds as generally the Company has not paid a premium rate to attract time deposits. Management believes that prudent deposit growth will continue to be a challenge in the future and may adversely impact cost of funds in the future.

The table on the following page presents average balances, interest income and expense and yields earned or rates paid on the major categories of assets and liabilities for the years indicated.

ABINGTON BANCORP, INC.                    11                  1997 ANNUAL REPORT

------------------------------------------------------------------------------------------------------------------------------------
    Years Ended December 31,                         1997                            1996                            1995
------------------------------------------------------------------------------------------------------------------------------------
                                       Average                 Yield/    Average               Yield/   Average               Yield/
                                       Balance     Interest     Rate     Balance   Interest     Rate    Balance    Interest    Rate
                                       ---------------------------------------------------------------------------------------------
(Dollars in thousands)

Assets
 Earning assets:
 Federal funds sold                    $    544     $    34     6.25%    $    614   $    37     6.03%   $    621    $    42    6.76%
 Other short-term investments               221          16     7.24           75         4     5.33         434         25    5.76
 Bonds and obligations (2)               25,025       1,775     7.09       23,489     1,512     6.44      23,774      1,536    6.46
 Equity securities (1)                   11,987         589     4.91       10,966       556     5.07      10,300        574    5.57
 Mortgage-backed investments (2)        132,721       9,045     6.82      137,166     9,245     6.74     137,007      8,984    6.56
 Loans (3)                              304,925      24,838     8.15      282,530    22,978     8.13     243,949     20,788    8.52
                                       --------     -------              --------   -------             --------    -------
  Total earning assets                  475,423      36,297     7.64      454,840    34,332     7.55     416,085     31,949    7.68
                                       --------     -------              --------   -------             --------    -------
 Cash and due from banks                  9,786                             8,348                          7,028
 Other assets                            16,227                            16,891                         13,746
                                       --------                          --------                       --------
   Total assets                        $501,436                          $480,079                       $436,859
                                       ========                          ========                       ========

Liabilities and Stockholders' Equity
 Interest-bearing liabilities:
  NOW deposits                         $ 37,256     $   577     1.55%    $ 33,392   $   516     1.55%   $ 26,083    $   402    1.54%
  Savings deposits                       97,786       2,168     2.22       95,661     2,287     2.39      94,328      2,301    2.44
  Time deposits                         145,152       8,312     5.73      136,541     7,939     5.81     121,126      6,978    5.76
                                       --------     -------              --------   -------             --------    -------
   Total interest-bearing deposits      280,194      11,057     3.95      265,594    10,742     4.04     241,537      9,681    4.01

  Short-term borrowings                  45,833       2,557     5.58       66,790     3,733     5.59      73,719      4,546    6.17
  Long-term debt                        105,950       6,477     6.11       84,977     5,042     5.93      66,614      3,995    6.00
                                       --------     -------              --------   -------             --------    -------
   Total interest-bearing liabilities   431,977      20,091     4.65      417,361    19,517     4.68     381,870     18,222    4.77
                                                    -------              --------                       --------
Non-interest-bearing deposits            29,447                            25,223                         19,584
                                       --------                          --------                       --------
   Total deposits and
    borrowed funds                      461,424                 4.35      442,584               4.41     401,454               4.54

 Other liabilities                        5,239                             5,385                          4,847
                                       --------                          --------                       --------
 Total liabilities                      466,663                           447,969                        406,301
 Stockholders' equity                    34,773                            32,110                         30,558
                                       --------                          --------                       --------
   Total liabilities and
    stockholders' equity               $501,436                          $480,079                       $436,859
                                       ========                          ========                       ========

Net interest income                                 $16,206                         $14,815                         $13,727
                                                    =======                         =======                         =======
Interest rate spread (4)                                        3.29%                           3.14%                          3.14%
                                                                ====                            ====                           ====
Net yield on earning assets (5)                                 3.41%                           3.26%                          3.30%
                                                                ====                            ====                           ====


(1) Includes Federal Home Loan Bank stock, investments held for investment and available for sale (at amortized cost).

(2)  Includes investments available for sale (at amortized cost).

(3) Non-accrual loans net of reserve for possible loan losses and loans held for sale are included in average loan balances.

(4) Interest rate spread equals the yield on average earning assets minus the yield on average deposits and borrowed funds.

(5) Net yield on earning assets equals net interest income divided by total average earning assets.

ABINGTON BANCORP, INC.                    12                  1997 ANNUAL REPORT

RATE/VOLUME ANALYSIS

The following table presents, for the periods indicated, the changes in interest income and in interest expense attributable to the change in interest rates and the change in the volume of earning assets and interest-bearing liabilities. The change attribute able to both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

-------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                            1997 vs 1996                              1996 vs 1995
-------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                           Increase (decrease)                        Increase (decrease)

                                           Due to       Due to                        Due to      Due to
                                           Volume         Rate        Total           Volume        Rate        Total
                                           ---------------------------------          --------------------------------
Interest and dividend income:
 Loans                                     $ 1,824       $  36       $ 1,860           $3,171       $(981)      $2,190
 Bonds and obligations                         103         160           263              (18)         (6)         (24)
 Equity securities                              51         (18)           33               36         (54)         (18)
 Mortgage-backed
  investments                                 (302)        102          (200)              10         251          261
 Federal funds sold                             (4)          1            (3)               -          (5)          (5)
 Interest-bearing deposits
  in banks                                      10           2            12              (19)         (2)         (21)
                                           -------       -----       -------           ------       -----       ------
  Total interest and
   dividend income                           1,682         283         1,965            3,180        (797)       2,383
                                           -------       -----       -------           ------       -----       ------
Interest expense:
 NOW deposits                                   60           1            61              113           1          114
 Savings deposits                               50        (169)         (119)              32         (46)         (14)
 Time deposits                                 495        (122)          373              896          65          961
 Short-term borrowings                      (1,170)         (6)       (1,176)            (407)       (406)        (813)
 Long-term debt                              1,278         157         1,435            1,090         (43)       1,047
                                           -------       -----       -------           ------       -----       ------
  Total interest expense                       713        (139)          574            1,724        (429)       1,295
                                           -------       -----       -------           ------       -----       ------
Net interest income                        $   969       $ 422       $ 1,391           $1,456       $(368)      $1,088
                                           =======       =====       =======           ======       =====       ======


COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997 AND 1996

GENERAL

Net income for the year ended December 31, 1997 was $4,378,000 or $1.10 per diluted share compared to $3,533,000 or $.89 per diluted share in 1996, an increase of $845,000 or 23.9%. The growth in earnings is generally attributable to increased net interest income, increases in customer service fee revenues and controlled growth in non-interest expenses.

INTEREST AND DIVIDEND INCOME

Interest and dividend income increased $1,965,000 or 5.7% during 1997 as compared to 1996. This increase was attributable to increases in earning assets, particularly loans, and increases in the rates earned on investment securities, including mortgage-backed investments and loans. The balance of average earning assets was $475,423,000 in 1997 as compared to $454,840,000 in 1996, an increase of $20,583,000 or 4.5%. This increase was generally caused by growth in the Company's commercial loan portfolio in 1997 which had an average balance of approximately $37,543,000 in 1997 as compared to $22,515,000 in 1996, an increase of $15,028,000 or 66.7%. This increase is consistent with management's strategy of diversifying the Company's asset-mix by increasing loan growth, particularly higher yielding commercial loans. The remaining asset growth was generated from residential loan purchases and originations partially offset by decreases in the Company's investment and mortgage-backed securities portfolios. The combined average balance of investments, including equity and mortgage-backed securities, decreased to $169,733,000 in 1997, a decrease of approximately $1,888,000 or 1.1% from 1996 average levels of $171,621,000. See "Liquidity and Capital Resources" and "Asset/Liability Management" for a further discussion of the Company's investment strategies. As a result of this strategy, the average yield on interest earning assets increased in 1997 to 7.64% from 7.55% in 1996. Yields on loans increased slightly to 8.15% in 1997 from 8.13% in 1996. Increases due to greater concentrations of commercial loans generally offset the declining interest rates on residential mortgage loans originated/ purchased over the second half of 1997 as well as declining yields on those portfolios as the result of customer refinancings into lower yielding loans. The yields on investment, excluding equities, and mortgage-backed securities portfolios were 7.09% and 6.82%, respectively, as compared to 6.44% and 6.74%, respectively, in 1996. This increase in yield, despite the generally declining long-term interest rate environment, was achieved through the sale of various lower yielding securities held by the Company in its portfo-


ABINGTON BANCORP, INC.                    13                  1997 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

lio of securities available for sale and the acquisition of securities at higher yields, primarily during the second half of 1996 and the first 9 months of 1997.

INTEREST EXPENSE

Interest expense in 1997 increased $574,000 or 2.9% as compared to 1996 generally due to increases in deposit balances and higher rates paid on borrowed funds. This increase was partially offset by decreases in the average rates paid on deposits. The average balance of core deposits (NOW accounts, savings and money markets) and time deposits rose to $164,489,000 and $145,152,000, respectively, in 1997 as compared to $154,276,000 and $136,541,000, respectively, in 1996 for increases of $10,213,000 (or 6.6%) and $8,611,000 (or 6.3%), respectively. These increases reflect the success of management's strategy to attract retail, core deposit relationships and increasing deposit balances. The overall cost of interest bearing deposits decreased to 3.95% in 1997 from 4.04% in 1996 despite a continued competitive market for deposit relationships. This is generally attributable to the Company's continued growth in less expensive core deposit accounts as well as decreases in overall rates paid on time deposits. While rates paid on time deposits have generally remained flat for most of 1997, the overall cost has declined due to customers shifting to shorter-maturity time deposits. The trend of shorter-term time deposits is expected to continue in future periods should the current rate environment continue with longer-term interest rates remaining relatively low in comparison to short-term rates. The Company will manage its cost of deposits by continuing to seek new methods of acquiring core deposits, by maintaining its current core deposits at reasonable rates in comparison to local markets and by utilizing funding alternatives, including borrowings.

Average balances of borrowed funds remained flat at $151,783,000 in 1997 as compared to $151,767,000 in 1996. The overall weighted cost of borrowed funds increased to 5.95% in 1997 from 5.78% in 1996. This increase in cost of borrowed funds was generally due to management's decision to extend approximately $28,000,000 of borrowings from short-term to longer-term maturities at the end of the first quarter of 1997. This strategy in part offset the trend of growth in shorter-term maturity time deposits, as noted above, and provided further protection against potential rising interest rates. The Company will continue to evaluate the use of borrowings as an alternative funding source for asset growth in future periods. See "Asset/Liability Management" for further discussion of the competitive market for deposits and overall strategies for uses of borrowed funds.

NON-INTEREST INCOME

Total non-interest income increased $809,000 or 19.4% in 1997 as compared to 1996. Customer service fees, which were $3,276,000 in 1997 as compared to $2,412,000 in 1996, increased $864,000 or 35.8%. This increase is consistent with increases in core deposit accounts, particularly NOW and checking accounts. Non-interest income was also favorably impacted by the sales of various other real estate owned properties at better than anticipated prices. Income related to the sales of other real estate owned was $109,000 in 1997 and $67,000 in 1996.

Gains on securities were $540,000 in 1997, an increase of $45,000 or 9.1% over 1996 levels. These gains were reflective of the strong equity markets experienced over the past 2 years.

Gains on sales of mortgages and loan servicing income decreased during 1997 to $236,000 and $558,000, respectively, from $315,000 and $646,000, respectively, in 1996. This reflects management's decision in 1996 to sell most of its residential loan production on a servicing released basis, as well as fewer loans being originated for sale in 1997. The average balances of loans serviced for others declined to $224,450,000 in 1997 from $235,949,000 in 1996, a decline of 4.9%. The loan servicing income for 1997 was further negatively impacted by the accelerated amortization of mortgage servicing rights (approximately $76,000) given the acceleration of estimated prepayments on the related loan servicing pools. Declining trends in loan servicing income are expected to continue due to the Company's current strategy of selling wholesale mortgage production on a servicing released basis.

NON-INTEREST EXPENSE

Non-interest expense for 1997 increased $665,000 or 5.2% over 1996 levels. Salaries and employee benefits increased 9.6% or $585,000 generally due to increases in health insurance costs and staffing levels of the Company's business banking and retail areas, including the Cohasset supermarket branch. Additionally, costs associated with the Company's employee stock plan and other incentive compensation expenses increased by approximately $280,000 over 1996 levels as the result of the increase in the Company's stock price during 1997 and also because certain performance-related incentives were met as a result of the improved financial performance of the Company in 1997.

Occupancy and equipment expenses increased $46,000 or 1.9% primarily due to the opening of the Cohasset branch and other minor inflationary increases. Other non-interest expenses increased $34,000 or .8%, primarily as the result of increased advertising expenses and other costs associated with the Company's retail banking efforts and the opening of the Cohasset branch.

PROVISION FOR POSSIBLE LOAN LOSS

The provision for possible loan losses was $630,000 for 1997 as compared to $480,000 for 1996. This increase of $150,000 primarily reflects the increased risk associated with increases in the Company's commercial loan portfolio as compared to residential lending.

PROVISION FOR INCOME TAXES

The Company's effective income tax rate for 1997 was 38.0% compared to 37.7% for 1996. The lower effective tax rate in comparison to statutory rates for both periods is reflective of the levels of income earned by certain non-bank subsidiaries which are taxed, for state tax purposes, at lower rates.


ABINGTON BANCORP, INC.                    14                  1997 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1996 AND 1995

GENERAL

Net income for the year ended December 31, 1996 was $3,533,000 or $.89 per diluted share compared to $1,429,000 or $.37 per diluted share in 1995, an increase of $2,104,000 or 147.2%. The key factor impacting the level of earnings for 1995 was management's decision to aggressively dispose of a significant portion of the Company's non-accrual and certain "high maintenance" loans which resulted in a special provision for loan losses of $1,654,000 and increases in other non-interest expenses of $150,000 due to other related costs during 1995. The overall improvement in net income from core operating activities in 1996 as compared to 1995 was mainly attributable to increases in customer service fees and net interest income.

INTEREST AND DIVIDEND INCOME

Interest and dividend income increased $2,383,000 or 7.5% during 1996 as compared to 1995. This increase was attributable to increases in earning assets that were partially offset by general decreases in the rates earned on those assets. The balance of average earning assets was $454,840,000 in 1996 as compared to $416,085,000 in 1995, an increase of $38,755,000 or 9.3%. The increase in average earning assets was primarily due to increases in the Company's loan portfolio which grew from an average balance of $243,949,000 in 1995 to $282,530,000 in 1996, an increase of $38,581,000 or 15.8%. This increase was primarily due to the acquisition of various residential loan pools made throughout the year. See "Liquidity and Capital Resources" and "Asset/Liability Management" for further discussion of the Company's investment strategies. The average yield on interest earning assets declined in 1996 to 7.55% as compared to 7.68% in 1995 due to overall declines in the yields on loans originated and purchased. The yield on loans for 1996 was 8.13% as compared to 8.52% in 1995. These declines were generally caused by continued declines in interest rates from 1995 through the first 4 months of 1996, which impacted new purchases/originations as well as generating higher prepayments on higher yielding loans held in the Company's portfolio over the same period. Yields on mortgage-backed securities increased from 6.56% in 1995 to 6.74% in 1996 due to a combination of favorable yield adjustments on adjustable rate mortgage-backed securities as well as the result of higher yields obtained due to certain investment purchases which took place in the third quarter of 1996 which replaced lower yielding securities which were sold in the same period.

INTEREST EXPENSE

Interest expense in 1996 increased $1,295,000 or 7.1% as compared to 1995 generally due to increases in the average balances of time deposits and borrowings and overall growth in the Company's core deposit portfolio. The average balances of deposits and borrowed funds were $290,817,000 and $151,767,000, respectively, in 1996 as compared to $261,121,000 and
$140,333,000, respectively, in 1995. The increases in average deposit balances was primarily due to the acquisition of the Holbrook branch in June 1995 (represents approximately $8 million of the increase in average balances) and other general deposit growth which reflected management's continued focus on expanding the Company's core deposit base. The average balances of interest bearing NOW and non-interest bearing deposits accounts increased $12,948,000 or 28.4% in 1996 (of which approximately $2 million related to Holbrook). This was generally reflective of the Company's success in its focused promotion activities to attract checking accounts in 1996. Also, the average balances of time deposits increased 12.7% or $15,415,000 in 1996 as compared to 1995 which was generally reflective of customers' desire to attain higher yields than were being offered by banks' core deposit rates in the Company's market area. Also, the weighted average of borrowings increased $11,434,000 in 1996 as compared to 1995 generally due to the timing of various loan purchases in 1995 and 1996. Overall balances of borrowings outstanding at December 31, 1996 were $147,524,000 which was relatively consistent with the $145,609,000 outstanding at December 31, 1995.

The weighted average rate paid on interest-bearing liabilities was 4.68% in 1996 as compared to 4.77% in 1995. The weighted average rate paid on interest-bearing deposits was 4.04% in 1996 as compared to 4.01% in 1995. This increase was generally attributable to increases in the weighted average rate paid on time deposits in 1996 as compared to 1995, and the fact that the 1996 average rate reflects the full year impact of the shift of approximately $10 million of core deposits to certificates of deposit during the first half of 1995. This shift was representative of customers' desire, given the market's unwillingness to increase the rates paid on core deposits, to find higher yields for their deposits. While rates paid on certificates of deposit declined somewhat from early 1995 to the end of 1996, the potential impact of such rate changes had not been fully reflected in the Company's cost of funds in 1996 given that the rates paid on certificates of deposit are generally fixed for the duration of the contract.

As of December 31, 1996, the weighted average rate paid on certificates of deposit with a remaining term of 1 year or less (totaling approximately $89,073,000) was approximately 5.49%. If those certificates had rolled over for similar remaining terms at the rates offered as of December 31, 1996, the weighted average paid on such deposits would decline to approximately 4.86%. See "Asset/Liability Management" for further discussion of the competitive market for deposits.

The weighted average rate paid on borrowings decreased to 5.78% in 1996 from 6.09% in 1995. This decrease generally coincided with decreases in rates established by the Federal Reserve in early 1996. See "Liquidity and Capital Resources" for further discussion of the Company's borrowed funds.

NON-INTEREST INCOME

Total non-interest income increased $1,269,000 or 43.6% in 1996 as compared to 1995. Customer service fees, which were $2,412,000 in 1996 as compared to $1,644,000 in 1995, increased $768,000 or 46.7%. This increase was primarily attributable to growth in core deposit accounts, particularly NOW and checking account portfolios in 1996. The Company also realized net gains on sales of other real estate owned of $67,000 in 1996 as compared to net losses of $92,000 in 1995. This was reflective of improved market conditions for properties held in other real estate owned in 1996 as compared to 1995 and the overall reduced risk on the valuation of properties that the Company held in other real estate owned in 1996 as compared to 1995. Additionally, the Company wrote-off a real estate limited partnership investment, in full, in 1995 for which there was no corresponding write-down in 1996.

The growth in non-interest income was also affected by increases in gains on sales of securities which were $495,000 in 1996 as compared to $181,000 in 1995. These gains were generally reflective of the strong equity market in 1996 and were also net of losses taken on sales of lower yielding mortgage-backed securities which was done as part of an effort to increase future yields on that portfolio. Non-interest income was adversely impacted by decreases in gains on sales of mortgages from $453,000 in 1995 to $315,000 in 1996. The results for 1995 were favorably impacted by a gain of approximately $175,000 on the sale of approximately $7,200,000 of seasoned 20-year and 30-year fixed rate mortgages. Excluding the impact of

ABINGTON BANCORP, INC.                    15                  1997 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS


this sale, the gains on sales of mortgages were actually $37,000 less in 1995 than those levels in 1996. This was in part due to the Company's prospective adoption of FASB No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS No. 122") as of January 1, 1996. See Note 1 to the Consolidated Financial Statements for further discussion. Loan servicing fees also declined $67,000 or 9.4% in 1996 as compared to 1995 due to general declines in the balances of loans serviced for others which were $252,940,000 at December 31, 1995 as compared to $235,949,000 at December 31, 1996.

NON-INTEREST EXPENSE

Non-interest expense increased by $885,000 or 7.4% in 1996 as compared to 1995. Salaries and employee benefits increased 7.8% or $440,000 primarily due to the acquisition of the Holbrook branch in June 1995 and other cost of living or inflationary increases for salaries of employees and other related costs. Occupancy expense increased $364,000 or 18.1% primarily due to costs associated with additional investments in and higher maintenance costs associated with the Company's computer system and the acquisition of the Holbrook branch. Other non-interest expenses also increased $81,000 or 1.88%, generally due to increased marketing efforts associated with Holbrook and other checking account promotions which were partially offset by decreases of approximately $150,000 in other costs which were incurred in 1995 related to the Company's sale of certain non-accrual and "high maintenance" loans. The Company also benefited from declines in the FDIC assessment rate in 1996 as compared to 1995. In 1996, the Bank paid FDIC assessments at the minimum rate available of $2,000 per year. In 1995, the Bank also paid the lowest available rate; however, the rate of assessment was $.23 per $100 of deposits for the first 6 months of 1995 and $.04 per $100 of deposits per annum for the second half of 1995.

PROVISION FOR POSSIBLE LOAN LOSSES

The provision for possible loan losses was $480,000 for 1996 as compared to $2,233,000 for 1995. The decrease of $1,753,000 primarily reflects provisions taken in connection with the Company's sale of certain non-performing and "high maintenance" loans at a discounted price in the third quarter of 1995 for which there was no corresponding provision in 1996.

PROVISION FOR INCOME TAX

The Company's effective tax rate for 1996 was 37.7% as compared to 41.6% in 1995. The decrease in the effective tax rate from 1995 was due to certain statutory tax limitations associated with the state tax benefits related to the loss on sales of loans and the effect of estimated tax recapture associated with management's write-off of a real estate limited partnership investment during 1995. The decrease in the effective tax rate for 1996 in comparison to statutory rates is generally reflective of the levels of income earned by certain non-bank subsidiaries which are taxed for state tax purposes at lower rates.

ASSET/LIABILITY MANAGEMENT

The objective of asset/liability management is to ensure that liquidity, capital and market risk are prudently managed. Asset/liability management is governed by policies reviewed and approved annually by the Company's Board of Directors (Board). The Board delegates responsibility for asset/liability management to the corporate Asset/Liability Management Committee (ALCO). ALCO sets strategic directives that guide the day-to-day asset/liability management activities of the Company. ALCO also reviews and approves all major funding, capital and market risk-management programs. ALCO is comprised of members of management and executive management of the Company and the Bank.

Interest rate risk is the sensitivity of income to variations in interest rates over both short-term and long-term time horizons. The primary objective of interest rate risk management is to control this risk within limits approved by the Board and by ALCO. These limits and guidelines reflect the Company's tolerance for interest rate risk. The Company attempts to control interest rate risk by identifying potential exposures and developing tactical plans to address such potential exposures. The Company quantifies its interest rate risk exposures using sophisticated simulation and valuation models, as well as a more simple gap analysis. The Company manages its interest rate exposures by generally using on-balance sheet strategies, which is most easily accomplished through the management of the durations and rate sensitivities of the Company's investments, including mortgage-backed securities portfolios, and by extending or shortening maturities of borrowed funds. Additionally, pricing strategies, asset sales and, in some cases, hedge strategies are also considered in the evaluation and management of interest rate risk exposures.

The Company uses simulation analysis to measure the exposure of net interest income to changes in interest rates over a 1 to 5 year time horizon. Simulation analysis involves projecting future interest income and expense from the Company's assets, liabilities, and off-balance sheet positions under various interest rate scenarios.

The Company's limits on interest rate risk specify that if interest rates were to ramp up or down 200 basis points over a 12 month period, estimated net interest income for the next 12 months should decline by less than 10%. The following table reflects the Company's estimated exposure, as a percentage of estimated net interest income for the next 12 months, which does not materially differ from the impact on net income, on the above basis:

Rate Change           Estimated Exposure as a
(Basis Points)        % of Net Interest Income
-----------------------------------------------
   +200                        1.8%
   -200                         .3%

The Company uses valuation analysis to provide insight into the exposure of earnings and equity to changes in interest rates based on the balance sheet position of the Company at a set point in time without regard to potential future strategic changes. Valuation analysis involves projecting future cash flows from the Company's assets, liabilities and off-balance sheet positions and then discounting such cash flows at appropriate interest rates. The Company's economic value of equity is the estimated net present value of its assets, liabilities and off-balance sheet positions.

The Company's limits on interest rate risk specify that if interest rates were to shift immediately up or down 200 basis points, the estimated economic value of equity should decline by less than 25%. The following table reflects the Company's estimated exposure as a percentage of estimated economic value of equity assuming an immediate shift in interest rates:

Rate Change           Estimated Exposure as a
(Basis Points)           % of Economic Value
----------------------------------------------
   +200                       (6.5)%
   -200                      (17.5)%

Interest rate gap analysis provides a static view of the maturity and repricing characteristics of the on-balance sheet and off-balance sheet positions. The interest rate gap analysis is prepared by scheduling all assets, liabilities and off-balance sheet positions according to scheduled repricing or maturity. Interest rate gap analysis can be viewed as a short-hand complement to simulation and valuation analysis.


ABINGTON BANCORP, INC.                    16                  1997 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's limits on interest rate risk specify that rate sensitive assets be maintained at at least 40% of rate sensitive liabilities at the cumulative 1-year gap, as presented on a basis consistent with methods prescribed by generally accepted accounting principles. As of December 31, 1997, the Company was liability sensitive with rate sensitive assets at 61.8% of rate sensitive liabilities at the 1-year gap.

The Company's policy is to match, as well as possible, the interest rate sensitivities of its assets and liabilities. Residential mortgage loans, which the Company currently originates or purchases for the Company's own portfolio, are primarily 1-year and 3-year adjustable rate mortgages. Fixed rate residential mortgage loans originated by the Company are primarily sold in the secondary market, although in each year since 1989 the Bank has originated or purchased approximately $30,000,000 primarily in shorter-term fixed rate mortgage loans (generally 10-years to 15-years) to be held in portfolio in order to provide a hedge against the Company's asset sensitivity.

The Company also emphasizes loans with terms to maturity or repricing of 3 years or less, such as certain adjustable rate residential mortgage loans, commercial mortgages, business loans, residential construction loans, second mortgages and home equity loans.

In addition, to help manage interest rate sensitivity, in July 1994, the Company entered into an interest rate swap agreement with an international investment banking firm whereby the Company received a fixed rate of interest of 5.35% and paid interest based on the 6 month floating LIBOR rate which reset semi-annually (February and August). The notional amount of this swap was initially $15,000,000. This amount amortized down at a rate consistent with the amortization and prepayments of a referenced pool of residential mortgages as specified in the agreement. In addition to the fixed rate of interest, the Company also received a discount of $300,000 from the investment banking firm in cash upon execution of this agreement. This discount was accreted to income over the life of the swap agreement at a rate consistent with the payment and prepayment levels of the referenced pool of mortgages. The resulting yield received by the Company including the impact of this accretion was approximately 6.25%. This agreement expired on August 25, 1997. The Company had entered into this agreement as a micro-hedge against its 1-year adjustable rate mortgage portfolio (including those held as mortgage-backed securities). Interest income (expense) associated with this swap was recognized generally by the accrual method with monthly settlements. Management did not renew this interest rate swap.

Management desires to expand its interest-earning asset base in future periods primarily through growth in the Company's loan portfolio. Loans comprised approximately 64.1% of the average interest earning assets in 1997. In the future, the Company intends to be competitive in the residential mortgage market but plans to place greater emphasis on consumer and commercial loans. The Company also has been, and expects to remain, active in pursuing wholesale opportunities to purchase loans. During 1997 and 1996, the Company acquired approximately $57,800,000 and $36,200,000, respectively, of residential first mortgages.

The Company has also used mortgage-backed investments (typically with weighted average lives of 5 to 7 years) as a vehicle for fixed and adjustable rate investment and as an overall asset/liability tool. These securities have been highly liquid given current levels of prepayments in the underlying mortgage pools and, as a result, have provided the Company with greater reinvestment flexibility.

The level of the Company's liquid assets and the mix of its investments may vary, depending upon management's judgment as to market trends, the quality of specific investment opportunities and the relative attractiveness of their maturities and yields. Management has been aggressively promoting the Company's core deposit products since the first quarter of 1995, particularly checking and NOW accounts. The success of this program has favorably impacted the overall deposit growth to date, despite interest rate and general market pressures, and has helped the Company to increase its customer base.

However, given the strong performance of money mutual funds and the equity markets in general, the Company and many of its peers have begun to see lower levels of growth in time deposits as compared to prior years as customers reflect their desire to increase their returns on investment. This pressure has been exacerbated currently by the historically low long-term economic interest rates. Management believes that the markets for future time deposit growth, particularly with terms in excess of 2 years, will remain highly competitive. Management will continue to evaluate future finding strategies and alternatives accordingly as well as continuing to focus its efforts on attracting core, retail deposit relationships.

The Company is also a voluntary member of the Federal Home Loan Bank ("FHLB") of Boston. This borrowing capacity assists the Company in managing its asset/liability growth because, at times, the Company considers it more advantageous to borrow money from the FHLB of Boston than to raise money through non-core deposits (i.e., certificates of deposit). Borrowed funds totaled $165,910,000 at December 31, 1997 compared to $147,524,000 at December 31, 1996.
These borrowings are primarily comprised of FHLB of Boston advances and have primarily funded residential loan originations and purchases as well as mortgage-backed investments and investment securities.

The following table sets forth maturity and repricing information relating to interest sensitive assets and liabilities at December 31, 1997. The balance of such accounts has been allocated among the various periods based upon the terms and repricing intervals of the particular assets and liabilities. For example, fixed rate mortgage loans and mortgage-backed securities, regardless of held in portfolio or available for sale classification, are shown in the table in the time periods corresponding to projected principal amortization computed based on their respective weighted average maturities and weighted average rates using prepayment data available from the secondary mortgage market. Adjustable rate loans and securities are allocated to the period in which the rates would be next adjusted. The following table does not reflect partial or full prepayment of certain types of loans and investment securities prior to scheduled contractual maturity. Since regular passbook savings and NOW accounts are subject to immediate withdrawal, such accounts have been included in the "Other Savings Accounts" category and are assumed to mature within 6 months. This table does not include non-interest bearing deposits.

While this table presents a cumulative negative gap position in the 6 month to 5 year horizon, the Company considers its earning assets to be more sensitive to interest rate movements than its liabilities. In general, assets are tied to increases that are immediately impacted by interest rate movements while deposit rates are generally driven by market area and demand which tend to be less sensitive to general interest rate changes. In addition, other savings accounts and money market accounts are substantially stable core deposits, although subject to rate changes. A substantial core balance in these type of accounts is anticipated to be maintained over time.


ABINGTON BANCORP, INC.                    17                  1997 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                                           Repricing/Maturity Interval

----------------------------------------------------------------------------------------------------------------------------------
    At December 31, 1997                0-6 Mos.      6-12 Mos.     1-2 Yrs.       2-3 Yrs.     3-5 Yrs.   Over 5 Total     Total
----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

Assets subject to interest rate
 adjustment:
 Short-term investments               $     163      $       -      $      -      $      -      $      -      $     -     $    163
 Bonds and obligations                    3,683          4,181         3,997         2,068         3,000       16,961       33,890
 Mortgage-backed investments             32,254         27,009        10,529         9,258        15,556       30,692      125,298
 Mortgage loans subject to rate
  review                                 40,671         17,961        22,826        30,938        16,365            -      128,761
 Fixed rate mortgage loans               45,759         34,761        51,350        27,907        20,846        4,216      184,839
 Commercial and other loans
  contractual maturity                    8,483          3,143         2,978         2,180         2,688            -       19,472
                                      ---------      ---------      --------      --------      --------      -------     --------
   Total                                131,013         87,055        91,680        72,351        58,455       51,869      492,423
                                      ---------      ---------      --------      --------      --------      -------     --------
Liabilities subject to interest
 rate adjustment:
 Money market deposit accounts           15,477              -             -             -             -            -       15,477
 Savings deposits - term
  certificates                           57,039         45,642        25,214        18,632         5,804            -      152,331
 Other savings accounts                 123,201              -             -             -             -            -      123,201
 Borrowed funds                          81,410         30,000        19,000        18,000        17,000          500      165,910
                                      ---------      ---------      --------      --------      --------      -------     --------
   Total                                277,127         75,642        44,214        36,632        22,804          500      456,919
                                      ---------      ---------      --------      --------      --------      -------     --------

Excess (deficiency) of rate
 sensitive assets over rate
  sensitive liabilities                (146,114)        11,413        47,466        35,719        35,651       51,369       35,504
                                      ---------      ---------      --------      --------      --------      -------     --------
Cumulative excess (deficiency) of
 rate sensitive assets over rate
  sensitive liabilities (1)           $(146,114)     $(134,701)     $(87,235)     $(51,516)     $(15,865)     $35,504
                                      =========      =========      ========      ========      ========      =======
Rate sensitive assets as a percent
 of rate sensitive liabilities             47.3%          61.8%         78.0%         88.1%         96.5%       107.8%

(1) Cumulative as to the amounts previously repriced or matured. Assets held for sale are reflected in the period in which sales are expected to take place. Securities classified as available for sale are shown at repricing/maturity intervals as if they are to be held to maturity as there is no definitive plan of disposition. They are also shown at amortized cost.

ABINGTON BANCORP, INC.                    18                  1997 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Payments and prepayments on the Company's loan and mortgage-backed investment portfolios, sales of fixed rate residential loans, increases in deposits, borrowed funds and maturities of various investments comprise the Company's primary sources of liquidity. The Company is also a voluntary member of the FHLB of Boston and, as such, is entitled to borrow an amount up to the value of its qualified collateral that has not been pledged to outside sources. Qualified collateral generally consists of residential first mortgage loans, securities issued, insured or guaranteed by the U. S. Government or its agencies, and funds on deposit at the FHLB of Boston. Short-term advances may be used for any sound business purpose, while long-term advances may be used only for the purpose of providing funds to finance housing. At December 31, 1997, the Company had approximately $80,000,000 in unused borrowing capacity that is contingent upon the purchase of additional FHLB of Boston stock. Use of this borrowing capacity is also impacted by capital adequacy considerations.

The Company's short-term borrowing position consists primarily of FHLB of Boston advances with original maturities of approximately 1 to 3 months. The Company utilizes borrowed funds as a primary vehicle to manage interest rate risk, due to the ability to easily extend or shorten maturities as needed. This enables the Company to adjust its cash needs to the increased prepayment activity in its loan and mortgage-backed investment portfolios, as well as to quickly extend maturities when the need to further balance the Company's GAP position arises.

The Company regularly monitors its asset quality to determine the level of its loan loss reserves through periodic credit reviews by members of the Company's Management Credit Committee. The Management Credit Committee, which reports to the Executive Committee of the Company's Board of Directors, also works on the collection of non-accrual loans and disposition of real estate acquired by foreclosure. The allowance for possible loan losses is determined by the Management Credit Committee after consideration of several key factors including, without limitation: potential risk in the current portfolio, levels and types of non-performing assets and delinquency, and the expectations for the future state of the regional economy and the potential impact that it may have on loan collateral and future delinquencies. Workout approach and financial condition of borrowers are also key considerations to the evaluation of non-performing loans. Non-performing assets were $978,000 at December 31, 1997, compared to $1,672,000 at December 31, 1996, a decrease of $694,000 or 41.5%. The Bank's ratio of delinquent loans to total loans was .42% at December 31, 1997, as compared to .72% at December 31, 1996. Management believes that overall trends in delinquencies and non-performing assets will continue to be favorable in 1998.

During 1997, the Company maintained a general reserve for other real estate owned in light of the level of foreclosures, softness of the local real estate market (particularly commercial) and costs associated with selling properties. No provisions were made for possible losses on other real estate owned in 1997. The balance of the general other real estate owned reserves at December 31, 1997 was approximately $60,000 compared to $159,400 at December 31, 1996.

There continues to be uncertainties regarding future events, particularly in both the New England real estate market and the general economy. These events could result in additional charge-offs, write-offs, changes in the level of the allowance for loan or OREO losses and/or in the level of loans on non-accrual or in foreclosure.

At December 31, 1997, the Company had outstanding commitments to originate and sell residential mortgage loans in the secondary market amounting to $2,003,000 and $1,415,000, respectively. The Company also has outstanding commitments to grant advances under existing home equity lines of credit amounting to $11,230,000. Unadvanced commitments under outstanding commercial and construction loans totaled $10,764,000 as of December 31, 1997. The Company believes it has adequate sources of liquidity to fund these commitments.

The Company's total stockholders' equity was $36,321,000 or 6.8% of total assets at December 31, 1997, compared with $33,546,000 or 6.9% of total assets at December 31, 1996. The increase in total stockholders' equity of approximately $2,776,000 or 8.3% primarily resulted from earnings of the Company and increases in the market value of its portfolio of available for sale securities, net of applicable taxes, offset, in part, by dividends paid and the effect of the Company's stock repurchase program. In accordance with current guidelines, the net unrealized gain on available for sale securities has not been included in regulatory capital calculations.

Bank regulatory authorities have established a capital measurement tool called "Tier 1" leverage capital. A 4.00% ratio of Tier 1 capital to assets now constitutes the minimum capital standard for most banking organizations and a 5.00% Tier 1 leverage capital ratio is required for a "well-capitalized" classification. At December 31, 1997, the Company's Tier 1 leverage capital ratio was approximately 6.01%. In addition, regulatory authorities have also implemented risk-based capital guidelines requiring a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% (6.00% for "well-capitalized") and a minimum ratio of total capital to risk-weighted assets of 8.00% (10.00% for "well-capitalized"). At December 31, 1997, the Company's Tier 1 and total risk-based capital ratios were approximately 12.15% and 13.02%, respectively. The Company is categorized as "well-capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 (F.D.I.C.I.A.). The Bank is also categorized as "well-capitalized" as of December 31, 1997.

IMPACT OF THE YEAR 2000

The year 2000 problem, which is common to most companies, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches. The Company has completed an assessment of the majority of its systems to identify the systems that could be affected by the year 2000 issue and is in the process of developing an implementation plan to address this issue. The Company's various systems generally operate on software which is provided and maintained by outside vendors, many of whom are larger, well-established companies who are well-known and established in the banking industry. At this time, the Company does not anticipate incurring significant costs related to the year 2000 problem as currently the Company is highly reliant on the efforts of these outside vendors. The Company does, however, anticipate an increase in the amount of time management and staff will devote to closely monitor the progress of these vendors and also testing applications. To the extent that costs are incurred related to the year 2000 problem, they will be expensed. The Company currently believes it will be able to modify or replace its affected systems in time to minimize any detrimental effects on operations. While it is not possible, at present, to give an accurate estimate of the cost of this work, the Company does not expect that such costs will be material to the Company's results of operations in one or more fiscal quarters or years or have a material adverse impact on the long-term results of operations, liquidity or consolidated financial position of the


ABINGTON BANCORP, INC.                    19                  1997 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS


Company. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

IMPACT OF INFLATION

The Consolidated Financial Statements of the Company and related Financial Data presented herein have been prepared in accordance with generally accepted accounting principles which generally require the measurement of financial condition and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations of the Company is reflected in increased operating costs. Unlike most industrial companies, almost all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

PROPOSED ACCOUNTING PRONOUNCEMENTS

COMPREHENSIVE INCOME

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Components of comprehensive income are net income and all other non-owner changes in equity. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separate from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement will be effective for the Company's financial statements issued for the fiscal year ending December 31, 1998. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

SEGMENT INFORMATION

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about segments in annual and interim financial statements. SFAS No. 131 introduces a new model for segment reporting, called the "management approach."

The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure - any manner in which management disaggregates a company. This statement is effective and will be adopted for the Company's financial statements for the fiscal year ending December 31, 1998 and requires the restatement of previously reported segment information for all periods presented.


ABINGTON BANCORP, INC.                    20                  1997 ANNUAL REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ABINGTON BANCORP, INC.:
--------------------------------------------------------------------------------

We have audited the accompanying consolidated balance sheets of Abington Bancorp, Inc. and subsidiary ("the Company") as of December 31, 1997 and 1996, and the related statements of operations, changes in stockholders' equity and cash flows for each of the 3 years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abington Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the 3 years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP

Arthur Andersen LLP
Boston, Massachusetts

January 16, 1998 (except with respect to the third paragraph of Note 19, as to which the date is February 24, 1998)

ABINGTON BANCORP, INC.                    21                  1997 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------
    December 31,                                              1997         1996
---------------------------------------------------------------------------------
(Dollars in thousands)

ASSETS
Cash and due from banks (Note 18)                        $ 13,312    $  9,556
Short-term investments                                        163         152
                                                         --------    --------
 Total cash and cash equivalents                           13,475       9,708
                                                         --------    --------
Loans held for sale (Note 6)                                1,332       3,176
Securities (Notes 4, 9 and 10):
 Held for investment - at cost (market value
  of $64,129 in 1997 and $62,456 in 1996)                  64,021      63,670
 Available for sale - at market value                     101,031      91,561
                                                         --------    --------
 Total securities                                         165,052     155,231
                                                         --------    --------
Loans (Notes 6, 9 and 10)                                 332,677     298,667
 Less: Allowance for possible loan losses                  (2,280)     (1,811)
      Unearned income                                        (937)     (1,062)
                                                         --------    --------
      Loans, net                                          329,460     295,794
                                                         --------    --------
Federal Home Loan Bank stock                                8,151       7,903
Banking premises and equipment, net (Note 7)                6,294       6,346
Other real estate owned, net (Note 6)                         265         500
Intangible assets (Notes 1 and 2)                           3,284       3,685
Other assets (Note 11)                                      4,673       4,615
                                                         --------    --------
                                                         $531,986    $486,958
                                                         ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (Note 8)                                        $324,934    $300,445
Short-term borrowings (Note 9)                             55,910      63,171
Long-term debt (Note 10)                                  110,000      84,353
Accrued taxes and expenses (Notes 11 and 14)                3,337       3,447
Other liabilities                                           1,484       1,996
                                                         --------    --------
 Total liabilities                                        495,665     453,412
                                                         --------    --------
Commitments and contingencies (Note 12)

Stockholders' equity (Notes 3, 4, 13, 16, 17, and 19):
 Serial preferred stock, $.10 par value, 3,000,000
  shares authorized; none issued                             --          --
 Common stock, $.10 par value, 12,000,000 shares
    authorized; 4,676,000 shares issued in 1997
   and 4,660,000 shares issued in 1996                        468         467
 Additional paid-in capital                                21,094      20,923
 Retained earnings                                         19,858      16,221
                                                         --------    --------
                                                           41,420      37,611
Treasury stock - 1,039,000 and 874,000 shares
  in 1997 and 1996, at cost                                (5,931)     (3,703)
Unearned compensation - ESOP                                 (231)       (312)
Net unrealized gain/(loss), on available for sale
 securities, net of taxes                                   1,063         (50)
                                                         --------    --------
  Total stockholders' equity                               36,321      33,546
                                                         --------    --------
                                                         $531,986    $486,958
                                                         ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

ABINGTON BANCORP, INC.                    22                  1997 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

-------------------------------------------------------------------------------------------------
    Years Ended December 31,                                 1997           1996         1995
-------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Interest and dividend income:
  Interest and fees on loans (Notes 1, 5 and 6)           $   24,838    $   22,978    $   20,788
  Interest on mortgage-backed investments                      9,045         9,245         8,984
  Interest on bonds and obligations                            1,775         1,512         1,536
  Dividend income                                                589           556        556574
  Interest on short-term investments                              50            41            67
                                                          ----------    ----------    ----------
    Total interest and dividend income                        36,297        34,332        31,949
                                                          ----------    ----------    ----------
Interest expense:
  Interest on deposits (Note 8)                               11,057        10,742         9,681
  Interest on short-term borrowings (Note 9)                   2,557         3,733         4,546
  Interest on long-term debt (Note 10)                         6,477         5,042         3,995
                                                          ----------    ----------    ----------
    Total interest expense                                    20,091        19,517        18,222
                                                          ----------    ----------    ----------

Net interest income                                           16,206        14,815        13,727
Provision for possible loan losses (Note 6)                      630           480         2,233
                                                          ----------    ----------    ----------
Net interest income, after provision for
 possible loan losses                                         15,576        14,335        11,494
                                                          ----------    ----------    ----------

Non-interest income (charges):
  Loan servicing fees (Note 6)                                   558           646           713
  Other customer service fees                                  3,276         2,412         1,644
  Gain on sales of securities, net                               540           495           181
  Gain on sales of mortgage loans, net                           236           315           453
  Write-down of investment in limited partnership                  -             -          (110)
  Net gain (loss) on sales and write-down of other
   real estate owned                                             109            67           (92)
  Other                                                          267           242           119
                                                          ----------    ----------    ----------
    Total non-interest income                                  4,986         4,177         2,908
                                                          ----------    ----------    ----------
Non-interest expense:
  Salaries and employee benefits (Notes 12, 14 and 17)         6,660         6,075         5,635
  Occupancy and equipment expenses (Notes 7 and 12)            2,420         2,374         2,010
  Other non-interest expenses (Note 15)                        4,425         4,391         4,310
                                                          ----------    ----------    ----------
    Total non-interest expense                                13,505        12,840        11,955
                                                          ----------    ----------    ----------
Income before income taxes                                     7,057         5,672         2,447
Provision for income taxes (Note 11)                           2,679         2,139         1,018
                                                          ----------    ----------    ----------
Net income                                                $    4,378    $    3,533    $    1,429
                                                          ==========    ==========    ==========
Earnings per share (Note 1):
  Basic -
    Net income per share                                  $     1.18    $      .94    $      .38
                                                          ==========    ==========    ==========
Weighted average common shares                             3,716,000     3,774,000     3,758,000
                                                          ==========    ==========    ==========
  Diluted -
    Net income per share                                  $     1.10    $      .89    $      .37
                                                          ==========    ==========    ==========
Weighted average common shares
 and share equivalents                                     3,966,000     3,964,000     3,928,000
                                                          ==========    ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

ABINGTON BANCORP, INC.                    23                  1997 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                    Net
                                                                                             Unrealized
                                                                                             Gain (Loss)
                                                        Additional                          on Available      Unearned
                                                Common     Paid-in     Retained  Treasury       for Sale  Compensation
(Dollars in thousands)                           Stock     Capital     Earnings     Stock     Securities          ESOP        Total

------------------------------------------------------------------------------------------------------------------------------------
    Balance at December 31, 1994                  $465    $20,721      $12,765    $(3,703)      $(1,407)        $(475)      $28,366
------------------------------------------------------------------------------------------------------------------------------------

Net income                                           -          -        1,429          -             -             -         1,429
Issuance of stock                                    1         90            -          -             -             -            91
Amortization of unearned compensation -
 ESOP                                                -          -            -          -             -            82            82
Dividends declared ($.20 per share)                  -          -         (752)         -             -             -          (752)
Changes in unrealized loss on available
 for sale securities as a result of
 transfers from held for investment,
 net of tax effects                                  -          -            -          -          (169)            -          (169)
Change in market value on
 available for sale securities, net of taxes         -          -            -          -         1,514             -         1,514
                                                  ----    -------      -------    -------       -------         -----       -------
------------------------------------------------------------------------------------------------------------------------------------
    Balance at December 31, 1995                   466     20,811       13,442     (3,703)          (62)         (393)       30,561
------------------------------------------------------------------------------------------------------------------------------------
Net income                                           -          -        3,533          -             -             -         3,533
Issuance of stock                                    1        112            -          -             -             -           113
Amortization of unearned compensation -
 ESOP                                                -          -            -          -             -            81            81
Dividends declared ($.20 per share)                  -          -         (754)         -             -             -          (754)
Change in market value on
 available for sale securities, net of taxes         -          -            -          -            12             -            12
                                                  ----    -------      -------    -------       -------         -----       -------
------------------------------------------------------------------------------------------------------------------------------------
    Balance at December 31, 1996                   467     20,923       16,221     (3,703)          (50)         (312)       33,546
------------------------------------------------------------------------------------------------------------------------------------

Net income                                           -          -        4,378          -             -             -         4,378
Issuance of stock                                    1        171            -          -             -             -           172
Amortization of unearned compensation-
 ESOP                                                -          -            -          -             -            81            81
Dividends declared ($.20 per share)                  -          -         (741)         -             -             -          (741)
Repurchase of common stock                           -          -            -     (2,228)            -             -        (2,228)
Change in market value on
 available for sale securities, net of taxes         -          -            -          -         1,113             -         1,113
                                                  ----    -------      -------    -------       -------         -----       -------
------------------------------------------------------------------------------------------------------------------------------------
    Balance at December 31, 1997                  $468    $21,094      $19,858    $(5,931)      $ 1,063         $(231)      $36,321
------------------------------------------------------------------------------------------------------------------------------------
                                                  ====    =======      =======    =======       =======         =====       =======

The accompanying notes are an integral part of these consolidated financial statements.

ABINGTON BANCORP, INC.                    24                  1997 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------
    Years Ended December 31,                                      1997         1996         1995
---------------------------------------------------------------------------------------------------

(Dollars in thousands)

Cash flows from operating activities:
 Net income                                                     $  4,378     $  3,533     $  1,429
 Adjustments to reconcile net income to net cash
  from operating activities:
  Provision for possible loan losses                                 630          480        2,233
  Net (gain) loss on sales and write-down of other real
   estate owned and investment in limited partnership               (109)         (67)         202
  Amortization, accretion and depreciation, net                    1,798        1,784        1,478
  Provision for deferred taxes                                      (166)         131          379
  Gain on sales of securities, net                                  (540)        (495)        (181)
  Gain on sales of mortgage loans, net                              (236)        (315)        (453)
  Loans originated for sale in the secondary market              (17,688)     (18,344)     (40,192)
  Proceeds from sales of loans                                    19,768       18,440       37,762
  Other, net                                                      (1,101)       1,922       (9,593)
                                                                --------     --------     --------
Net cash provided by (used in) operating activities                6,734        7,069       (6,936)
                                                                --------     --------     --------
Cash flows from investing activities:
 Net cash received in acquisitions                                     -            -       14,875
 Maturities of held for investment securities                          -            -        1,748
 Purchase of held for investment securities                       (8,968)      (3,633)     (25,186)
 Proceeds from principal payments received
  and redemptions of held for investment securities                8,571        8,734       49,469
 Proceeds from sales of available for sale securities             32,126       36,665       11,891
 Proceeds from principal payments on and maturities
  of available for sale securities                                19,041       15,517        8,294
 Purchase of available for sale securities                       (58,323)     (47,244)     (13,965)
 Loans originated/purchased, net of amortization and payoffs     (34,721)     (41,746)     (38,699)
 Proceeds from sales of loans held in portfolio                        -        3,038       13,548
 Purchases of FHLB stock                                            (248)        (504)           -
 Purchase of banking premises and equipment and
  improvements to other real estate owned                         (1,192)        (972)      (1,914)
 Proceeds from sales of other real estate owned                      769          564        1,000
 Investments and advances made to low income housing
  limited partnerships                                                 -          (40)           -
                                                                --------     --------     --------
Net cash used in investing activities                            (42,945)     (29,621)     (18,939)
                                                                --------     --------     --------
Cash flows from financing activities:
 Net increase in deposits                                         24,489       20,375       16,908
 Net increase (decrease) in borrowings with
  maturities of 3 months or less                                  19,739       11,363       (6,244)
 Proceeds from issuance of short-term borrowings
  with maturities in excess of 3 months                           20,000       37,000       29,500
 Principal payments on short-term borrowings with
  maturities in excess of 3 months                               (47,000)     (46,500)     (20,000)
 Proceeds from issuance of long-term debt                         49,500       37,000       36,000
 Principal payments on long-term debt                            (23,853)     (36,948)     (27,802)
 Payment of cash dividends                                          (741)        (754)        (753)
 Purchase of treasury stock                                       (2,228)           -            -
 Proceeds from the exercise of stock options                          72          113           91
                                                                --------     --------     --------
Net cash provided by financing activities                         39,978       21,649       27,700
                                                                --------     --------     --------
Net increase (decrease) in cash and cash equivalents               3,767         (903)       1,825
Cash and cash equivalents at beginning of year                     9,708       10,611        8,786
                                                                --------     --------     --------
Cash and cash equivalents at end of year                        $ 13,475     $  9,708     $ 10,611
                                                                ========     ========     ========

ABINGTON BANCORP, INC.                    25                  1997 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------
    Years Ended December 31,                                      1997         1996         1995
---------------------------------------------------------------------------------------------------

(Dollars in thousands)

Supplemental cash flow information:

Interest paid on deposits                                         $11,063     $10,741       $ 9,676
Interest paid on borrowed funds                                     8,935       8,891         8,219
Income taxes paid                                                   3,717         379         1,098
Transfers of loans to other real estate owned                         425          62           848
Transfers of securities to available for sale
 from held for investment                                               -           -        66,692
Transfer of securities from available for sale to
 held for investment                                                    -           -         8,485

Acquisitions: (Note 2)

Liabilities assumed                                               $     -     $     -       $16,534
Less: Assets purchased                                                  -           -           472

Premium paid                                                            -           -         1,187
                                                                  -------     -------       -------
Net cash received                                                 $     -     $     -       $14,875
                                                                  =======     =======       =======


The accompanying notes are an integral part of these consolidated financial statements.

ABINGTON BANCORP, INC.                    26                  1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

BASIS OF PRESENTATION AND CONSOLIDATION


The consolidated financial statements include the accounts of Abington Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, Abington Savings Bank (the "Bank"). The Bank also includes its wholly-owned subsidiaries, Holt Park Place Development Corporation and Norroway Pond Development Corporation, each typically owning properties being marketed for sale, ABBK Corporation, which invested in real estate limited partnerships and was dissolved in January 1997, and Abington Securities Corporation, which invests primarily in obligations of the United States Government and its agencies and equity securities.

Abington Bancorp, Inc., was reestablished as the Bank's holding company on January 31, 1997. Previously, the Company's predecessor, also known as Abington Bancorp, Inc., had served as the Bank's holding company from February 1988 until its dissolution in December 1992. The Company's primary business is serving as the holding company of the Bank.

On January 31, 1997, in connection with the holding company formation, each share of the Bank's common stock previously outstanding was converted automatically into 1 share of common stock of the Company, and the Bank became a wholly-owned subsidiary of the Company. This reorganization had no impact on the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

RECLASSIFICATIONS

Certain amounts in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the 1997 presentation.

CASH EQUIVALENTS

Cash equivalents include amounts due from banks, short-term investments with original maturities of less than 3 months and federal funds sold on a daily basis.

SECURITIES

Investment securities are classified in 1 of 3 categories and are accounted for as follows:

* Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held for investment" securities and reported at amortized cost.

* Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings.

* Debt and equity securities not classified as either held for investment or trading are classified as "available for sale" and reported at market value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity, net of applicable income tax effects.

The Company had no securities classified as trading securities at December 31, 1997 and 1996.

Mortgage-backed investments, held for investment, are stated at amortized cost reduced by principal payments with discounts and premiums being recognized in income by the interest method over the expected maturity of the investments.

Gains and losses on the disposition of securities are computed using the specific identification method. Unrealized losses which are deemed to be other than temporary declines in value are charged to operations.

LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio consists of mortgage loans in the southeastern Massachusetts area. The ability of the Company's debtors to honor their contracts is generally dependent upon the stability of real estate and the general economic conditions in the Company's market area.

Of the total loan portfolio at December 31, 1997, approximately 25% represent owner-occupied first mortgages located throughout the United States. Of this portion of the portfolio, there are no concentrations in a single state exceeding 5% of the Company's total loans.

Loan origination and commitment fees and certain direct loan origination costs, as defined, are deferred and amortized as a yield adjustment over the contractual life of the related loans under the interest method. Premiums and discounts on purchased residential loans are also amortized as a yield adjustment by the interest method over the estimated duration of the investments. Unearned discounts are amortized under the interest method over the term of the related loans. All other interest on loans is recognized on a simple interest basis.

Interest on loans is generally not accrued when the principal or interest on the loan becomes delinquent in excess of 90 days, and/or in the judgment of management the collectibility of the principal or interest becomes doubtful. When a loan is placed on a non-accrual status, all interest previously accrued but not collected is reversed against interest income in the current period. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for possible loan losses is based on management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Procedures employed in considering the allowance requirements include, among other factors, management's ongoing review of individual loans, an evaluation of results of examinations by regulatory authorities and analyses of historical trends in charge-offs and delinquencies. Loans are charged-off to the allowance for loan losses when, in the opinion of management, such loans are deemed to be uncollectible. The allowance is an estimate, and ultimate losses may vary from current estimates. As adjustments become necessary, they are reported in earnings during the periods in which they become known.

The allowance for possible loan losses as of December 31, 1997 is based on management's estimate of the amount required to absorb future losses in the loan portfolio based on known current circumstances and real estate market conditions. However, some degree of uncertainty exists as to future trends in the local economy and real estate market which, if there is significant deterioration, could


ABINGTON BANCORP, INC.                    27                  1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

result in the Company experiencing increases in non-performing loans, additional provisions for loan losses and increased lost interest income on non-accrual loans.

Funds for lending are partially derived from selling participating and whole interests in mortgage loans. Loans designated as held for sale are accounted for at the lower of their aggregate cost or market value. Gains or losses on sales of loans are recognized at the time of the sale and are adjusted when the average interest rate on the loans sold, after normal servicing fees, differs from the agreed yield to the buyer.

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 114, ("SFAS No. 114"), "Accounting by Creditors for Impairment of a Loan," which the Company adopted on January 1, 1995. SFAS No. 114 requires, among other things, that creditors measure impaired loans at the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the underlying collateral if the loan is collateral dependent.

The Company has determined, after a review of its policies and procedures related to credit quality and an analysis of the loans outstanding at January 1 and December 31, 1995, 1996 and 1997, that loans recognized by the Company as non-accrual are equivalent to "impaired loans" as defined in SFAS No. 114. The Company has also determined that the reserve for possible loan losses at January 1, 1995 did not require an additional loan loss provision as a result of the adoption of this standard.

MORTGAGE SERVICING RIGHTS

On January 1, 1996, the Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights." This statement, which was superseded in June 1996 upon the issuance of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," requires the recognition of a separate asset for the rights to service mortgage loans for others regardless of how those servicing rights were created. SFAS No. 125 impacts the Company to the extent fixed rate loan originations having terms in excess of 15 years are sold in the secondary mortgage market with servicing of the related loan retained by the Company. In such cases, the Company is required to allocate a portion of the cost of the loan to the mortgage servicing rights based on the relative fair values of such servicing rights and the loan. The value of such servicing rights is to be periodically assessed for impairment based on the fair value of those rights. During 1996, the Company capitalized approximately $103,000 of mortgage servicing rights which resulted in a corresponding increase in gains on sales of mortgages. No mortgage servicing rights were capitalized in 1997 as substantially all loan sales on the secondary market were made on a servicing released basis. All previously capitalized mortgage servicing rights were written-off in 1997 as the result of higher than anticipated prepayment experience on the related loan portfolios.

OTHER REAL ESTATE OWNED

Real estate acquired by foreclosure and acquired by deed in lieu of foreclosure are classified as other real estate owned and initially recorded at the lower of cost or fair value less estimated selling costs. In the event of subsequent declines in value, other real estate owned is adjusted to fair market value through a charge to non-interest income.

The fair value for these assets is based on periodic analysis of the real estate by management. Factors considered include, but are not limited to, general economic and market conditions, geographic location, the composition of the real estate holdings and property conditions.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

On January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement also requires that certain long-lived assets and identifiable intangibles to be disposed of be reported at the lower of the carrying amount or fair value less cost to sell. The implementation of this statement did not have any impact on the results of operations or financial condition of the Company.

BANKING PREMISES AND EQUIPMENT

Land is carried at cost. Buildings, leasehold improvements and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, or the terms of the leases, if shorter. The cost of maintenance and repairs are expensed as incurred; major expenditures for betterments are capitalized and depreciated.

INVESTMENT IN REAL ESTATE LIMITED PARTNERSHIP

The Company has an investment in a real estate limited partnership which is accounted for on the cost recovery method and is included in other assets. The carrying value of this investment is periodically evaluated by management as to its expected future recoverability and write-downs are recorded once impairment in value is identified and quantified.

INTANGIBLE ASSETS

Core deposit intangibles are being amortized on a straight-line basis over their estimated lives of 7 to 10 years. Goodwill is being amortized on a straight-line basis over 10 to 15 years. Organization costs are amortized on a straight-line basis over 5 years. The carrying value of these assets is periodically evaluated by management as to their expected future recoverability and write-downs are recorded once an impairment in value is identified and quantified.

INCOME TAXES

Tax assets and liabilities are reflected at currently enacted income tax rates. As changes in tax laws and rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

EARNINGS PER SHARE

In 1997, the Company adopted the provisions of SFAS No. 128, "Earnings Per Share." This statement was issued in March 1997 and establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock. This statement replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerators and denominators of the basic and diluted EPS computations. This statement also requires a restatement of all prior-period EPS data presented. The only reconciling difference between the Company's computation of basic and diluted earnings per share is the diluitive effect of stock options issued and unexercised (see Note 16 for stock options). At December 31, 1997, all options and warrants which were unexercised were excercisable and included in diluted EPS calculations.

Additionally, on October 30, 1997, the Board of Directors of Abington Bancorp, Inc. approved a split of its common stock on a 2-for-1 basis in the form of a stock dividend payable on December 12, 1997, to share-

ABINGTON BANCORP, INC.                  28                    1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

holders of record as of November 14, 1997. All share and per share data presented in these consolidated financial statements has been retroactively restated for this event.

The effect of this new pronouncement on previously reported earnings per share is as follows:

------------------------------------------------------------------
  December 31,                       1996        1995        1994
------------------------------------------------------------------
EPS as reported, affected for
 stock split                         $.89        $.37        $.70

Effect of SFAS No. 128                .05         .01         .03
                                     ----        ----        ----
Basic EPS as restated                $.94        $.38        $.73
                                     ====        ====        ====

EPS as reported, affected for
 stock split                         $.89        $.37        $.70

Effect of SFAS No. 128                  -           -           -
                                     ----        ----        ----
Diluted EPS as restated              $.89        $.37        $.70
                                     ====        ====        ====


COMPREHENSIVE INCOME

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Components of comprehensive income are net income and all other non-owner changes in equity. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separate from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement will be effective for the Company's financial statements issued for the fiscal year ending December 31, 1998. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

SEGMENT INFORMATION

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about segments in annual and interim financial statements. SFAS No. 131 introduces a new model for segment reporting, called the "management approach."

The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure - any manner in which management disaggregates a company. This statement is effective and will be adopted for the Company's financial statements for the fiscal year ending December 31, 1998 and requires the restatement of previously reported segment information for all periods presented.

STOCK BASED COMPENSATION

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its stock-based compensation plans (Note 16). Accordingly, no accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, if any, are credited to equity.

Effective in 1995, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock Based Compensation." SFAS No. 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for their employee stock compensation plans. This statement requires that entities which do not choose to account for stock-based compensation as prescribed by this statement shall continue to account for these plans under APB 25 and disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted.

2.   ACQUISITIONS
--------------------------------------------------------------------------------

On June 26, 1995, the Company acquired certain assets and assumed certain liabilities of a branch of the First National Bank of Boston located in Holbrook, Massachusetts ("Holbrook"). In connection with the assumption of approximately $16,319,000 of deposit liabilities, the Company received $14,875,000 in cash and $472,000 in property and other assets. The resultant core deposit premium and other intangible assets of $1,187,000 are being amortized over their estimated life of 10 years.

ABINGTON BANCORP, INC.                  29                    1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   REGULATORY MATTERS
--------------------------------------------------------------------------------

The Company and the Bank are subject to various regulatory requirements administered by the federal banking agencies.

Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes as of December 31, 1997, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 1997 and 1996 (Bank only), the Company and the Bank were well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an insured depository institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or the Bank's category. The Company's and the Bank's actual capital amounts and ratios are presented in the following table.

                                                                                                      To be Well-
                                                                                                  Capitalized Under
                                                                             For Capital          Prompt Corrective
                                                        Actual            Adequacy Purposes       Action Provisions
---------------------------------------------------------------------------------------------------------------------
                                                Amount        Ratio      Amount        Ratio       Amount      Ratio
---------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

As of December 31, 1997:
Company
  Total Capital (to risk-weighted assets )      $34,254      13.02%      $21,053       8.00%          N/A        N/A
  Tier 1 capital (to risk-weighted assets)      $31,974      12.15%      $10,526       4.00%          N/A        N/A
  Tier 1 capital (to average assets)            $31,974       6.01%      $21,279       4.00%          N/A        N/A


Bank
  Total Capital (to risk-weighted assets )      $32,982      12.54%      $21,047       8.00%      $26,309      10.00%
  Tier 1 capital (to risk-weighted assets)      $30,702      11.67%      $10,524       4.00%      $15,785       6.00%
  Tier 1 capital (to average assets)            $30,702       5.72%      $21,279       4.00%      $26,845       5.00%


As of December 31, 1996:

Bank
  Total Capital (to risk-weighted assets )      $31,824      13.65%      $18,648       8.00%      $23,314      10.00%
  Tier 1 capital (to risk-weighted assets)      $30,013      12.88%      $ 9,324       4.00%      $13,981       6.00%
  Tier 1 capital (to average assets)            $30,013       6.14%      $19,565       4.00%      $24,456       5.00%

ABINGTON BANCORP, INC.                  30                    1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.   SECURITIES
--------------------------------------------------------------------------------

The amortized cost and market value of securities classified as held for investment at December 31, 1997 and 1996 are as follows:

                                                       Gross       Gross  Estimated                  Gross       Gross   Estimated
                                      Amortized   Unrealized  Unrealized     Market  Amortized  Unrealized  Unrealized      Market
                                           Cost        Gains      Losses      Value       Cost       Gains      Losses       Value
-----------------------------------------------------------------------------------------------------------------------------------
    At December 31,                                     1997                                                  1996
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

Mortgage-backed securities:
 Federal Home Loan
  Mortgage Corporation                  $16,502      $   62        $197    $ 16,367    $19,173        $ 40      $  549      $18,664
 Federal National
  Mortgage Association                   28,624         358         212      28,770     29,152         115         785       28,482
 Government National
  Mortgage Association                    1,434           4           -       1,438          -           -           -            -
 Other                                   17,461         147          54      17,554     15,345          17          52       15,310
                                        -------      ------        ----    --------    -------        ----      ------      -------
  Total mortgage-backed securities      $64,021      $  571        $463    $ 64,129    $63,670        $172      $1,386      $62,456
                                        =======      ======        ====    ========    =======        ====      ======      =======

The amortized cost and estimated market value of securities classified as available for sale at December 31, 1997 and 1996 are as follows:

                                                       Gross       Gross  Estimated                  Gross       Gross   Estimated
                                      Amortized   Unrealized  Unrealized     Market  Amortized  Unrealized  Unrealized      Market
                                           Cost        Gains      Losses      Value       Cost       Gains      Losses       Value
-----------------------------------------------------------------------------------------------------------------------------------
    At December 31,                                     1997                                                  1996
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

Investment securities:
 U.S. Government obligations            $   683      $    -        $  -    $    683    $   713        $  7      $    -      $   720
 Federal agency obligations              30,112         143          48      30,207     17,966          90         278       17,778
 Other bonds and obligations              3,095          28           3       3,120      1,116          22           -        1,138
                                        -------      ------        ----    --------    -------        ----      ------      -------
  Total investment securities            33,890         171          51      34,010     19,795         119         278       19,636
                                        -------      ------        ----    --------    -------        ----      ------      -------
Marketable equity securities              4,137         996         106       5,027      4,044         445          78        4,411
Mortgage-backed securities:
 Federal Home Loan
  Mortgage Corporation                   12,906         186          30      13,062     23,058          84         352       22,790
 Federal National
  Mortgage Association                   29,660         586          71      30,175     44,751         338         365       44,724
 Government National
  Mortgage Association                    9,476           -          44       9,432          -           -           -            -
 Other                                    9,235          90           -       9,325          -           -           -            -
                                        -------      ------        ----    --------    -------        ----      ------      -------
  Total mortgage-backed securities       61,277         862         145      61,994     67,809         422         717       67,514
                                        -------      ------        ----    --------    -------        ----      ------      -------
                                        $99,304      $2,029        $302    $101,031    $91,648        $986      $1,073      $91,561
                                        =======      ======        ====    ========    =======        ====      ======      =======

The market value and amortized cost of investments and mortgage-backed securities, respectively, at December 31, 1997 by contractual maturity follows. Expected maturities or cash flows from securities will differ from contractual maturities because the issuer may have the right to call or repay obligations with or without call or prepayment penalties. Projected payments and prepayments for mortgage-backed securities have not been considered for purposes of this presentation.

ABINGTON BANCORP, INC.                  31                    1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INVESTMENT SECURITIES

------------------------------------------------------------------------
                             Amortized Cost  % to Total    Market Value
------------------------------------------------------------------------
(Dollars in thousands)

Within 1 year                   $    35            .1%        $    35
Over 1 year to 5 years            9,059          23.6           9,139
Over 5 years to 10 years         21,112          62.3          21,170
Over 10 years                     3,684          14.0           3,666
                                -------         -----         -------
                                $33,890         100.0%        $34,010
                                =======         =====         =======

MORTGAGE-BACKED SECURITIES

-----------------------------------------------------------------------------------
                                Held for Investment          Available for Sale
-----------------------------------------------------------------------------------
(Dollars in thousands)
                              Amortized       Market      Amortized         Market
                                   Cost        Value           Cost          Value
                              ----------------------      ------------------------
Within 1 year                   $     -      $     -        $     -        $     -
Over 1 year to 5 years            1,434        1,438          3,107          3,077
Over 5 years to 10 years            746          796            380            383
Over 10 years                    61,841       61,895         57,790         58,534
                                -------      -------        -------        -------
                                $64,021      $64,129        $61,277        $61,994
                                =======      =======        =======        =======

Gross gains on sales of marketable equity securities were $687,000, $407,000 and $68,000 for 1997, 1996 and 1995, respectively. There were no losses on sales of equity securities in 1997, 1996 or 1995.

Gross gains on sales of investment securities were $0, $30,000 and $77,000 for 1997, 1996 and 1995, respectively. Gross losses on sales of investment securities were $54,000, $54,000 and $4,000 for 1997, 1996 and 1995, respectively.

Proceeds from sales of mortgage-backed investments classified as available for sale during 1997, 1996 and 1995 were $26,402,000, $17,082,000 and $6,109,000, respectively. Gross gains of $142,000, $130,000 and $69,000 in 1997, 1996 and
1995, respectively, were realized on those sales. Gross losses of $235,000, $18,000 and $29,000 were realized in 1997, 1996 and 1995, respectively.

A U.S. agency obligation security with a carrying value of $1,165,000 was pledged to collateralize treasury, tax and loan obligations.

All agency and mortgage-backed securities also serve as collateral for FHLB borrowings as part of a blanket collateral agreement as further described in
Note 9.

5.   INTEREST RATE SWAP AGREEMENT
--------------------------------------------------------------------------------
To help manage interest rate sensitivity on the Company's adjustable rate mortgage loan portfolio, the Company entered into an interest rate swap agreement in July 1994 for a period of 36 months with an international investment banking firm. Under this agreement, the Company received a fixed rate of interest of 5.35% on the notional amount and paid interest based on the 6 month floating LIBOR rate on the notional amount which reset semi-annually (February and August). The notional amount of this swap was initially $15,000,000. This amount amortized at a rate consistent with the amortization and prepayment of a reference pool of residential mortgages as specified in the agreement. In addition to the fixed rate of interest, the Company also received $300,000 in cash upon execution of this agreement. This amount was accreted to income over the life of the agreement at a rate consistent with the aforementioned reference pool of mortgages. The resulting yield received by the Company, including the impact of the accretion, was approximately 6.25% in 1997. This agreement expired on August 15, 1997.

Net interest income (expense) associated with this swap was recognized based on the accrual method. The net interest income (expense) recognized by the Bank during 1997, 1996 and 1995 as a result of this agreement was $34,000, $77,000 and $(26,000), respectively.

ABINGTON BANCORP, INC.                  32                    1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. LOANS AND OTHER REAL ESTATE OWNED
--------------------------------------------------------------------------------
A summary of the loan portfolio follows:

--------------------------------------------------------------------------------
    December 31,                                     1997              1996
--------------------------------------------------------------------------------
(Dollars in thousands)

Mortgage loans:
 Residential                                       $249,165         $236,635
 Second mortgages and home equity                    20,392           17,368
 Construction                                         7,681            5,956
 Commercial                                          39,341           24,718
                                                   --------         --------
                                                    316,579          284,677
 Less: Due to borrowers on incomplete loans          (2,166)          (2,758)
      Net deferred loan fees                           (813)            (986)
                                                   --------         --------
  Total mortgage loans                              313,600          280,933
Commercial loans:
 Unsecured lines of credit                              245              324
 Secured and unsecured                                7,399            4,210
                                                   --------         --------
                                                      7,644            4,534
  Net deferred loan fees                               (124)             (76)
                                                   --------         --------

   Total commercial loans                             7,520            4,458
Other loans:
 Indirect automobile                                  1,263            4,355
 Personal                                             1,562            1,625
 Education                                              423              509
 Passbook and other secured                           8,323            8,416
 Home improvement                                       381              485
                                                   --------         --------
   Total other loans                                 11,952           15,390
                                                   --------         --------
Total loans                                         333,072          300,781
Less allowance for possible loan losses              (2,280)          (1,811)
                                                   --------         --------
Loans and loans held for sale, net                 $330,792         $298,970
                                                   ========         ========

Included in residential real estate mortgages at December 31, 1997 and 1996, respectively, are approximately $1,332,000 and $3,176,000 of loans held for sale. At December 31, 1997 and 1996, the estimated market values of loans held for sale was in excess of their carrying value. The Company was servicing mortgage loans sold under non-recourse agreements amounting to approximately $208,073,000 and $235,949,000 at December 31, 1997 and 1996, respectively.

During October 1995, the Company's management and Board of Directors evaluated the feasibility of a sale, at a discount, of a group of approximately $9.2 million of loans. This pool consisted of approximately $5.7 million of loans which were on non-accrual at September 30, 1995 and certain other loans which, although performing, were expected to require a higher than average level of management attention and out-of-pocket costs to maintain performance or to potentially foreclose upon or workout.

The transaction was reflected in the third quarter results for 1995. These loans were sold at approximately 64% of par. The loss associated with this sale was reflected as a charge-off to the allowance for possible loan losses.

In the ordinary course of business, the Company has granted loans to certain of its officers and directors and their affiliates. All transactions are on substantially the same terms as those prevailing at the same time for individuals not affiliated with the Bank and do not involve more than the normal risk of collectibility. The total amount of such loans which exceeded $60,000 in aggregate amount to any related party amounted to $1,714,000 at December 31, 1997, and $2,569,000 at December 31, 1996. During the year ended December 31, 1997, total principal additions were $1,000 and total principal reductions were $856,000.

The following analysis summarizes the Company's non-performing assets at December 31, 1997 and 1996.

ABINGTON BANCORP, INC.                 33                     1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
  Years Ended December 31,                     1997         1996
--------------------------------------------------------------------------------
(Dollars in thousands)

Impaired loans or loans accounted for
 on a non-accrual basis                        $622        $1,028
Accruing loans past due 90 days or more
 as to principal or interest                     91           144
                                               ----        ------
  Total non-performing loans                    713         1,172
Other real estate owned, net                    265           500
                                               ----        ------
  Total non-performing assets                  $978        $1,672
                                               ====        ======

Impaired loans totaling $293,000 and $314,000, at December 31, 1997 and 1996, respectively, required an allocation of $45,000 and $97,000, respectively, of the allowance for possible loan losses. The remaining impaired loans did not require any allocation of the reserve for possible loan losses. The average balance of impaired loans was approximately $966,000 and $721,000 in 1997 and 1996, respectively. The total amount of interest income recognized on impaired loans during 1997 and 1996 was approximately $50,000 and $48,500, respectively, which approximated the amount of cash received for interest during those periods. The Company has no commitments to lend additional funds to borrowers whose loans have been deemed to be impaired. An analysis of the allowance for possible loan losses follows:

--------------------------------------------------------------------------------
  Years Ended December 31,           1997            1996
--------------------------------------------------------------------------------
(Dollars in thousands)

Balance at beginning of year        $1,811          $1,433
Provision                              630             480
Recoveries                             205             193
                                    ------          ------
                                     2,646           2,106
Loans charged-off                     (366)           (295)
                                    ------          ------
Balance at end of year              $2,280          $1,811
                                    ======          ======

An analysis of the general allowance for possible losses on other real estate owned follows:

--------------------------------------------------------------------------------
  Years Ended December 31,              1997          1996
--------------------------------------------------------------------------------
(Dollars in thousands)

Balance at beginning of year            $ 160         $ 104
Provision                                   -            75
Charge-offs                              (100)          (19)
                                        -----         -----
                                        $  60         $ 160
                                        =====         =====

7.   BANKING PREMISES AND EQUIPMENT
--------------------------------------------------------------------------------

A summary of the cost and accumulated depreciation of banking premises and equipment and their estimated useful lives is as follows:

------------------------------------------------------------------------------------
     December 31,                       1997        1996     Estimated Useful Lives
------------------------------------------------------------------------------------
(Dollars in thousands)

Banking premises:
 Land                                 $   671      $   671
 Buildings and improvements             5,000        4,911          10-25 years
 Leasehold improvements                   637          514          10-15 years
 Equipment                              8,219        7,240          3-10 years
                                       ------      -------
                                       14,527       13,336
Less accumulated depreciation          (8,233)      (6,990)
                                       ------      -------
                                       $6,294      $ 6,346
                                       ======      =======

Depreciation expense for the years ended December 31, 1997, 1996 and 1995 amounted to $1,243,000, $1,154,000 and $941,000, respectively.


ABINGTON BANCORP, INC.                 34                     1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.   DEPOSITS
--------------------------------------------------------------------------------
A summary of deposit balances, by type, is as follows:

--------------------------------------------------------------------------------
    December 31,                                    1997           1996
--------------------------------------------------------------------------------
(Dollars in thousands)

Non-interest NOW                                 $ 33,925        $ 27,912
NOW                                                41,278          35,812
Other savings                                      81,923          79,470
Money market deposits                              15,477          16,527
                                                 --------        --------
 Total non-certificate accounts                   172,603         159,721

Term certificate accounts                         125,661         117,419
Certificates of deposit greater than $100          26,670          23,305
                                                 --------        --------
 Total certificate accounts                       152,331         140,724
                                                 --------        --------
  Total deposits                                 $324,934        $300,445
                                                 ========        ========

A summary of certificate accounts by maturity is as follows:

---------------------------------------------------------------------------------
    December 31,                     1997                          1996
---------------------------------------------------------------------------------
 (Dollars in thousands)
                                           Weighted                      Weighted
                              Amount   Average Rate         Amount   Average Rate
                            -----------------------       -----------------------
Within 1 year               $102,681          5.53%       $ 89,073          5.49%
Over 1 year to 3 years        43,846          6.26          33,757          6.13
Over 3 years to 5 years        5,804          5.67          17,894          6.65
                            --------                      --------
                            $152,331          5.74%       $140,724          5.79%
                            ========                      ========

9.   SHORT-TERM BORROWINGS
--------------------------------------------------------------------------------
Short-term borrowings consist primarily of Federal Home Loan Bank advances with original maturities of 1 year or less. All borrowings from the Federal Home Loan Bank of Boston are secured under a blanket lien by certain qualified collateral defined principally as 85% to 90% of the carrying value of U.S. Government and agency obligations, including mortgage-backed securities, and 75% of the carrying value of residential mortgage loans. Information relating to activity and rates paid under these borrowing agreements is presented below:

---------------------------------------------------------------------------------------------------------
    Years Ended December 31,                                        1997            1996             1995
---------------------------------------------------------------------------------------------------------
 (Dollars in thousands)
Maximum amount of borrowings outstanding during the year         $94,506         $78,300         $108,700
Average month-end borrowings outstanding during the year         $45,833         $66,790         $ 73,719
Average interest rate during the year                               5.58%           5.59%            6.17%
Unused line of credit at Federal Home Loan Bank of Boston        $ 4,780         $ 8,767         $  6,689

Amount outstanding at end of year                                $55,910         $63,171         $ 61,308

Weighted average interest rate at end of year                       5.68%           5.68%            5.75%

ABINGTON BANCORP, INC.                 35                     1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  LONG-TERM DEBT
--------------------------------------------------------------------------------

A summary of long-term debt, consisting of FHLB advances with an original maturity of greater than 1 year is as follows:

-----------------------------------------------------------------------------------------
    Maturity Date             Interest rate     December 31, 1997      December 31, 1996
-----------------------------------------------------------------------------------------
(Dollars in thousands)

March 25, 1997                    5.25%               $      -                $ 4,000
May 5, 1997**                     6.12                       -                  1,799
July 15, 1997**                   6.32                       -                  1,554
August 18, 1997                   6.94                       -                  4,000
October 27, 1997                  5.83                       -                  5,000
November 24, 1997*                5.82                       -                 16,000
December 19, 1997                 5.81                       -                  7,500
February 4, 1998                  5.30                   4,500                  4,500
July 20, 1998                     5.78                   5,000                      -
September 30, 1998                6.22                   5,000                  5,000
November 9, 1998                  5.80                  15,000                 15,000
November 13, 1998                 5.90                   5,000                  5,000
May 4, 1999***                    5.99                   5,000                  5,000
May 13, 1999                      6.38                   4,000                      -
September 16, 1999                6.66                   5,000                  5,000
October 20, 1999                  6.06                   5,000                      -
November 1, 1999                  6.23                   5,000                  5,000
February 24, 2000                 5.79                  16,000                      -
March 6, 2000                     6.51                   4,000                      -
March 20, 2000                    6.61                   5,000                      -
April 11, 2000                    6.82                   4,000                      -
October 20, 2000                  6.21                   5,000                      -
March 6, 2001                     6.66                   4,000                      -
March 19, 2001                    6.77                   5,000                      -
April 11, 2001                    6.98                   4,000                      -
May 14, 2001                      6.74                   4,000                      -
December 9, 2017                  5.66                     500                      -
                                                      --------                -------
                                                      $110,000                $84,353
                                                      ========                =======

* Variable rate advance with quarterly resets; with prepayment option at reset dates without penalty
**   Amortizing advance
***  LIBOR floating advance with a monthly reset

11.  INCOME TAXES
--------------------------------------------------------------------------------
The provision for income taxes consists of the following:

--------------------------------------------------------------------------------
 Years Ended December 31,      1997            1996          1995
--------------------------------------------------------------------------------
(Dollars in thousands)

Current:  Federal              $2,509         $1,704        $  595
          State                   336            304            44
                               ------         ------        ------
                                2,845          2,008           639

Deferred: Federal                (121)           110           264
          State                   (45)            21           115
                               ------         ------        ------
                                 (166)           131           379
                               ------         ------        ------
Total                          $2,679         $2,139        $1,018
                               ======         ======        ======

The reason for the differences between the effective tax rates and the statutory tax rates are summarized as follows:

---------------------------------------------------------------------------------------
    Years Ended December 31,                           1997         1996          1995
---------------------------------------------------------------------------------------
Statutory rate                                         34.0%        34.0%         34.0%
State taxes, net of federal benefit                     2.7          3.8           4.3
Effect of amortization of non-deductible goodwill        .6           .7           3.1
Other, net                                               .7          (.8)           .2
                                                       ----         ----          ----
                                                       38.0%        37.7%         41.6%
                                                       ====         ====          ====

ABINGTON BANCORP, INC.                 36                     1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of net deferred taxes as recorded as of December 31, 1997 and 1996 are as follows (assets/(liabilities)):

--------------------------------------------------------------------------------
  Years Ended December 31,                              1997            1996
--------------------------------------------------------------------------------
(Dollars in thousands)

Loan loss reserves                                    $   827         $   582
Loan fee income                                            40              79
Dividends on deposits not yet deducted
 for tax purposes                                          74             114
Pension expense                                           194             200
Equity in partnership losses                           (1,391)         (1,273)
Core deposit intangible                                  (312)           (227)
Other, net                                                 76             (41)
                                                      -------         -------
                                                         (492)           (566)
Deferred tax assets applicable to unrealized
 (gains) losses on securities                            (597)             34
                                                      -------         -------
Net deferred tax assets (liabilities) included
 in other assets (other liabilities)                  $(1,089)        $  (532)
                                                      =======         =======

In August of 1996, Congress passed the Small Business Job Protection Act of 1996. Included in this bill was the repeal of IRC Section 593, which allowed thrift institutions special provisions in calculating bad debt deductions for income tax purposes. Thrift institutions now will be viewed as commercial banks for income tax purposes. The repeal is effective for tax years beginning after December 31, 1995.

One effect of this legislative change is to suspend the Bank's bad debt reserve for income tax purposes as of its base year (October 31, 1988). Any bad debt reserve in excess of the base year amount is subject to recapture over a 6 year time period. The suspended (i.e., base year) amount is subject to recapture upon the occurrence of certain events, such as complete or partial redemption of the Bank's stock or if the Bank ceases to qualify as a bank for income tax purposes.

At December 31, 1997, the Bank's surplus includes approximately $1,960,000 of bad debt deductions for which income taxes have not been provided. As the Bank does not intend to use the reserve for purposes other than to absorb loan losses, deferred taxes of approximately $820,000 have not been provided on this amount.

12.  COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------
In the normal course of business, there are outstanding commitments and contingencies which are not reflected in the consolidated financial statements.

LITIGATION

On or about April 10, 1996, a civil action entitled Merrill Lynch Mortgage Capital, Inc. v. Abington Savings Bank, Spires Financial, L.P. and Geoffrey Lawes, Docket No. MRS-L-1169-96, was filed in the Law Division of the Superior Court of New Jersey, venued in Morris County. The complaint named the Bank as a defendant, along with the Bank's alleged financial broker, Spires Financial, L.P. ("Spires") and an employee of Spires, Geoffrey Lawes ("Lawes").

The complaint alleged, among other things, that (1) Spires and/or Lawes, as agent for the Bank, entered into a binding agreement with the plaintiff on February 28, 1996 under which the Bank agreed to purchase from the plaintiff a pool of conventional adjustable rate mortgage loans having an unpaid principal balance of approximately $34,000,000 as of March 1, 1996 and (2) the Bank subsequently refused to close on the alleged contract. Plaintiff originally sought damages of no less than $530,000 against the Bank on the grounds that the Bank breached its alleged contract. The Bank settled its portion of the plaintiff's claim in December 1997 for $100,000.

The Company is a defendant in various other legal claims incident to its business, none of which is believed by management, based on the advice of legal counsel, to be material to the consolidated financial statements.

SPECIAL TERMINATION AGREEMENTS

The Company has entered into Special Termination Agreements with five officers which provide for a lump-sum severance payment within a 3 year period following a "change in control," as defined in the agreements.

LOAN AND GENERAL COMMITMENTS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments principally include commitments to extend credit and advance funds on outstanding lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts or unpaid principal balance of those instruments reflect the extent of involvement the Company has in these particular classes of financial instruments. The Company's exposure to credit loss is represented by the contractual amount or unpaid principal balance of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for financial instruments reflected on the balance sheet. Financial instruments which represent credit risk at December 31, 1997 and 1996 are as follows:

ABINGTON BANCORP, INC.                 37                     1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
   At December 31,                                        1997           1996
--------------------------------------------------------------------------------
(Dollars in thousands)
Contract amount of:
 Commitments to grant loans                             $ 8,359        $ 6,355
 Commitments to sell loans                                1,415          2,516
 Unadvanced funds on home equity lines of credit         11,230         10,679
 Unadvanced funds on other lines of credit                2,242          1,949
 Commitments to advance funds under
  construction loan agreements                            2,166          2,758

Commitments to grant loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The Company has an investment in a limited partnership with a book value of $57,000 at December 31, 1997. This partnership was established for the rehabilitation and management of low income housing projects. Credit risk, which is limited to funds previously advanced and tax credits subject to recapture, arises from the possible financial insolvency of the project and the ultimate ability of the partnership to survive as a going concern. In this case, the Company's investment in these projects would not be fully recoverable in the normal course of business, and previously earned tax credits may be recaptured.

LEASE COMMITMENTS

Pursuant to the terms of non-cancelable lease agreements in effect, future minimum rent commitments for the next 5 years and thereafter are as follows at December 31, 1997:

--------------------------------------------------------------------------------
    Year                                   Amount
--------------------------------------------------------------------------------
(Dollars in thousands)

1998                                       $  277
1999                                          251
2000                                          212
2001                                          157
2002                                          161
2003 and thereafter                         1,365
                                           ------
                                           $2,423
                                           ======

Certain leases also contain renewal options (up to 10 years) and real estate tax escalation clauses. Rent expense for the years ended December 31, 1997, 1996 and 1995 amounted to approximately $238,000, $235,000 and $156,000, respectively.

13.  STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

At the time of the conversion from mutual to stock form in 1986, the Bank established a liquidation account in the amount of $7,478,000. In accordance with Massachusetts statutes, the liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts in the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposit. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution in an amount equal to their current adjusted liquidation account balances to the extent that funds are available.

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Company. The total amount of dividends which may be paid at any date is generally limited to the undivided profits of the Company. Undivided profits at the Company totaled $19,858,000 at December 31, 1997. Additionally, future dividends, if any, will depend on the earnings of the Company and its subsidiary, its need for funds, its financial condition, and other factors, including applicable government regulations. (See Note 3.)

14.  EMPLOYEE BENEFIT PLAN
--------------------------------------------------------------------------------

The Bank provides basic pension benefits for eligible employees through the Savings Bank's Employees Retirement Associations ("SBERA") Pension Plan. Each employee reaching the age of 21 and having completed at least 1,000 hours of service in a consecutive 12 month period beginning with such employee's date of employment automatically becomes a participant in the pension plan. All participants are fully vested after being credited with 3 years of service or at age 62, if earlier. Net periodic pension expense for the plan years ended October 31, 1997, 1996 and 1995, consisted of the following:


ABINGTON BANCORP, INC.                 38                     1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
  Years Ended October 31,                           1997         1996       1995
--------------------------------------------------------------------------------
(Dollars in thousands)

Service cost benefits earned during the year        $ 247       $ 247       $ 184
Interest cost on projected benefits                   189         180         163
Actual return on plan assets                         (409)       (347)       (326)
Net amortization and deferral                         163         151         176
                                                    -----       -----       -----
                                                    $ 190       $ 231       $ 197
                                                    =====       =====       =====

According to SBERA's actuary, a reconciliation of the funded status of the plan at October 31, 1997 and 1996 is as follows:

----------------------------------------------------------------------------------------
    At October 31,                                                     1997      1996
----------------------------------------------------------------------------------------
(Dollars in thousands)

Plan assets at fair value, primarily bonds, common stock,
 and short-term money market investments                            $ 3,215    $ 2,709
Projected benefit obligation                                         (3,171)    (2,527)
                                                                    -------    -------
(Excess) deficit of projected benefit obligation over plan assets        44        182
Unrecognized net surplus at adoption                                    (86)       (93)
Unrecognized net gain                                                  (398)      (563)
                                                                    -------    -------
Accrued pension liability included on balance sheet                 $  (440)   $  (474)
                                                                    =======    =======

The accumulated benefit obligation (substantially all vested) at October 31, 1997 and 1996 amounted to $1,896,000 and $1,805,000, respectively, which is less than the plan assets at fair value.

For the plan years ended October 31, 1997, 1996 and 1995, actuarial assumptions include an assumed discount rate on benefit obligations of 7.25%, 7.50% and 7.00%, respectively, and an expected long-term rate of return on plan assets of 8.00%. An annual salary increase of 6% was utilized for all years.

The Bank has adopted a management incentive plan (the "Plan") whereby all officers and supervisors are eligible to receive a bonus, proportionate to their respective salary, if the Bank meets or exceeds certain base standards of profitability and net worth levels for its fiscal year. The structure of the Plan is reviewed on an annual basis by the Board of Directors. The incentive bonus expense in 1997, 1996 and 1995 was approximately $310,000, $175,000 and $150,000, respectively.

15.  OTHER NON-INTEREST EXPENSE
--------------------------------------------------------------------------------

Other non-interest expense consisted of the following:

-----------------------------------------------------------------------------------
  Years Ended December 31,                                   1997    1996      1995
-----------------------------------------------------------------------------------
(Dollars in thousands)

Professional services                                      $1,144   $1,252   $  865
Item processing and statement rendering                       368      371      259
Advertising                                                   746      647      598
Deposit insurance                                              67       16      324
Real estate in foreclosure and other real estate owned         86      169      491
Amortization of intangible assets                             387      423      355
Other                                                       1,627    1,513    1,418
                                                           ------   ------   ------
                                                           $4,425   $4,391   $4,310
                                                           ======   ======   ======

Professional services include amounts paid for legal services, audits and regulatory examinations.

16. STOCK OPTION PLAN
--------------------------------------------------------------------------------

The Bank adopted a stock option plan, the 1986 Incentive and Nonqualified Stock Option Plan (the "1986 Stock Option Plan"), in connection with its conversion from mutual to stock form in 1986. On the effective date of the Holding Company Plan, the 1986 Stock Option Plan became the Stock Option Plan of the Company. By its terms, the 1986 Stock Option Plan has expired, and new options may no longer be granted. The Company has adopted the Abington Bancorp, Inc. 1997 Incentive and Nonqualified Stock Option Plan ("the 1997 Stock Option Plan") to replace the 1986 Stock Option Plan.

The 1997 Stock Option Plan authorizes the grant of (i) options to purchase common stock intended to qualify as incentive stock options

ABINGTON BANCORP, INC.                 39                     1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

("Incentive Options") as defined in Section 422 of the Code, and (ii) options that do not so qualify ("Nonqualified Options"). Up to 300,000 shares of common stock (subject to adjustment upon certain changes in the capitalization of the Company) may be issued pursuant to awards granted under the 1997 Stock Option Plan. The 1997 Stock Option Plan is administered by the Company's Compensation Committee (the "Compensation Committee"). The Compensation Committee recommends to the full Board of Directors the individuals to whom awards are granted and determines the terms of each award, subject to the provisions of the 1997 Stock Option Plan. Incentive Options may be granted under the 1997 Stock Option Plan only to officers and other employees of the Company or its subsidiary. Nonqualified Options may be granted under the 1997 Stock Option Plan to officers or other employees of the Company or its subsidiaries, and to members of the Board of Directors and consultants or other persons who render services to the Company.

Each option shall expire on the date specified in the option agreement, which date shall not, in the case of an Incentive Option, extend for more than 10 years from the date of grant (5 years in the case of an optionee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary ("greater-than-ten-percent-stockholder")). The exercise price of each option shall be determined by the Compensation Committee at the time the option is granted, provided, however, that the option price of any Incentive Option granted under the 1997 Stock Option Plan must be at least equal to the fair market value of the common stock on the date of grant (110% of fair market value in the case of a greater-than-ten-percent-stockholder). The aggregate fair market value (determined at the time of grant) of shares issuable pursuant to Incentive Options which first become exercisable by an employee or officer in any calendar year may not exceed one hundred thousand dollars ($100,000). Options are non-transferable except by will or by the laws of descent or distribution and are exercisable, during the optionee's lifetime, only by the optionee.

Options generally may not be exercised (i) after termination of the optionee's employment with the Company or any of its subsidiaries, or directorship with the Company, for cause or by reason of such optionee's voluntary resignation, (ii) 30 days after termination of the optionee's employment with the Company or its subsidiary, or directorship with the Company, without cause or by reason of retirement in accordance with the Company's (or the applicable subsidiary's) retirement policies, (iii) 90 days after termination of the optionee's employment with the Company or its subsidiary, or directorship with the Company, by reason of disability, and (iv) 180 days after termination of the optionee's employment with the Company, its subsidiary, or directorship with the Company, by reason of death. In all cases, however, the Board has the discretion to extend the exercise date. Payment of the exercise price of the shares subject to the option may be made (i) in cash in an amount, or by check, bank draft or postal or express money order payable in an amount, equal to the aggregate exercise price for such shares, (ii) with the consent of the Compensation Committee, in the form of shares of common stock having a fair market value equal to the exercise price of such shares, (iii) with the consent of the Compensation Committee, by reducing the number of option shares otherwise issuable to the optionee upon exercise of the option by a number of shares having a fair market value equal to the aggregate exercise price of such shares,
(iv) with the consent of the Compensation Committee, by delivering such other consideration that is acceptable to the Compensation Committee and that has a fair market value, as determined by the Compensation Committee, equal to the aggregate exercise price of such shares, including any broker-directed cashless exercise/resale procedure adopted by the Compensation Committee, or (v) with the consent of the Compensation Committee, any combination of the foregoing.

At the discretion of the Company, options granted under the 1997 Stock Option Plan may include a so-called "reload" feature pursuant to which an optionee exercising an option by the delivery of a number of shares of common stock would automatically be granted an additional option (with an exercise price equal to the fair market value of the common stock on the date the additional option is granted and with the same expiration date as the original option being exercised, and with such other terms as the Compensation Committee may provide) to purchase that number of shares of common stock equal to the number delivered to exercise the original option.

In the event of a change of control, as defined in the 1997 Stock Option Plan,
(i) the time for exercise of all unexercised and unexpired awards will be automatically accelerated, effective as of the effective time of the change of control (or such earlier date as may be specified by the Board) and (ii) after the effective time of the change of control, all unexercised awards will remain outstanding and will be exercisable in full for shares of common stock or, if applicable, for shares of such securities, cash or property as the holders of shares of common stock received in connection with the change of control.

The per share exercise prices of the options granted by the 1986 and 1997 Option Plan range from $1.50 to $15.50 and equaled the fair market value of the shares on the date the options were granted. Stock Option activity for the years ended December 31, 1997, 1996 and 1995 is as follows:


----------------------------------------------------------------------------------------------------------------------------------
    Years Ended December 31,                       1997                          1996                             1995
----------------------------------------------------------------------------------------------------------------------------------
                                         Number of    Weighted Avg.     Number of   Weighted Avg.       Number of    Weighted Avg.
                                           Options   Exercise Price       Options   Exercise Price        Options   Exercise Price
                                         --------------------------     --------------------------      --------------------------
Outstanding at beginning of year           398,824           $ 4.40       367,824            $3.92        318,924            $3.40
Granted                                     46,500            15.50        50,500             8.50         70,500             6.81
Exercised                                 (15,300)             4.75       (19,000)            5.93       (17,600)             5.17
Canceled                                        -                 -          (500)            8.03        (4,000)             8.03
                                           -------           ------       -------            -----        -------            -----
Outstanding at end of year                 430,024           $ 5.59       398,824            $4.40        367,824            $3.92
                                           =======           ======       =======            =====        =======            =====
Exercisable at end of year                 430,024           $ 5.59       358,324            $4.12        327,324            $3.56
                                           =======           ======       =======            =====        =======            =====
Option price per share                $1.50-$15.50                    $1.50-$8.50                     $1.50-$8.03

Weighted average fair value of
  options granted during the year            $5.09                          $3.35                           $3.00


ABINGTON BANCORP, INC.                 40                     1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In conjunction with the Company's aforementioned Stock Option Plans, the Company adopted a Long Term Performance Incentive Plan to encourage executive management and members of the Board of Directors to build long-term shareholder value. The plan was a 3 year program which provided a mechanism for granting options under the Company's Stock Option Plan. Options to purchase approximately 40,500 to 46,500 shares of common stock for each of the 1994, 1995 and 1996 fiscal years were granted to members of the Board of Directors and certain principal officers. All options granted under this plan are included in the preceding table. The options are granted based on achievement of strategic goals such as acquisitions and asset purchases. The exercise price would be at least equaled to the fair market value of the common stock on the date of grant. The options become exercisable upon a change of control of the Company or after the average market price of the common stock exceeds 120-140% of the exercise price for periods of 5 to 180 days depending on the qualifications set for each issuance. As of December 31, 1997, all previously issued options under this plan were exercisable.

All options granted become fully vested no later than at the end of the ninth year after issuance. The maximum amount of options which can become exercisable in any 1 year is limited to $100,000 based on grant prices except in the event of a change of control, in which case all options become exercisable.

As discussed in Note 1, the Bank applies APB 25 in accounting for its stock-based compensation plans under which no compensation cost has been recognized. Had compensation cost for awards in 1997 and 1996 under the Bank's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Bank's net income and earnings per share would have been as follows:

--------------------------------------------------------------------------------
                                                    1997        1996       1995
--------------------------------------------------------------------------------
(Dollars in thousands, except in share amounts)

Net income:
 As reported                                       $4,378      $3,533     $1,429
 Pro forma                                          4,236       3,428      1,309

Earnings per share:
 As reported -
       Basic                                         1.18         .94        .38
       Diluted                                       1.10         .89        .37

 Pro forma -
       Basic                                         1.14         .91        .35
       Diluted                                       1.07         .86        .33

The initial impact of applying SFAS No. 123 on pro forma net income may not be indicative of future amounts when the method prescribed by SFAS No. 123 will apply to all outstanding awards because compensation expense for options granted prior to January 1, 1995 is not reflected in the pro forma amounts above.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model using the following weighted-average assumptions:

                             1997        1996        1995
------------------------------------------------------------
Expected volatility           21.10%     34.05%      34.05%
Risk-free interest rate        6.17%      5.71%       7.57%
Term of options             7.0 yrs.   9.2 yrs.     9.4yrs.
Expected dividend yield        1.40%      2.35%       2.93%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

17.  EMPLOYEES' STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------

The Company has established an Employees' Stock Ownership Plan ("ESOP") which is being funded by the Company's contributions made in cash (which generally will be invested in common stock) or common stock. Benefits may be paid in shares of common stock or in cash, subject to the employees' right to demand shares.

In November 1993, the Company loaned the ESOP $570,000 to acquire additional shares for participants on the open market. The loan is to be repaid over 7 years with principal and interest (at a rate equal to 85% of the prevailing prime rate) payable quarterly. The loan is secured by the unallocated shares acquired by the ESOP.

The Company's ESOP expense for the years ended December 31, 1997, 1996 and 1995 amounted to $181,000, $81,000 and $82,000, respectively.

In the event that the stock price of the Company fluctuates materially at the point that shares vest with participants from the cost of shares acquired by the ESOP (at prices which range from $5.63 - $6.13 per share) the Company's statement of operations could be adversely (if increasing stock price) or favorably (decreasing stock price) affected. However, in all instances there will be no negative impact on the Company's capital. During 1997, the impact of such price variations increased the Company's ESOP expense by $100,000 in addition to normal amortization expense associated with the participants' earn out of the shares allocated. There was no material impact related to changes in the market price in 1996 and 1995.


ABINGTON BANCORP, INC.                 41                     1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  RESTRICTION ON CASH AND DUE FROM BANKS
--------------------------------------------------------------------------------
At December 31, 1997 and 1996, cash and due from banks included $3,618,000 and $2,203,000, respectively, to satisfy the reserve requirements of the Federal Reserve Bank.

19.  STOCK REPURCHASE PROGRAM
--------------------------------------------------------------------------------
On March 27, 1997, the Company announced that its Board of Directors had authorized the Company to repurchase up to 10% (375,000 shares) of its currently outstanding common stock from time to time at prevailing market prices. The Board delegated to the discretion of the Company's senior management the authority to determine the timing of the repurchase program's commencement, subsequent purchases and the prices at which the repurchases will be made.

As of December 31, 1997, the Company had repurchased 165,000 shares of its common stock under this plan at a total cost of approximately $2,228,000. All of the repurchases were subsequent to March 31, 1997.

On February 24, 1998 the Company's Board of Directors authorized the Company to repurchase up to 347,000 shares of its then outstanding common stock (representing 10% of the then outstanding stock, net of the remaining shares to be repurchased under the previously authorized repurchase program). The Company had repurchased approximately 295,500 shares in total under the March 27, 1997 repurchase program at a cost of approximately $4,896,000.

20.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------
The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value. Fair value estimates which were derived from discounted cash flows or broker quotes cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

CASH, FEDERAL FUNDS SOLD AND SHORT-TERM INVESTMENTS

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES, ASSETS HELD FOR SALE AND MORTGAGE-BACKED INVESTMENTS

For investment securities, assets held for sale (typically loans) and mortgage-backed derivative investments, fair values are based on quoted market prices or dealer quotes.

LOANS

For certain homogeneous categories of loans, such as residential mortgages, home equity and indirect automobile loans, fair value is estimated using the quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics or dealer quotes. The fair value of other types of loans was estimated by discounting anticipated future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

DEPOSIT LIABILITIES

The fair value of non-certificate deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the anticipated future cash payments using the rates currently offered for deposits of similar remaining maturities.

SHORT-TERM AND LONG-TERM BORROWINGS

The fair value of borrowings was determined by discounting the anticipated future cash payments by using the rates currently available to the Company for debt with similar terms and remaining maturities.

COMMITMENTS TO EXTEND CREDIT/SELL LOANS

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of customers. For fixed rate loan commitments and obligations to deliver fixed rate loans, fair value also considers the difference between committed rates and current levels of interest rates.

VALUES NOT DETERMINED

SFAS No. 107 excludes certain financial instruments from its disclosure requirements including, among others, real estate included in banking premises and equipment, the intangible value of the Bank's portfolio of loans serviced (both for itself and for others) and related servicing network and the intangible value inherent in the Bank's deposit relationships (i.e., core deposits). Accordingly, the aggregate fair value amounts presented are not intended to represent the underlying value of the Bank.

The carrying amount and estimated fair values of the Bank's financial instruments at December 31, 1997 and 1996 are represented as follows:

ABINGTON BANCORP, INC.                 42                     1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

---------------------------------------------------------------------------------------------------
  At December 31,                                         1997                         1996
---------------------------------------------------------------------------------------------------
(Dollars in thousands)
                                                Carrying                      Carrying
                                             or Notional          Fair     or Notional        Fair
                                                  Amount         Value          Amount        Value
                                             -------------------------     ------------------------
Financial instrument assets:
 Cash and cash equivalents                      $ 13,475      $ 13,475        $  9,708     $  9,708
 Securities                                      165,052       165,160         155,231      154,017
 Loans, including held for sale, net             330,792       343,984         298,970      304,669
 Mortgage servicing rights                            26            26              56           56

Financial instrument liabilities:

 Deposits                                       $324,934      $327,563        $300,445     $302,149
 Short-term borrowings                            55,910        55,934          63,171       63,194
 Long-term debt                                  110,000       109,241          84,353       83,155

Off-balance sheet financial instruments:

 Commitments to grant loans                     $  8,359      $  8,359        $  6,355     $  6,355
 Commitments to sell loans                         1,415         1,415           2,516        2,516
 Unadvanced funds on home equity
  lines of credit                                 11,230        11,230          10,679       10,679
 Commitments to advance funds under
  construction loan agreements                     2,242         2,242           2,758        2,758
 Unadvanced funds on other lines of
  credit                                           2,166         2,166           1,949        1,949
 Interest rate swap agreement                          -             -          12,964       12,984

ABINGTON BANCORP, INC.                 43                     1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. PARENT COMPANY FINANCIAL STATEMENTS - ABINGTON BANCORP, INC. (PARENT COMPANY ONLY)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
    BALANCE SHEETS                                                                December 31, 1997
----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

Assets:
  Cash and cash equivalents                                                             $ 1,186
  Investment in Bank ASB                                                                 35,765
  Other assets                                                                              216
                                                                                        -------
        Total assets                                                                    $37,167
                                                                                        =======
Liabilities and stockholders' equity:
  Liabilities:
    Accrued expenses and other liabilities                                              $   845
                                                                                        -------
        Total liabilities                                                                   845
                                                                                        -------
Total stockholders' equity                                                               36,322
                                                                                        -------
        Total liabilities and stockholders' equity                                      $37,167
                                                                                        =======

----------------------------------------------------------------------------------------------------------------
    STATEMENTS OF INCOME                                                       Eleven Months December 31, 1997
----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

Operating income:
  Dividends from Bank                                                                    $4,000
  Interest income                                                                            13
                                                                                         ------
        Total operating income                                                            4,013
   Operating expenses                                                                       307
                                                                                         ------
Income before income taxes and equity in undistributed earnings of subsidiaries           3,706
Income tax benefit                                                                          (85)
                                                                                         ------
Income before equity in undistributed earnings of subsidiaries                            3,791
Equity in undistributed earnings of Bank                                                    233
                                                                                         ------
Net Income                                                                               $4,024
                                                                                         ======

----------------------------------------------------------------------------------------------------------------
    Statements of Cash Flows                                                         December 31, 1997
----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

Cash flows from operating activities:
  Net income                                                                            $ 4,024
  Adjustments to reconcile net income to net cash provided by operating activities:
       Equity in undistributed earnings of bank subsidiaries                               (233)
   Other, net                                                                                59
                                                                                        -------
        Net cash provided by operating activities                                         3,850

Cash flows from investing activities:
  Net cash used in investing activities                                                       -

Cash flows from financing activities:
  Proceeds from issuance of treasury and common stock                                        72
  Dividends on common stock                                                                (559)
  Repurchase of common stock                                                             (2,228)
                                                                                        -------
        Net cash used in financing activities                                            (2,715)

  Net increase in cash and cash equivalents                                               1,135
  Cash and cash equivalents at beginning of year                                             51
                                                                                        -------
  Cash and cash equivalents at end of year                                              $ 1,186
                                                                                        =======


ABINGTON BANCORP, INC.                 44                     1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.  QUARTERLY DATA (UNAUDITED)
--------------------------------------------------------------------------------
Operating results on a quarterly basis for the years ended December 31, 1997 and 1996 are as follows:

--------------------------------------------------------------------------------------------------------------------
    Years Ended December 31,                            1997                                    1996
--------------------------------------------------------------------------------------------------------------------
(Dollars and outstanding shares in thousands, except per share data)

                                        Fourth     Third    Second     First    Fourth     Third    Second     First
                                       Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
                                       -------------------------------------   -------------------------------------

Interest and dividend income            $9,312    $9,140    $9,028    $8,817    $8,833    $8,684    $8,471    $8,344
Interest expense                         5,251     5,069     5,007     4,764     4,916     4,928     4,856     4,817
                                        ------    ------    ------    ------    ------    ------    ------    ------
Net interest income                      4,061     4,071     4,021     4,053     3,917     3,756     3,615     3,527

Provision for possible loan losses         157       158       157       158       120       120       120       120
                                        ------    ------    ------    ------    ------    ------    ------    ------
Net interest income, after provision
 for possible loan losses                3,904     3,913     3,864     3,895     3,797     3,636     3,495     3,407
Non-interest income                      1,436     1,212     1,201     1,137       984     1,062     1,057     1,074
Non-interest expenses                    3,621     3,307     3,286     3,291     3,272     3,228     3,212     3,128
                                        ------    ------    ------    ------    ------    ------    ------    ------
Income before income taxes               1,719     1,818     1,779     1,741     1,509     1,470     1,340     1,353

Provision for income taxes                 616       691       683       689       576       550       494       519
                                        ------    ------    ------    ------    ------    ------    ------    ------
Net income                              $1,103    $1,127    $1,096    $1,052    $  933    $  920    $  846    $  834
                                        ======    ======    ======    ======    ======    ======    ======    ======
Basic earnings per share                $  .30    $  .31    $  .29    $  .28    $  .25    $  .24    $  .22    $  .22
                                        ======    ======    ======    ======    ======    ======    ======    ======

Diluted earnings per share              $  .28    $  .29    $  .28    $  .26    $  .23    $  .23    $  .21    $  .21
                                        ======    ======    ======    ======    ======    ======    ======    ======

Weighted average common
   shares outstanding                    3,654     3,686     3,738     3,788     3,786     3,774     3,770     3,768
                                        ======    ======    ======    ======    ======    ======    ======    ======

Weighted average common
   shares and share equivalents
   outstanding                           3,933     3,946     3,974     4,014     3,996     3,958     3,946     3,954
                                        ======    ======    ======    ======    ======    ======    ======    ======

ABINGTON BANCORP, INC.                 45                     1997 ANNUAL REPORT

STOCKHOLDER INFORMATION

STOCK MARKET DATA

The common stock of the Company is currently listed on the NASDAQ National Market System (NMS) under the symbol "ABBK." The table below sets forth the range of high and low sales prices for the stock for the quarters indicated. Market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Transactions through January 31, 1997 are for the common stock of the Bank. Transactions on and after that date are for the common stock of the Company.

----------------------------------------------------------------------------------
                                   Price High           Low     Dividends Declared
----------------------------------------------------------------------------------

1998
1st quarter (through March 6, 1998)        22             19            $  -

1997
4th quarter                            23 1/2         15 5/8            $.05
3rd quarter                                17         12 3/4            $.05
2nd quarter                                13         10 1/4            $.05
1st quarter                            11 5/8          9 1/2            $.05

1996
4th quarter                            10 7/8         8 7/16            $.05
3rd quarter                                9           7 3/4            $.05
2nd quarter                             8 1/8          7 1/4            $.05
1st quarter                             8 7/8        7 23/32            $.05

1995
4th quarter                             9 1/2          7 3/4            $.05
3rd quarter                             8 1/2          6 3/4            $.05
2nd quarter                            7 9/16          6 1/4            $.05
1st quarter                             7 1/2              6            $.05

As of March 6, 1998, the Company had approximately 801 stockholders of record who held 3,565,800 outstanding shares of the Company's common stock. The number of stockholders indicated does not reflect the number of persons or entities who hold their common stock in nominee or "street" name through various brokerage firms. If all such persons are included, the Company believes there are approximately 1,100 beneficial owners of common stock.

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1997 as filed with the Securities Exchange Commission, is available to stockholders without charge upon written request to:

Investor Relations
Abington Bancorp, Inc.
536 Washington Street
Abington, MA  02351

INQUIRIES
Robert M. Lallo
Senior Vice President and Treasurer
Abington Bancorp, Inc.

ABINGTON BANCORP, INC.                 46                     1997 ANNUAL REPORT

                           BANK DIRECTORS & OFFICERS
--------------------------------------------------------------------------------

DIRECTORS                           BANK OFFICERS

JAMES P. MCDONOUGH 1                JAMES P. MCDONOUGH 3
President and CEO                   President and CEO
Abington Bancorp, Inc.
President and CEO                   EDWARD J. MERRITT
Abington Savings Bank               Executive Vice President - Operations

ROBERT J. ARMSTRONG                 MARIO A. BERLINGHIERI
President and General Manager       Senior Vice President - Business Banking
Armstrong Construction Corp.
                                    ROBERT M. LALLO 3
BRUCE G. ATWOOD 1                   Senior Vice President - Treasurer & CFO
Vice President Operations
Hyer Industries, Inc.               DONNA L. THAXTER
                                    Senior Vice President - Consumer Banking
WILLIAM F. BORHEK 2
President                           DAVID J. AMES
William F. Borhek Associates        Vice President - Business Banking

RALPH B. CARVER, JR.                PAUL D. AMATO
President and Treasurer             Assistant Vice President - Controller
Den-Lea Rental, Inc.
                                    MARY E. BOOTHBY
JOEL S. GELLER 1                    Credit Officer
Owner-Manager and Director
Abington Liquors Corp.              RUTH E. COOK
                                    Human Resources Officer
RODNEY HENRIKSON 2
Treasurer and Director              ELAINE CROSSLAND
Henrikson Realty Corp.              Branch Officer

A. STANLEY LITTLEFIELD 1            STEPHANIE DUNN
Attorney                            Vice President - Management Information Systems
Private Practice
                                    IDA C. FRAZIER
JAY TIMOTHY NOONAN 2                Vice President - Compliance
Manager
J. P. Noonan Trans., Inc.           MARY E. HAGEN
                                    Assistant Vice President - Branch Administration
GORDON N. SANDERSON
Retired                             JULIE JENKINS
                                    Vice President - Loan Operations
JAMES J. SLATTERY 1
President                           BETH LAPPEN
J. H. Slattery Insurance            Assistant Vice President - Business Banking
Agency, Inc.
                                    WILLIAM D. LEWIS
WAYNE P. SMITH                      Vice President - Business Banking
Treasurer and Director
Suburban Enterprises, Inc.          STEPHEN K. LUCITT
                                    Vice President - Business Banking
1: Member of Executive Committee
2: Member of Audit Committee        BARBARA M. MANNING 3
                                    Clerk of the Bank

                                    DAVID J. MCCARTHY
                                    Assistant Vice President

                                    DEBORAH J. MINIER
                                    Vice President - Loan Origination/Underwriting

                                    LEWIS J. PARAGONA
                                    Vice President - Human Resources

                                    RAYMOND J. QUIGLEY
                                    Assistant Vice President

                                    EVELYNE A. RICO
                                    Branch Officer

                                    DIANNE ROWAN MCBRIDE
                                    Assistant Vice President

                                    CAROL M. SHARPLESS
                                    Assistant Vice President

                                    3: Officer of Bancorp


ABINGTON BANCORP, INC.                 47                     1997 ANNUAL REPORT

                        [CORPORATE INFORMATION PICTURE]

CORPORATE INFORMATION
---------------------

Corporate Office
Abington Bancorp, Inc.
536 Washington Street
Abington, MA  02351
(781) 982-3200

Independent Public Accountants
Arthur Andersen LLP
225 Franklin Street
Boston, MA  02110
(617) 330-4000

Legal Counsel
Foley, Hoag & Eliot LLP
One Post Office Square
Boston, MA  02109
(617) 832-1000

Transfer Agent and Registrar
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ  07016-3572
(800) 368-2548 x7760

BANK OFFICES

ABINGTON
533 Washington Street
Abington, MA  02351

COHASSET
Shaw's Supermarket
Route 3A
Cohasset, MA  02025

HALIFAX
319 Monponsett Street
Halifax, MA  02338

HOLBROOK
778 South Franklin Street
Holbrook, MA  02343

HULL
523 Nantasket Avenue
Hull, MA  02045

KINGSTON
157 Summer Street
Kingston, MA  02364

PEMBROKE
175 Center Street
Pembroke, MA  02359

WHITMAN
584 Washington Street
Whitman, MA  02382

ADMINISTRATIVE OFFICES
538 Bedford Street
Abington, MA  02351

[APPLE LOGO]

(C) 1998 Abington Bancorp, Inc.                         Design by Red Leaf, Inc.

                                     APPENDIX B

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                    ----------------------------------------

                                    FORM 10-Q

               QUARTERLY REPORT UNDER SECTION 13 OF THE SECURITIES
              EXCHANGE ACT OF 1934 for Quarter Ended March 31, 1998

                    ----------------------------------------


                         Commission File Number 0-16018


                             ABINGTON BANCORP, INC.
             (Exact name of Registrant as specified in its charter)


   Massachusetts                                             04-3334127
---------------------------------                    ---------------------------
(State or Other Jurisdiction                         (I.R.S. Identification No.)
of Incorporation or Organization)


536 Washington Street, Abington, Massachusetts                          02351
-----------------------------------------------                         -----
(Address of principal executive offices)                              (Zip Code)


Registrant's telephone number, including area code                (617) 982-3200
                                                                   -------------


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No
                      ---   ---

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date: 3,569,900 shares as of May 5, 1998.

Certain statements in this Form 10-Q constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Further, any statements contained in this Form 10-Q that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "expect," "anticipate," "plan," "believe," "seek," "estimate," "internal" and similar words are intended to identify expressions that may be forward-looking statements. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those contemplated by such statements. For example, actual results may be adversely affected by the following possibilities: (1) competitive pressure among depository institutions may increase; (2) changes in interest rates may reduce banking interest margins; (3) general economic conditions and real estate values may be less favorable than contemplated; (4) adverse legislation or regulatory requirements may be adopted; and (5) the impact of the Year 2000 issue may be more significant than currently anticipated. Many of such factors are beyond the Company's ability to control or predict. Readers of this Form 10-Q are accordingly cautioned not to place undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly any of the forward-looking statements herein, whether in response to new information, future events or otherwise.

                             ABINGTON BANCORP, INC.
                                    FORM 10-Q

                                    INDEX
                                                                          Page

Part I    Financial Information

Item 1.     Financial Statements

            Consolidated Balance Sheets as of March 31, 1998
            (Unaudited) and December 31, 1997............................  4

            Consolidated Statements of Operations (Unaudited)
            for the Three Months Ended March 31, 1998 and 1997...........  5

            Consolidated Statements of Changes in Stockholders'
            Equity (Unaudited) for the Three Months Ended
            March 31, 1998 and 1997......................................  6

            Consolidated Statements of Cash Flows (Unaudited)
            for the Three Months Ended March 31, 1998 and 1997...........  7

            Notes to Unaudited Consolidated Financial Statements.........  9

Item 2.     Management's Discussion and Analysis of Consolidated
            Financial Condition and Results of Operations................ 13

Item 3.     Quantitative and Qualitative Disclosures about Market Risk... 26

Part II   Other Information

Item 1.     Legal Proceedings ........................................... 27

Item 2.     Change in Securities ........................................ 27

Item 3.     Defaults upon Senior Securities.............................. 27

Item 4.     Submission of Matters to a Vote of Security Holders.......... 27

Item 5.     Other Information............................................ 27

Item 6.     Exhibits and Reports on Form 8-K............................. 27

Signature Page........................................................... 31

Index to Exhibits........................................................ 32

                             ABINGTON BANCORP, INC.

                           CONSOLIDATED BALANCE SHEETS



                                                                     (Unaudited)
                                                                       March 31,         December 31,
                                                                          1998               1997
                                                                      ----------          -----------
                                                                              (In Thousands)
         ASSETS

         Cash and due from banks.....................                 $   10,185          $   13,312
         Short-term investments......................                        181                 163
                                                                        --------           ---------

           Total cash and cash equivalents...........                     10,366              13,475
                                                                        --------           ---------

         Loans held for sale.........................                      1,131               1,332
         Securities:
           Mortgage-backed investments - held for
             investment - market value of $ 63,894
             in 1998 and $ 64,129 in 1997............                     63,602              64,021
           Securities available for sale - at
             market value............................                    107,648             101,031
         Loans.......................................                    342,719             331,740
           Less:
             Allowance for possible loan losses......                     (2,470)             (2,280)
                                                                        --------           ---------

             Loans, net..............................                    340,249             329,460
                                                                        --------           ---------

         Federal Home Loan Bank stock................                      8,793               8,151
         Banking premises and equipment, net.........                      7,143               6,294
         Other real estate owned, net................                        265                 265
         Intangible assets...........................                      3,166               3,284
         Other assets................................                      7,475               4,673
                                                                        --------           ---------
                                                                      $  549,838           $ 531,986
                                                                      ==========           =========
         LIABILITIES AND STOCKHOLDERS' EQUITY

         Deposits....................................                 $  333,210           $ 324,934
         Short-term borrowings.......................                     40,760              55,910
         Long-term debt..............................                    135,500             110,000
         Accrued taxes and expenses..................                      3,620               3,337
         Other liabilities...........................                      2,164               1,484
                                                                        --------           ---------
             Total liabilities.......................                    515,254             495,665
                                                                      ----------           ---------

         Commitments and contingencies

         Stockholders' equity:
           Serial preferred stock, $.10 par value,
             3,000,000 shares authorized; none issued.                        -                   -
           Common stock, $.10 par value 12,000,000
             shares authorized; 4,747,000 and 4,676,000
             shares issued in 1998 and 1997, respectively                    475                 468
           Additional paid-in capital................                     21,367              21,094
           Retained earnings.........................                     20,458              19,858
                                                                        --------           ---------
                                                                          42,300              41,420
           Treasury stock - 1,183,000 and 1,039,000 shares
           for 1998 and 1997, respectively, at cost..                     (8,884)             (5,931)
           Unearned compensation - ESOP..............                       (210)               (231)
           Other accumulated comprehensive income -
           Net unrealized gain on available for
             sale securities, net of taxes...........                      1,378               1,063
                                                                        --------             --------
             Total stockholders' equity..............                     34,584              36,321
                                                                        --------           ---------
                                                                      $  549,838           $ 531,986
                                                                        ========           =========

         See accompanying notes to unaudited consolidated financial statements.

                             ABINGTON BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                   (Unaudited)



                                                                Three Months Ended
                                                                     March 31,
                                                       ------------------------------------
                                                              1998             1997
                                                          ----------       -----------
                                                       (In thousands, except per share data)
Interest and dividend income:
  Interest and fees on loans .......................       $    6,508       $    6,039
  Interest on mortgage-backed investments ..........            2,098            2,230
  Interest on bonds and obligations ................              594              393
  Dividend income ..................................              150              147
  Interest on short-term investments ...............               32                8
                                                           ----------       ----------
    Total interest and dividend income .............            9,382            8,817
                                                           ----------       ----------
Interest expense:
 Interest on deposits ..............................            2,841            2,680
 Interest on short-term borrowings .................              604              817
 Interest on long-term debt ........................            1,902            1,267
                                                           ----------       ----------

    Total interest expense .........................            5,347            4,764
                                                           ----------       ----------

Net interest income ................................            4,035            4,053
Provision for possible loan losses .................              190              158
                                                           ----------       ----------
Net interest income, after provision for
  Possible loan losses .............................            3,845            3,895
                                                           ----------       ----------
Non-interest income:
  Loan servicing fees ..............................              115              143
  Other customer service fees ......................              861              680
  Gain on sales of securities, net .................              365              110
  Gain on sales of mortgage loans, net .............               68               81
  Gain on sales and write-down of
  other real estate owned,  net ....................             --                 16
Other ..............................................               84              107
                                                           ----------       ----------
    Total non-interest income ......................            1,493            1,137
                                                           ----------       ----------
Non-interest expense:
  Salaries and employee benefits ...................            1,753            1,620
  Occupancy and equipment expenses .................              676              580
  Other non-interest expense .......................            1,176            1,091
                                                           ----------       ----------
    Total non-interest expense .....................            3,605            3,291
                                                           ----------       ----------
Income before provision for income
         taxes .....................................            1,733            1,741
Provision for income taxes .........................              597              689
                                                           ----------       ----------
    Net income .....................................       $    1,136       $    1,052
                                                           ==========       ==========
Earnings per share
    Basic -
       Net income per share ........................       $      .32       $      .28
                                                           ==========       ==========
       Weighted average common shares ..............        3,586,000        3,788,000
                                                           ==========       ==========
  Diluted -
     Net income per share ..........................       $      .30       $      .26
                                                           ==========       ==========
Weighted average common shares and share equivalents        3,852,000        4,014,000
                                                           ==========       ==========

Dividends per share ................................       $      .15       $     .05
                                                           ==========       ==========


See accompanying notes to unaudited consolidated financial statements

                             ABINGTON BANCORP, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                   (Unaudited)

                                                                                                     Net
                                                                                                  Unrealized
                                                                                                     Gain
                                                                                                  (Loss) on
                                                     Additional                                   Available   Unearned
                                        Common         Paid-In      Retained       Treasury        for Sale   Compensa-
                                        Stock          Capital      Earnings         Stock        Securities  tion-ESOP     Total

----------------------------------------------------------------------------------------------------------------------------------

                                                                                        (In thousands)

Balance at December 31, 1997 .........    $468       $ 21,094      $ 19,858        $(5,931)       $ 1,063        $(231)   $ 36,321
Net income ...........................     --            --           1,136           --             --           --         1,136
Decrease in unearned compen-
  sation - ESOP ......................     --            --            --             --             --             21          21
Increase in unrealized gain  on
  available for sale securities,
  net of taxes .......................     --            --            --             --              315         --           315
Issuance of stock ....................       7            273          --             --             --           --           280
Repurchase of stock ..................     --            --            --           (2,953)          --           --        (2,953)
Dividends declared ($.15 per share) ..     --            --            (536)          --             --           --          (536)
                                          ----       --------      --------        -------        -------        -----    --------
Balance at March 31, 1998 ............    $475       $ 21,367      $ 20,458        $(8,884)       $ 1,378        $(210)   $ 34,584
                                          ====       ========      ========        =======        =======        =====    ========



Balance at December 31, 1996 .........    $233       $ 20,923      $ 16,455        $(3,703)       $ ( 50)        $(312)   $ 33,546

Net income ...........................     --            --           1,052           --             --           --         1,052
Decrease in unearned compen-
  sation - ESOP ......................     --            --            --             --             --             20          20
Issuance of stock ....................     --               8          --             --             --           --             8
Increase in unrealized loss on
  available for sale securities,
  net of taxes .......................     --            --            --             --             (602)        --          (602)
Dividends declared ($.05 per share) ..     --            --            (189)          --             --           --          (189)
                                          ----       --------      --------        -------        -------        -----    --------
Balance at March 31, 1997 ............    $233       $ 20,931      $ 17,318        $(3,703)       $  (652)       $(292)   $ 33,835
                                          ====       ========      ========        =======        =======        =====    ========

See accompanying notes to unaudited consolidated financial statements.

                             ABINGTON BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)



                                                             Three Months Ended
                                                                    March 31,

                                                             1998             1997
                                                             ----             ----
                                                                (In thousands)
Cash flows from operating activities:
 Net income ............................................  $  1,136        $  1,052

 Adjustments to reconcile net income to net cash provided (used) by operating activities:

     Provision for loan losses .........................       190             158
(Gain) loss on sales and write-down of
       other real estate owned, net ....................      --               (16)
     Amortization, accretion and depreciation,
       net .............................................       545             447
Gain on sales of securities, net .......................      (365)           (110)
Loans originated for sale in the
    secondary market ...................................    (7,308)         (3,672)
   Proceeds from sales of loans ........................     7,509           6,608
   Gain on sales of mortgage loans, net ................       (68)            (81)
   Other, net ..........................................    (2,419)           (106)
                                                          --------        --------
Net cash provided (used) by operating
     activities ........................................      (780)       $  4,280
                                                          --------        --------

Cash flows from investing activities:
Purchase of held for investment
     securities ........................................    (1,982)           --
 Proceeds from principal payments received
     on held for investment securities .................     2,363           1,443
 Proceeds from sales of available for sale
  securities ...........................................     7,045           7,836
 Proceeds from principal payments on
  available for sale securities ........................    12,995           2,892
 Purchase of available for sale securities .............   (25,762)        (15,449)
 Loans originated/purchased, net .......................   (10,911)         (4,180)
 Proceeds from sales of loans held in portfolio ........      --              --
 Purchases of FHLB stock ...............................      (642)           --


See accompanying notes to unaudited consolidated financial statements

                             ABINGTON BANCORP, INC.

                                     (Unaudited)
                                                               Three Months Ended
                                                                    March 31,

                                                              1998           1997
                                                              ----           ----
                                                                 (In thousands)
 Purchase of banking premises and equipment
  and improvements to other real estate
  owned ............................................       $ (1,177)       $   (174)
 Proceeds from sales of other real estate
  owned ............................................           --               121
                                                           --------        --------
 Net cash provided (used) by investing
  activities .......................................        (18,071)         (7,511)

Cash flows from financing activities:
 Net increase in deposits ..........................          8,276           5,229
 Net increase (decrease) in borrowings with original
  maturities of three months or less ...............        (20,150)         (5,221)
 Proceeds from short-term borrowings with
  maturities in excess of three months .............         10,000            --
  Principal payments on short-term borrow-
  ings with maturities in excess of
  three months .....................................         (5,000)         (7,000)
 Proceeds from issuance of long-term debt ..........         30,000          18,000
 Principal payments on long term debt ..............         (4,500)         (5,467)
 Proceeds from exercise of stock options ...........            256               8
Purchase of treasury stock .........................         (2,953)           --
Cash paid for dividends ............................           (187)           (189)
                                                           --------        --------
  Net cash provided from financing
   activities ......................................         15,742           5,360
                                                           --------        --------
Net increase (decrease)in cash and cash
  equivalents ......................................         (3,109)          2,129
Cash and cash equivalents at beginning of
  period ...........................................         13,475        $  9,708
                                                           --------        --------
Cash and cash equivalents at end of period .........       $ 10,366        $ 11,837
                                                           ========        ========
Supplemental cash flow information:
   Interest paid on deposits .......................       $  2,833        $  2,680
   Interest paid on borrowed funds .................          2,491           2,074
   Income taxes paid ...............................            355           1,011
   Transfers to other real estate owned,
    net ............................................           --              --

See accompanying notes to unaudited consolidated financial statements.

                             ABINGTON BANCORP, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1998





A)       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Abington Bancorp, Inc. (the "Company") is a one-bank holding company which owns all of the outstanding capital stock of Abington Savings Bank ("the Bank"). Abington Bancorp, Inc., was reestablished as the Bank's holding company on January 31, 1997. Previously, the Company's predecessor, also known as Abington Bancorp, Inc., had served as the Bank's holding company from February 1988 until its dissolution in December 1992. The Company's primary business is serving as the holding company of the Bank.

         The accompanying consolidated financial statements as of March 31, 1998 and for the three months periods ended March 31, 1998 and 1997 have been prepared by the Company without audit, and reflect all adjustments (consisting of normal recurring adjustments) which, in the opinion of management, are necessary to reflect a fair statement of the results of the interim periods presented. On January 31, 1997, in connection with the holding company formation, each share of the Bank's common stock previously outstanding was converted automatically into one share of common stock of the Company, and the Bank became a wholly-owned subsidiary of the Company. This reorganization had no impact on the consolidated financial statements. Certain information and footnote disclosures normally included in the annual consolidated financial statements which are prepared in accordance with generally accepted accounting principles have been condensed or omitted. Accordingly, the Company believes that although the disclosures are adequate to make the information presented not misleading, these consolidated financial statements should be read in conjunction with the footnotes contained in the Bank's consolidated financial statements as of and for the year ended December 31, 1997, which are included in the Company's Annual Report to Stockholders. Interim results are not necessarily indicative of results to be expected for the entire year.

         The consolidated financial statements include the accounts of Abington Bancorp, Inc. and its wholly-owned subsidiary, Abington Savings Bank. Abington Savings Bank also includes its wholly-owned subsidiaries, Holt Park Place Development Corporation and Norroway Pond Development Corporation each typically owning properties being marketed for sale, ABBK Corporation, which invested in real estate limited partnerships and was dissolved in January 1997, and Abington Securities Corporation, which invests primarily in obligations of the United States Government and its agencies and equity securities. All significant intercompany balances and transactions have been eliminated in consolidation.

                             ABINGTON BANCORP, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                 March 31, 1998
                                   (continued)





B)     DIVIDEND DECLARATION

       The Board of Directors of Abington Bancorp., Inc. declared a cash dividend of $.05 per share and a special cash dividend of $.10 per share to holders of its common stock in March 1998. These dividends were payable on April 23, 1998 to stockholders of record as of the close of business on April 9, 1998.

                             ABINGTON BANCORP, INC.
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           March 31, 1998 (continued)




C)       Stock Repurchase Program

On March 27, 1997, the Company announced that its Board of Directors had authorized the Company to repurchase up to 10% (375,000 shares) of its currently outstanding Common stock from time to time at prevailing market prices. Additionally, on February 24, 1998, the Company announced that its Board of Directors had authorized to purchase an additional 10% (347,000) of its outstanding Common stock, as adjusted for amounts remaining to be repurchased as under the March 1997 plan. The Board delegated to the discretion of the Company's senior management the authority to determine the timing of the repurchase program's commencement, subsequent purchases and the prices at which the repurchases will be made.

As of May 5, 1998, the Company had repurchased 309,000 shares of its common stock under these plans at a total cost of approximately $5,181,000. All of the repurchases were subsequent to March 31, 1997.

D)       Comprehensive Income

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Components of comprehensive income are net income and all other non-owner changes in equity. This statement requires that an enterprise (a) classified items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separate from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement will be effective for the Company's financial statements, issued for the fiscal year ending December 31, 1998. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

Below is comprehensive income of the Company reported in accordance with SFAS No. 130 (dollars in 000's):

                                                    For the Three
                                                    Months Ended

                                      March 31, 1998            March 31, 1997
                                      --------------            --------------

Net income as reported                   $1,136                     $ 1,052
Unrealized gains/(losses) on
  securities, net of tax effects .          461                        (646)
  Less:  Reclassification
    Adjustment for securities
     gains included in net effects
    income, net of tax                      146                          44
                                         ------                     -------
                                         $1,451                     $   450
                                         ======                     =======

                             ABINGTON BANCORP, INC.
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           March 31, 1998 (continued)




E)       Earnings Per Share Calculation

  The Company computes earnings per share in accordance with SFAS No. 128. This Statement supersedes APB No. 15 regarding the presentation of earnings per share ("EPS") on the face of the income statement. SFAS No. 128 replaced the presentation of Primary EPS with a Basic EPS calculation that excludes the dilutive effect of common stock equivalents. The Statement requires a dual presentation of Basic and Diluted EPS, which is computed similarly to Fully Diluted EPS pursuant to APB No. 15, for all entities with complex capital structures. This Statement was effective for fiscal years ending after December 15, 1997 and requires restatement of all prior period EPS data presented, including quarterly information. The Company's common stock equivalents consist primarily of dilutive outstanding stock options computed under the treasury stock method. Basic and Diluted EPS computations for the three months ended March 31, 1998 and 1997 are as follows:

                                                            1998                          1997
                                                            ----                          ----

                                               (Dollars in thousands, except share and per share amounts)
Basic earnings per share computation:
  Numerator:
       Net income .....................                  $    1,136                      $    1,052
  Denominator:
       Average shares outstanding .....                   3,586,000                       3,788,000
   Basic earnings per share ...........                         .32                             .28

Diluted earnings per share computation:
   Numerator:
       Net income .....................                       1,136                           1,052
   Denominator:
       Average shares outstanding .....                   3,586,000                       3,788,000
       Dilutive stock options .........                     266,000                         226,000
                                                         ----------                      ----------
   Average diluted shares outstanding .                   3,852,000                       4,014,000
                                                         ----------                      ----------
Diluted earnings per share ............                         .30                             .26

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS




GENERAL

The Company's results of operations depend primarily on its net interest income after provision for possible loan losses, its revenue from other banking services and non-interest expenses. The Company's net interest income depends upon the net interest rate spread between the yield on the Company's loan and investment portfolios and the cost of funds, consisting primarily of interest expense on deposits and Federal Home Loan Bank advances. The interest rate spread is affected by the match between the maturities or repricing intervals of the Company's assets and liabilities, the mix and composition of interest sensitive assets and liabilities, economic factors influencing general interest rates, loan demand and savings flows, as well as the effect of competition for deposits and loans. The Company's net interest income is also affected by the performance of its loan portfolio, amortization or accretion of premiums or discounts on purchased loans and mortgage - backed securities, and the level of non-earning assets. Revenues from loan fees and other banking services depend upon the volume of new transactions and the market level of prices for competitive products and services. Non-interest expenses depend upon the efficiency of the Company's internal operations and general market and economic conditions.

NET INTEREST INCOME

Net interest income is affected by the mix and volume of assets and liabilities, the movement and level of interest rates, and interest spread, which is the difference between the average yield received on earning assets and the average rate paid on deposits and borrowings. The Company's net interest rate spread was 3.06% for the quarter ended March 31, 1998 and 3.36% for the quarter ended March 31, 1997. The first quarter results of 1998 includes approximately $250,000 of accelerated premium amortization related to purchased loan portfolios which had unusually high customer prepayment activity during the three months ended March 31, 1998. This reflects the lower long term interest rates which have existed through the latter portion of 1997 and through the first quarter of 1998 which has caused generally lower yields on newly originated or purchased loans and investment securities. Excluding these yield adjustments, the resulting net interest rate spread would have been approximately 3.26%.

The level of nonaccrual (impaired) loans and other real estate owned also has an impact on net interest income. At March 31, 1998, the Company had $475,000 in nonaccrual loans, and $265,000 in other real estate owned, compared to $622,000 in nonaccrual loans and $265,000 in other real estate owned as of December 31, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The table below presents the components of interest income and expense for the major categories of assets and liabilities for the periods indicated.

                                                 Three Months Ended
                                                      March 31
                                                 1998        1997
                                                ------      ------
Interest and dividend income:
 Interest and fees on loans ............       $6,508       $6,039
 Interest on mortgage-backed investments        2,098        2,230
 Interest on bonds and obligations .....          594          393
 Dividend income .......................          150          147
 Interest on short-term investments ....           32            8
                                               ------       ------
  Total interest and dividend income ...       $9,382        9,382
                                               ------       ------

Interest expense:
 Interest on deposits ..................        2,841        2,680
 Interest on short-term borrowings .....          604          817
 Interest on long-term debt ............        1,902        1,267
                                               ------       ------
  Total interest expense ...............        5,347        4,764
                                               ------       ------
Net interest income ....................       $4,035       $4,053
                                               ======       ======

A breakdown of the components of the Company's net interest-rate spread is as follows:


                                                 Three Months Ended
                                                      March 31
                                                 1998        1997
                                                ------      ------
Weighted average yield earned on:
   Loans ................................       7.81%       8.10%
   Mortgage-backed investments ..........       6.63        6.88
   Bonds and obligations ................       6.98        7.32
   Marketable and other equity securities       4.68        4.92
   Short-term investments ...............       5.69        2.55

Weighted average yield earned on
   interest-earning assets ..............       7.37        7.62

Weighted average rate paid on:
   NOW and non-interest NOW deposits ....        .81         .86
     Savings deposits ...................       2.24        2.29
     Time deposits ......................       5.60        5.66
     Total deposits .....................       3.49        3.58
     Short-term borrowings ..............       5.48        5.38
     Long-term debt .....................       6.01        5.84

   Weighted average rate paid on
   interest-bearing liabilities .........       4.31        4.26

Net interest-rate spread ................       3.06        3.36%

RATE/VOLUME ANALYSIS

The following tables present, for the periods indicated, the change in interest income and the change in interest expense attributable to the change in interest rates and the change in the volume of earning assets and interest-bearing liabilities. The change attributable to both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

                                           Three Months Ended March 31
                                       -------------------------------------
                                                 1998   vs.   1997
                                                Increase (decrease)
                                       -------------------------------------
                                                     Due to
                                       -------------------------------------
                                        Volume           Rate        Total
                                       -------------------------------------
                                                  (In thousands)
Interest and dividend income:

  Loans .........................       $ 1,688        $(1,219)       $ 469
  Mortgage-backed investments ...           (53)           (79)        (132)
  Bonds and obligations .........           321           (120)         201
  Equity securities .............            36            (33)           3
  Short-term investments ........             9             15           24
                                        -------        -------        -----

      Total interest and dividend
       income ...................         2,001         (1,436)         565
                                        -------        -------        -----
Interest expense:
  NOW deposits ..................            59            (41)          18
  Savings deposits ..............            37            (42)          (5)
  Time deposits .................           286           (138)         148
  Short-term borrowings .........          (319)           106         (213)
  Long-term debt ................           596             39          635
                                        -------        -------        -----

      Total interest expense ....           659             77          583
                                        -------        -------        -----

Net interest income .............       $ 1,342         (1,359)       $ (18)
                                        =======        =======        =====

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

GENERAL. Net income for the quarter ended March 31, 1998 was $1,136,000 or $.30 per diluted share compared to a net income of $1,052,000 or $.26 per diluted share in the corresponding period of 1997, a net increase of $84,000 or 8.0%. The overall improvement in net income was mainly attributable to increases in customer service fees and gains on sales of securities.

INTEREST AND DIVIDEND INCOME. Interest and dividend income increased $565,000 or 6.4% during the three month period ended March 31, 1998 as compared to the same period in 1997. The increase was attributable to increases in earning assets, particularly loans, offset in part by reductions in the yield earned on those assets. The balance of average earning assets for the three month period ended March 31, 1998 was approximately $509,084,000 as compared to $462,640,000 for the same period in 1997, an overall increase of $46,444,000 or 10.0%. The increase in earning assets was generally due to increases in average loan balances which were $333,375,000 for the three months ended March 31, 1998, as compared to $298,254,000 for the same period in 1997, an increase of $35,121,000 or 11.8%. This increase was generally caused by larger volumes of commercial loan originations in 1997 and into 1998 as well as higher residential loan balances which were the result of the steady volume of loan originations and purchases in this area throughout 1997 and into 1998. See "Liquidity and Capital Resources" and "Asset-Liability Management" for further discussion of the Company's investment strategies.

The average yield earned on loans decreased for the first quarter of 1998 as compared to 1997 primarily due to the effect of higher prepayments on higher yielding residential loans and lower rates earned on newer originations on purchases over the past six months. Additionally, loan yields were negatively affected by yield adjustments on loan pools which had been acquired at a premium purchase price, which were the result of unusually heavy prepayment activity on those pools associated with the favorable refinancing market. The yield on loans for the three-months ended March 31, 1998 was 7.81% as compared to 8.10% for the same period in 1997. Management estimates that excluding the unusual prepayment adjustments during the first quarter of 1998, the yield on loans would have been approximately 8.11% or $250,000 higher than reported. Given the current relatively low long term interest rates and relatively strong economy similar yield adjustments could occur in the future. Yields on loans were positively affected by growth in the Company's commercial loan portfolio which has grown to approximately $53,800,000 at March 31, 1998 from $38,400,000 at March 31, 1997, an increase of $15,400,000 or 40%. Commercial loans typically carry a higher yield than residential mortgages.

Average balances of mortgage-backed investments and investment securities were $126,587,000 and $34,051,000, respectively, for the three months ended March 31, 1998 as compared to $129,699,000 and $21,486,000, respectively, for the corresponding period in 1997. These balances, when combined increased by approximately $9,453,000 or 6.3%. The yield on mortgage-backed investments and investment securities decreased to 6.63% and 6.98%, respectively, in the first quarter of 1998 as compared to 6.88% and 7.32%, respectively, in the same period in 1997. The declines in these yields reflects the lower interest rate environment for investment opportunities since mid-1997 as well as the effects of increased prepayments on the Company's higher yielding securities in the mortgage-backed investment portfolio, the proceeds of which were invested at lower rates.

INTEREST EXPENSE. Interest expense for the quarter ended March 31, 1998 increased $583,000 or 12.2% compared to the same period in 1997, generally due to increases in deposit balances, which was partially offset by decreases in the average rates paid on deposits. The blended weighted average rate paid on deposits and borrowed funds was 4.31% for the three months ended March 31, 1998 as compared to 4.26% for the same period in 1997. The weighted average rates paid on deposits was 3.49% for the quarter ended March 31, 1998 as compared to 3.58% for the same period in 1997. The overall cost of deposits has declined in the first quarter of 1998 as compared to the same period in 1997, generally due to the continued success of promotional efforts to attract core deposits (NOW accounts, demand deposits, savings and money markets), which typically have a lower cost of funds than time deposits and borrowings, as well as due to overall declines in the cost of funds related to time deposits. The average balance of core and time deposits rose to $172,722,000 and $152,886,000, respectively, for the first quarter of 1998 as compared to $158,968,000 and $140,755,000, respectively, for the corresponding period in 1997, increases of 8.7% and 8.6%, respectively. Additionally, the weighted average rate paid on time deposits declined to 5.60% for the first quarter of 1998, as compared to 5.66% in 1997. This change reflects the re-financing of various certificates as they have matured at lower rates than they had been paying in previous periods and, to a lesser extent, the result of the generally declining rate environment which has existed over the past year. The Company will continue to closely manage its cost of deposits by continuing to seek methods of acquiring new core deposits and maintaining its current core deposits while prudently adding time deposits at reasonable rates in comparison to local markets and other funding alternatives, including borrowings. The average balances of borrowed funds increased overall, during the first quarter of 1998 as compared to 1997, to $170,636,000 from $147,618,000, an increase of 15.6%. This increase generally relates to the funding of certain loan portfolio purchases in the fourth quarter of 1997 and the first quarter of 1998. The overall weighted average rates paid on borrowed funds increased to approximately 5.87% for the quarter ended March 31, 1998 from 5.65% in 1997. This increase was generally due to economic rate increases in March 1997 as well as a result of management's decision to extend approximately $28 million in borrowings from short term to long term (generally refinanced out 3 and 4 years) at the end of the first and into the second quarter of 1997 to provide further protection against potential interest rate increases. The Company will continue to evaluate the use of borrowing as an alternative funding source for asset growth in future periods. See "Asset-Liability Management" for further discussion of the competitive market for deposits and overall strategies for uses of borrowed funds.

NON-INTEREST INCOME. Total non-interest income increased $355,000 or 31.2% in the first quarter of 1998 in comparison to the same period in 1997. Customer service fees, which were $861,000 for the quarter ended March 31, 1998 as compared to $680,000 for 1997, for an increase of $181,000 or 26.6%, rose primarily due to growth in deposit accounts, primarily NOW and checking account portfolios. Loan servicing fees and gains on sales of mortgage loans were $115,000 and $68,000, respectively, for the first quarter of 1998 as compared to $143,000 and $81,000, respectively, for the same period in 1997, a combined decrease of $41,000 or 18.3%. This generally is reflective of timing in the amortization of previously capitalized servicing rights, lower balances of loans serviced for others, and also due to fewer loans being sold to date in 1998. The average balances of loans serviced for others declined to $202,145,000 for the first quarter of 1998 as compared to $234,358,000 in the corresponding period in 1997, a decline of 13.7%. Generally declining trends in servicing income are expected to continue due to the Company's strategic change of selling wholesale mortgage production on a servicing released basis and also due to accounting changes for loans sold with servicing retained prescribed by FASB No. 122-"Accounting for Mortgage Servicing Rights" and FASB No. 125-"Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". Gains on sales of securities were $365,000 for the first quarter of 1998 as compared to $110,000 for 1997 for an increase of $255,000 or 231.8%. These gains are reflective of a consistently strong market for equity securities. Gains on sales of other real estate owned declined in the first quarter of 1998 as compared to the same period in 1997 as gains were $16,000 in 1997 due to better than expected sale prices on a property sold during the quarter while there were no sales of other real estate owned during the comparable quarter in 1998.

NON-INTEREST EXPENSES. Non-interest expenses for the quarter ended March 31, 1998 increased $314,000 or 9.5% compared to the same period in 1997. Salaries and employee benefits increased 8.2% or $133,000 primarily due to increases in health insurance costs and staffing levels in the Company's business banking and retail areas, including the Bank's new supermarket branch in Cohasset which opened during the third quarter of 1997. These increases correspond with the Company's strategic focuses of increasing commercial loans and attracting core deposits. Occupancy expenses increased $96,000 or 16.6% primarily due to increased capital and operating expenditures related to the Cohasset branch, and to the general inflationary and capital expenditure increases, particularly in technology. Other non-interest expenses also increased $85,000 or 7.8% for the quarter ended March 31, 1998 in comparison to the same period in 1997, generally due to increased costs associated with statement rendering and item processing as well as other operating costs associated with servicing an expanded retail customer base.

PROVISION FOR POSSIBLE LOAN LOSSES. The provision for possible loan losses was $190,000 for the quarter ended March 31, 1998 as compared to $158,000 for the same period in 1997. This increase of $32,000 primarily reflects management's estimate of general increased risk associated with increases in the Company's commercial loan portfolios over the past year, considering the increased risk associated with these loans as compared to residential real estate.

PROVISION FOR INCOME TAXES. The Company's effective income tax rate for the quarter ended March 31, 1998 was 34.5% compared to 39.6% for the quarter ended March 31, 1997. The lower effective tax rate in comparison to statutory rates for both periods is reflective of the levels of income earned by certain non-bank subsidiaries which are taxed, for state tax purposes, at lower rates. Additionally, the overall effective tax rate is influenced by the proportion of income generated by non-bank subsidiaries. In 1998 more income was generated through non-bank subsidiaries as compared to the first quarter of 1997.

ASSET/LIABILITY MANAGEMENT

The objective of asset/liability management is to ensure that liquidity, capital and market risk are prudently managed. Asset/liability management is governed by policies reviewed and approved annually by the Company's Board of Directors (Board). The Board delegates responsibility for asset/liability management to the corporate Asset/Liability Management Committee (ALCO). ALCO sets strategic directives that guide the day-to-day asset/liability management activities of the Company. ALCO also reviews and approves all major funding, capital and market risk-management programs. ALCO is comprised of members of management and executive management of the Company and the Bank.

Interest rate risk is the sensitivity of income to variations in interest rates over both short-term and long-term time horizons. The primary objective of interest rate risk management is to control this risk within limits approved by the Board and by ALCO. These limits and guidelines reflect the Company's tolerance for interest rate risk. The Company's attempts to control interest rate risk by identifying potential exposures and developing tactical plans to address such potential exposures. The Company quantifies its interest rate risk exposures using sophisticated simulation and valuation models, as well as a more simple gap analysis. The Company manages its interest rate exposures by generally using on-balance sheet strategies, which is most easily accomplished through the management of the durations and rate sensitivities of the Company's investments, including mortgage-backed securities portfolios, and by extending or shortening maturities of borrowed funds. Additionally, pricing strategies, asset sales and, in some cases, hedge strategies are also considered in the evaluation and management of interest rate risk exposures.

The Company uses simulation analysis to measure the exposure of net interest income to changes in interest rates over a 1 to 5 year time horizon. Simulation analysis involves projecting future interest income and expense from the Company's assets, liabilities, and off-balance sheet positions under various interest rate scenarios.

The Company's limits on interest rate risk specify that if interest rates were to ramp up or down 200 basis points over a 12 month period, estimated net interest income for the next 12 months should decline by less than 10%. The following table reflects the Company's estimated exposure, as a percentage of estimated net interest income for the next 12 months, which does not materially differ from the impact on net income, on the above basis:

Rate Change                                 Estimated Exposure as a
(Basis Points)                              % of Net Interest Income

     +200                                            3.50%
     -200                                           (2.70%)

The Company uses valuation analysis to provide insight into the exposure of earnings and equity to changes in interest rates based on the balance sheet position of the Company at a set point in time without regard to potential future strategic changes. Valuation analysis involves projecting future cash flows from the Company's assets, liabilities and off-balance sheet positions and then discounting such cash flows at appropriate interest rates. The Company's economic value of equity is the estimated net present value of its assets, liabilities and off-balance sheet positions.

The Company's limits on interest rate risk specify that if interest rates were to shift immediately up or down 200 basis points, the estimated economic value of equity should decline by less than 25%. The following table reflects the Company's estimated exposure as a percentage of estimated economic value of equity assuming an immediate shift in interest rates:

Rate Change                                 Estimated Exposure as a
(Basis Points)                              % of Economic Value

       +200                                          (5.7%)
       -200                                          (16.7%)

Interest rate gap analysis provides a static view of the maturity and repricing characteristics of the on-balance sheet and off-balance sheet positions. The interest rate gap analysis is prepared by scheduling all assets, liabilities and off-balance sheet positions according to scheduled repricing or maturity. Interest rate gap analysis can be viewed as a short-hand complement to simulation and valuation analysis.

The Company's limits on interest rate risk specify that rate sensitive assets be maintained at at least 40% of rate sensitive liabilities at the cumulative 1-year gap, as presented on a basis consistent with methods prescribed by generally accepted accounting principles. As of March 31, 1998, the Company was liability sensitive with rate sensitive assets at 57% of rate sensitive liabilities at the 1-year gap.

The Company's policy is to match, as well as possible, the interest rate sensitivities of its assets and liabilities. Residential mortgage loans, which the Company currently originates or purchases for the Company's own portfolio, are primarily 1-year and 3-year adjustable rate mortgages. Fixed rate residential mortgage loans originated by the Company are primarily sold in the secondary market, although in each year since 1989 the Company has originated or purchased approximately $30,000,000 primarily in shorter-term fixed rate mortgage loans (generally 10-years to 15-years) to be held in portfolio in order to provide a hedge against the Company's asset sensitivity.

The Company also emphasizes loans with terms to maturity or repricing of 3 years or less, such as certain adjustable rate residential mortgage loans, commercial mortgages, business loans, residential construction loans, second mortgages and home equity loans.

Management desires to expand its interest earning asset base in future periods primarily through growth in the Company's loan portfolio. Loans comprised approximately 65.5% of the average interest earning assets for the first quarter of 1998. In the future, the Company intends to be competitive in the residential mortgage market but plans to place greater emphasis on consumer and commercial loans. The Company also has been, and expects to remain, active in pursuing wholesale opportunities to purchase loans. During the first quarter of 1998 and 1997, the Company acquired approximately $26,000,000 and $7,700,000, respectively, of residential first mortgages.

The Company has also used mortgage-backed investments (typically with weighted average lives of 5 to 7 years) as a vehicle for fixed and adjustable rate investment and as an overall asset/liability tool. These securities have been highly liquid given current levels of prepayments in the underlying mortgage pools and, as a result, have provided the Company with greater reinvestment flexibility.

The level of the Company's liquid assets and the mix of its investments may vary, depending upon management's judgment as to market trends, the quality of specific investment opportunities and the relative attractiveness of their maturities and yields. Management has been aggressively promoting the Company's core deposit products since the first quarter of 1995, particularly checking and NOW accounts. The success of this program has favorably impacted the overall deposit growth to date, despite interest rate and general market pressures, and has helped the Company to increase its customer base.

However, given the strong performance of money market mutual funds and the equity markets in general, the Company and many of its peers have begun to see lower levels of growth in time deposits as compared to prior years as customers reflect their desire to increase their returns on investment. This pressure has been exacerbated currently by the historically low long-term economic interest rates. Management believes that the markets for future time deposit growth, particularly with terms in excess of 2 years, will remain highly competitive. Management will continue to evaluate future funding strategies and alternatives accordingly as well as continuing to focus its efforts on attracting core, retail deposit relationships.

The Company is also a voluntary member of the Federal Home Loan Bank ("FHLB") of Boston. This borrowing capacity assists the Company in managing its asset/liability growth because, at times, the Company considers it more advantageous to borrow money from the FHLB of Boston than to raise money through non-core deposits (i.e., certificates of deposit). Borrowed funds totaled $176,260,000 at March 31, 1998 compared to $165,910,000 at December 31,1997.
These borrowings are primarily comprised of FHLB of Boston advances and have primarily funded residential loan originations and purchases as well as mortgage-backed investments and investment securities.

The following table sets forth maturity and repricing information relating to interest sensitive assets and liabilities at March 31, 1998. The balance of such accounts has been allocated among the various periods based upon the terms and repricing intervals of the particular assets and liabilities. For example, fixed rate mortgage loans and mortgage-backed securities, regardless of held in portfolio or available for sale classification, are shown in the table in the time periods corresponding to projected principal amortization computed based on their respective weighted average maturities and weighted average rates using prepayment data available from the secondary mortgage market.

Adjustable rate loans and securities are allocated to the period in which the rates would be next adjusted. The following table does not reflect partial or full prepayment of certain types of loans and investment securities prior to scheduled contractual maturity. Since regular passbook savings and NOW accounts are subject to immediate withdrawal, such accounts have been included in the "Other Savings Accounts" category and are assumed to mature within 6 months. This table does not include non-interest bearing deposits.

While this table presents a cumulative negative gap position in the 6 month to 5 year horizon, the Company considers its earning assets to be more sensitive to interest rate movements than its liabilities. In general, assets are tied to increases that are immediately impacted by interest rate movements while deposit rates are generally driven by market area and demand which tend to be less sensitive to general interest rate changes. In addition, other savings accounts and money market accounts are substantially stable core deposits, although subject to rate changes. A substantial core balance in these type of accounts is anticipated to be maintained over time.

                                                                                At March 31, 1998
                                                                           Repricing/Maturity Interval
                                                      (1)         (2)          (3)         (4)        (5)          (6)
                                                                                                                   Over
                                                    0-6 Mos.   6-12 Mos.     1-2 Yrs.    2-3 Yrs.    3-5 Yrs.     5 Yrs.    Total
                                                   ---------   ---------    ---------    --------    --------    -------   --------

                                                                              (Dollars in thousands)
Assets subject to interest rate adjustment:
  Short-term investments .......................   $     181   $    --      $    --      $   --      $   --      $  --     $    181
  Bonds and obligations ........................       7,676       5,178        6,996       1,063       4,014     10,827     35,754
  Mortgage-backed investments ..................      28,536      24,010       12,205      10,718      17,620     35,541    128,630
  Mortgage loans subject to
   rate review .................................      34,368      18,430       20,565      31,681      18,315       --      123,359
  Fixed-rate mortgage loans ....................      35,076      48,980       58,314      28,115      23,655      7,430    201,570
  Commercial and other loans ...................       8,064       3,516        2,730       2,081       2,530       --       18,921
                                                   ---------   ---------    ---------    --------    --------    -------   --------
      Total ....................................   $ 113,901   $ 100,114    $ 100,810    $ 73,658    $ 66,134    $53,798   $508,415
                                                   ---------   ---------    ---------    --------    --------    -------   --------

Liabilities subject to interest rate adjustment:
  Money market deposit accounts ................      15,457        --           --          --          --         --       15,547
  Savings deposits - term
   certificates ................................      62,393      50,784       23,479      11,730       4,830       --      153,216
  Other savings accounts .......................     128,304        --           --          --          --         --      128,304
  Borrowed funds ...............................      86,760      35,000       28,000      18,000       8,000        500    176,260
                                                   ---------   ---------    ---------    --------    --------    -------   --------
Total ..........................................     292,914      85,784       51,479      29,730      12,830        500    473,237
                                                   ---------   ---------    ---------    --------    --------    -------   --------
Excess (deficiency) of rate-
 sensitive assets over rate-
 sensitive liabilities .........................   $(179,013)  $  14,330    $  49,331    $ 43,928    $ 53,304    $53,298   $ 35,178
                                                   ---------   ---------    ---------    --------    --------    -------   --------
 Cumulative excess (deficiency)
 of rate-sensitive assets over
 rate sensitive liabilities ....................   $(179,013)  $(164,683)   $(115,352)   $(71,424)   $(18,120)   $35,178
                                                   =========   =========    =========    ========    ========    =======

Rate-sensitive assets as a
 percent of rate-sensitive
 liabilities (1) ...............................        38.9%       56.5%       73.2%        84.5%      96.2%     107.4%



(1) Cumulative as to the amounts previously repriced or matured. Assets held for sale are reflected in the period in which sales are expected to take place. Securities classified as available for sale are shown at repricing/maturity intervals as if they are to be held to maturity as there is no definitive plan of disposition. They are also shown at amortized cost.

Liquidity and Capital Resources

Payments and prepayments on the Company's loan and mortgage-backed investment portfolios, sales of fixed rate residential loans, increases in deposits, borrowed funds and maturities of various investments comprise the Company's primary sources of liquidity. The Company is also a voluntary member of the FHLB of Boston and, as such, is entitled to borrow an amount up to the value of its qualified collateral that has not been pledged to outside sources. Qualified collateral generally consists of residential first mortgage loans, securities issued, insured or guaranteed by the U.S. Government or its agencies, and funds on deposit at the FHLB of Boston. Short-term advances may be used for any sound business purpose, while long-term advances may be used only for the purpose of providing funds to finance housing. At March 31, 1998, the Company had approximately $70,000,000 in unused borrowing capacity that is contingent upon the purchase of additional FHLB of Boston stock. Use of this borrowing capacity is also impacted by capital adequacy considerations.

The Company's short-term borrowing position consists primarily of FHLB of Boston advances with original maturities of approximately 1 to 3 months. The Company utilizes borrowed funds as a primary vehicle to manage interest rate risk, due to the ability to easily extend or shorten maturities as needed. This enables the Company to adjust its cash needs to the increased prepayment activity in its loan and mortgage-backed investment portfolios, as well as to quickly extend maturities when the need to further balance the Company's GAP position arises.

The Company regularly monitors its asset quality to determine the level of its loan loss reserves through periodic credit reviews by members of the Company's Management Credit Committee. The Management Credit Committee, which reports to the Executive Committee of the Company's Board of Directors, also works on the collection of non-accrual loans and disposition of real estate acquired by foreclosure. The allowance for possible loan losses is determined by the Management Credit Committee after consideration of several key factors including, without limitation: potential risk in the current portfolio, levels and types of non-performing assets and delinquency, and the expectations for the future state of the regional economy and the potential impact that it may have on loan collateral and future delinquencies. Workout approach and financial condition of borrowers are also key considerations to the evaluation of non-performing loans.

Non-performing assets were $795,000 at March 31, 1998, compared to $978,000 at December 31, 1997, a decrease of $183,000 or 18.7%. The Company's ratio of delinquent loans to total loans was .24% at March 31, 1998, as compared to .42% at December 31, 1997. Management believes that overall trends in delinquencies and non-performing assets will continue to be favorable in 1998.

During the first quarter of 1998, the Company maintained a general reserve for other real estate owned, in light of the level of foreclosures, softness of the local real estate market (particularly commercial) and costs associated with selling properties. No provisions were made for possible losses on other real estate owned in the first quarters of 1998 or 1997. The balance of the general other real estate owned reserves at March 31, 1998 was approximately $60,000.

There continues to be uncertainties regarding future events, particularly in both the New England real estate market and the general economy. These events could result in additional charge-offs, write-offs, changes in the level of the allowance for loan or OREO losses and/or in the level of loans on non-accrual or in foreclosure.

At March 31, 1998, the Company had outstanding commitments to originate and sell residential mortgage loans in the secondary market amounting to $4,263,000 and $5,092,000, respectively. The Company also has outstanding commitments to grant advances under existing home equity lines of credit amounting to $16,602,000. Unadvanced commitments under outstanding commercial and construction loans totaled $8,506,000 as of March 31, 1998. The Company believes it has adequate sources of liquidity to fund these commitments.

The Company's total stockholders' equity was $34,584,000 or 6.3% of total assets at March 31, 1998, compared with $36,321,000 or 6.8% of total assets at December 31, 1997. The decrease in total stockholders' equity of approximately $1,737,000 or 4.8% primarily resulted from dividends paid and the effect of the Company's stock repurchase program, offset in part by earnings of the Company and increases in the market value of its portfolio of available for sale securities, net of applicable taxes. In accordance with current guidelines, the net unrealized gain on available for sale securities has not been included in regulatory capital calculations.

Bank regulatory authorities have established a capital measurement tool called "Tier 1" leverage capital. A 4.00% ratio of Tier 1 capital to assets now constitutes the minimum capital standard for most banking organizations and a 5.00% Tier 1 leverage capital ratio is required for a "well-capitalized" classification. At March 31, 1998, the Company's Tier 1 leverage capital ratio was approximately 5.46%. In addition, regulatory authorities have also implemented risk-based capital guidelines requiring a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% (6.00% for "well-capitalized") and a minimum ratio of total capital to risk-weighted assets of 8.00% (10.00% for "well-capitalized"). At March 31, 1998, the Company's Tier 1 and total risk-based capital ratios were approximately 10.97% and 11.87%, respectively. The Company is categorized as "well-capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 (F.D.I.C.I.A.). The Bank is also categorized as "well-capitalized" as of March 31, 1998.

Impact of the Year 2000

The year 2000 problem, which is common to most companies, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches. The Company has completed an assessment of the majority of its systems to identify the systems that could be affected by the year 2000 issue and has developed an implementation plan to address this issue. The Company's various systems generally operate on software which is provided and maintained by outside vendors, many of which are larger, well-established companies that are well-known and established in the banking industry. At this time, the Company does not anticipate incurring significant costs related to the year 2000 problem as currently the Company is highly reliant on the efforts of these outside vendors. The Company does, however, anticipate an increase in the amount of time management and staff will devote to closely monitor the progress of these vendors, testing applications and developing operating contingency plans. To the extent that costs are incurred related to the year 2000 problem, they will be expensed. The Company currently believes it will be able to modify or replace its affected systems in time to minimize any detrimental effects on operations. While it is not possible, at present, to give an accurate estimate of the cost of this work, the Company does not expect that such costs will be material to the Company's results of operations in one or more fiscal quarters or years or have a material adverse impact on the long-term results of operations, liquidity or consolidated financial position of the Company. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

Impact of Inflation

The Consolidated Financial Statements of the Company and related Financial Data presented herein have been prepared in accordance with generally accepted accounting principles which generally require the measurement of financial condition and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations of the Company is reflected in increased operating costs. Unlike most industrial companies, almost all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Proposed Accounting Pronouncements

Segment Information

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about segments in annual and interim financial statements. SFAS No. 131 introduces a new model for segment reporting, called the "management approach."

The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure - any manner in which management disaggregates a company. This statement is effective and will be adopted for the Company's financial statements for the fiscal year ending December 31, 1998 and requires the restatement of previously reported segment information for all periods presented.

Item 3.       Quantitative and Qualitative Disclosures About Market Risk

Information required by this Item 3 is included in Item 2 of Part I of this Form 10-Q, entitled "Management's Discussion and Analysis."

Part II. OTHER INFORMATION

Item 1.  Legal Proceedings.

During the quarter ended March 31, 1998 there were no new legal proceedings and no material developments to items reported in Part I, Item 3 of the Company's Annual Report for the year ended December 31, 1997 on Form 10-K filed with the Securities and Exchange Commission on March 25, 1998.

Item 2.  Changes in Securities.

         (a) Not applicable.
         (b) Not applicable.
         (c) Not applicable.
         (d) Not applicable.


Item 3.  Defaults Upon Senior Securities.

         None.

Item 4.  Submission of Matters to a Vote of Security Holders.

         None.

Item 5.  Other Information.

         None.

Item 6.  Exhibits and Reports on Form 8-K.

               a.  Exhibits

                  2.1 Plan of Reorganization and Acquisition dated as of October 15, 1996 between the Company and Abington Savings Bank incorporated by reference to the Company's Registration Statement on Form 8-A, effective January 13, 1997.

                  3.1 Articles of Organization of the Company incorporated by reference to the Company's Registration Statement on Form 8-A, effective January 13, 1997.

                  3.2 By-Laws of the Company, incorporated by reference to the Company's Registration Statement on Form 8-A, effective January 13, 1997.

                  4.1 Specimen stock certificate for the Company's Common Stock incorporated by reference to the Company's Registration Statement on Form 8-A, effective January 13, 1997.

                  *10.1 (a) Amended and Restated Special Termination Agreement dated as of January 31, 1997 among the Company, the Bank and James P. McDonough incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997.

                           (b) Amendment to Amended and Restated Special Termination Agreement, dated as of July 1, 1997 among the Company, the Bank and James P. McDonough, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                  *10.2 (a) Amended and Restated Special Termination Agreement dated as of January 31, 1997 among the Company, the Bank and Edward J. Merritt incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997.

                           (b) Amendment to Amended and Restated Special Termination Agreement, dated as of July 1, 1997 among the Company, the Bank and Edward J. Merritt, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                  *10.3 (a) Amended and Restated Special Termination Agreement dated as of January 31, 1997 among the Company, the Bank and Donna L. Thaxter incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997.

                           (b) Amendment to Amended and Restated Special Termination Agreement, dated as of July 1, 1997 among the Company, the Bank and Donna L. Thaxter, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                  *10.4 (a) Amended and Restated Special Termination Agreement dated as of January 31, 1997 among the Company, the Bank and Mario A. Berlinghieri incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997.

                           (b) Amendment to Amended and Restated Special Termination Agreement, dated as of July 1, 1997 among the Company, the Bank and Mario A Berlinghieri, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                           (c) Amendment No. 2 to Amended and Restated Special Termination Agreement, dated as of April 16, 1998, by and among the Company, the Bank and Mario A. Berlinghieri.

                  *10.5 Abington Bancorp, Inc. Incentive and Nonqualified Stock Option Plan, as amended and restated to reflect holding company formation, incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K, filed on March 31, 1997.

                  *10.6 Management Incentive Compensation Program dated March 1997, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                  *10.7 Long Term Performance Incentive Plan dated July 1997, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                  10.8 (a) Lease for office space located at 538 Bedford Street, Abington, Massachusetts ("lease"), used for the Bank's principal and administrative offices dated January 1, 1996 incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997. Northeast Terminal Associates, Limited owns the property. Dennis E. Barry and Joseph L. Barry, Jr., who beneficially own more than 5% of the Company's Common Stock, are the principal beneficial owners of Northeast Terminal Associates, Limited.

                           (b) Amendment to Lease dated December 31, 1997, incorporated by reference to the Company's Annual Report for the year ended December 31, 1997 on Form 10-K filed on March 25, 1998.

                  10.9 Dividend reinvestment and Stock Purchase Plan is incorporated by reference herein to the Company's Registration Statement on Form S-3, effective January 31, 1997.

                  *10.10 Abington Bancorp, Inc. 1997 Incentive and Nonqualified Stock Option Plan, incorporated by reference herein to Appendix A to the Company's proxy statement relating to its special meeting in lieu of annual meeting held on June 17, 1997, filed with the Commission on April 29, 1997.

                  *10.11 (a) Special Termination Agreement dated as of July 1, 1997 among the Company, the Bank and Robert M. Lallo, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                           (b) Amendment No. 1 to Special Termination Agreement, dated April 16, 1998, by and among the Company, the Bank and Robert M. Lallo.

                  *10.12 Merger Severance Benefit Program dated as of August 28, 1997, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the third quarter of 1997, filed on November 15, 1997.

                  *10.13 Supplemental Executive Retirement Agreement between the Bank and James P. McDonough dated as of March 26, 1998.

                  11.1 A statement regarding the computation of earnings per share is included in Item 1 (Note E to Notes to Unaudited Consolidated Financial Statements) of this Report.

                  27.1     Financial Data Schedule, March 31, 1998.


                           (b) Reports on Form 8-K.

                                    The Company filed no reports on Form 8-K during the first quarter of 1998.


---------------
* Management Compensatory Plan

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    ABINGTON BANCORP, INC.
                                    -----------------------
                                           (Company)



Date:    May 8, 1998                By  /S/James P. McDonough
                                      -----------------------
                                      James P. McDonough
                                      President and Chief
                                      Executive Officer



Date:    May 8, 1998                By  /S/Robert M. Lallo
                                      ---------------------
                                      Robert M. Lallo
                                      Treasurer
                                      (Principal Financial Officer)

                                INDEX TO EXHIBITS

                  2.1 Plan of Reorganization and Acquisition dated as of October 15, 1996 between the Company and Abington Savings Bank incorporated by reference to the Company's Registration Statement on Form 8-A, effective January 13, 1997.

                  3.1 Articles of Organization of the Company incorporated by reference to the Company's Registration Statement on Form 8-A, effective January 13, 1997.

                  3.2 By-Laws of the Company, incorporated by reference to the Company's Registration Statement on Form 8-A, effective January 13, 1997.

                  4.1 Specimen stock certificate for the Company's Common Stock incorporated by reference to the Company's Registration Statement on Form 8-A, effective January 31, 1997.

                  *10.1 (a) Amended and Restated Special Termination Agreement dated as of January 31, 1997 among the Company, the Bank and James P. McDonough incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997.

                           (b) Amendment to Amended and Restated Special Termination Agreement, dated as of July 1, 1997 among the Company, the Bank and James P. McDonough, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                  *10.2 (a) Amended and Restated Special Termination Agreement dated as of January 31, 1997 among the Company, the Bank and Edward J. Merritt incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997.

                           (b) Amendment to Amended and Restated Special Termination Agreement, dated as of July 1, 1997 among the Company, the Bank and Edward J. Merritt, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                  *10.3 (a) Amended and Restated Special Termination Agreement dated as of January 31, 1997 among the Company, the Bank and Donna L. Thaxter incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997.

                           (b) Amendment to Amended and Restated Special Termination Agreement, dated as of July 1, 1997 among the Company, the Bank and Donna L. Thaxter, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                  *10.4 (a) Amended and Restated Special Termination Agreement dated as of January 31, 1997 among the Company, the Bank and Mario A. Berlinghieri incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997.

                           (b) Amendment to Amended and Restated Special Termination Agreement, dated as of July 1, 1997 among the Company, the Bank and Mario A. Berlinghieri, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                           (c) Amendment No. 2 to Amended and Restated Special Termination Agreement, dated as of April 16, 1998, by and among the Company, the Bank and Mario A. Berlinghieri.

                  *10.5 Abington Bancorp, Inc. Incentive and Nonqualified Stock Option Plan, as amended and restated to reflect holding company formation incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997.

                  *10.6 Management Incentive Compensation Program dated March 1997, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                  *10.7 Long Term Performance Incentive Plan dated July 1997, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                  10.8 (a) Lease for office space located at 538 Bedford Street, Abington, Massachusetts ("Lease"), used for the Bank's principal and administrative offices dated January 1, 1996 incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997. Northeast Terminal Associates, Limited owns the property. Dennis E. Barry and Joseph L. Barry, Jr., who beneficially own more than 5% of the Company's Common Stock, are the principal beneficial owners of Northeast Terminal Associates, Limited.

                           (b) Amendment to Lease dated December 31, 1997, incorporated by reference to the Company's Annual Report for the year ended December 31, 1997 on Form 10-K filed on March 25, 1998.

                  10.9 Dividend reinvestment and Stock Purchase Plan is incorporated by reference herein to the Company's Registration Statement on Form S-3, effective January 31, 1997.

                  *10.10 Abington Bancorp, Inc. 1997 Incentive and Nonqualified Stock Option Plan, incorporated by reference herein to Appendix A to the Company's proxy statement relating to its special meeting in lieu of annual meeting held on June 17, 1997, filed with the Commission on April 29, 1997.

                  *10.11 (a) Special Termination Agreement dated as of July 1, 1997 among the Company, the Bank and Robert M. Lallo, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

                           (b) Amendment No. 1 to Special Termination Agreement, dated as of April 16, 1998, by and among the Company, the Bank and Robert M. Lallo.

                  *10.12 Merger Severance Benefit Program dated as of August 28, 1997, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the third quarter of 1997, filed on November 15, 1997.

                  *10.13 Supplemental Executive Retirement Agreement between the Bank and James P. McDonough dated as of March 26, 1998.

                  11.1 A statement regarding the computation of earnings per share is included in Item 1 (Note E to Notes to Unaudited Consolidated Financial Statements) of this Report.

                  27.1     Financial Data Schedule, March 31, 1998.


------------------------------------------

*  Management Compensatory Plan

======================================================

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary...............................    5
Selected Consolidated Financial
  Data................................   11
Risk Factors..........................   13
Abington Bancorp, Inc.................   21
Management............................   23
Abington Bancorp Capital Trust........   24
Use of Proceeds.......................   26
Market for the Preferred Securities...   26
Accounting Treatment..................   26
Capitalization........................   27
Description of the Preferred
  Securities..........................   29
Description of the Junior Subordinated
  Debentures..........................   39
Description of the Guarantee..........   47
Expense Agreement.....................   49
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Debentures and the Guarantee........   49
Certain Federal Income Tax
  Consequences........................   51
ERISA Considerations..................   54
Underwriting..........................   55
Legal Matters.........................   56
Experts...............................   56
Incorporation of Certain Documents by
  Reference...........................   57
Available Information.................   57
Appendix A -- The Company's 1997
  Annual Report to Shareholders
Appendix B -- The Company's Quarterly
  Report on Form 10-Q for the quarter
  ended March 31, 1998

                            ------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE PREFERRED SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

======================================================
======================================================

                         1,100,000 PREFERRED SECURITIES

                                ABINGTON BANCORP
                                 CAPITAL TRUST
                                % CUMULATIVE TRUST
                              PREFERRED SECURITIES
                          (LIQUIDATION AMOUNT $10 PER
                              PREFERRED SECURITY)
                      GUARANTEED, AS DESCRIBED HEREIN, BY

                                     [LOGO]

                             ABINGTON BANCORP, INC.

                                  $11,000,000
                               % JUNIOR SUBORDINATED
                                 DEBENTURES OF

                             ABINGTON BANCORP, INC.
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                                      , 1998
                                 TUCKER ANTHONY
                                  INCORPORATED
                         MCCONNELL, BUDD & DOWNES, INC.

======================================================

                    PART II.  INFORMATION NOT IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1).

COMPANY TO PROVIDE

                     NATURE OF EXPENSE                           AMOUNT
                     -----------------                          --------
SEC filing fee(2)...........................................    $  3,732
Nasdaq Listing Fee..........................................       1,000
NASD Filing Fee.............................................       1,765
Printing, postage and mailing...............................      40,000
Legal fees and expenses.....................................     125,000
Accounting fees and expenses................................      40,000
Trustees' fees and expenses.................................      11,000
Transfer Agent and Registrar fees...........................      10,000
Blue Sky fees and expenses..................................      10,000
Miscellaneous...............................................      34,000
                                                                --------
          Total.............................................    $276,497
                                                                ========

---------------
(1) The amounts set forth above, except for the SEC and NASD fees, are in each case estimated.

(2) Based upon the sale of 1,265,000 Preferred Securities at $10.00 per Preferred Security.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Indemnification. The Company is a Massachusetts corporation. Massachusetts General Laws Chapter 156B, Section 67 provides that a corporation may, subject to certain limitations, indemnify its directors, officers, employees and other agents, and persons who serve at its request as directors, officers, employees or other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the corporation's articles of organization, a by-law adopted by the stockholders, or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors.

     Section 67 also provides that a corporation may purchase and maintain insurance against liability incurred by an officer or director in his capacity as officer or director, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability.

     The Company's By-laws provide that directors and officers of the Company shall, and in the discretion of the Board of Directors, non-officer employees may, be indemnified by the Company against liabilities, fees and disbursements arising out of service for or on behalf of the Company. The By-laws provide that such indemnification shall not be provided if it is determined that the action giving rise to the liability was not taken in good faith in the reasonable belief that the action was in the best interests of the Company. The By-laws provide that the indemnification provision in the By-laws does not limit any other right to indemnification existing independently of the By-laws. The By-laws also provide that the right of directors and officers to indemnification with respect to any claim arising from any action, transaction or fact will not be impaired by any later amendment of the By-Laws or of the Massachusetts statute.

     Under the By-laws, indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to such indemnification under the By-laws, which undertaking may be accepted without reference to the financial ability of such person to make repayment.

     The By-laws provide that the Company is authorized to enter into agreements with its directors and officers providing indemnification procedures different from those set forth in the By-laws, and to purchase and maintain liability insurance for itself and any director, officer or employee of the Company.

     Limitation of Liability. Massachusetts General Laws Chapter 156B, Section 13 enables a corporation in its original articles of organization or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Sections 61 and 62 of Chapter 156B (providing for liability of directors for authorizing illegal distributions and for making loans to directors, officers and certain shareholders) or (iv) for any transaction from which a director derived an improper personal benefit. The Company's Articles contain such a limitation of liability provision.

ITEM 16.  EXHIBITS.

     The following is a complete list of exhibits filed as part of this Registration Statement.

   1.1 Draft form of Underwriting Agreement by and between the Company as issuer and Tucker Anthony Incorporated and McConnell, Budd & Downes, Inc., as representatives of the several Underwriters.
   4.1 Form of Indenture of the Company relating to the Junior
       Subordinated Debentures.
   4.2 Form of Junior Subordinated Debenture.
   4.3 Certificate of Trust of Abington Bancorp Capital Trust.
   4.4 Form of Amended and Restated Trust Agreement of Abington
       Bancorp Capital Trust.
   4.5 Form of Preferred Security Certificate for Abington Bancorp
       Capital Trust.
   4.6 Form of Preferred Securities Guarantee Agreement of the
       Company relating to the Preferred Securities.
   4.7 Form of Agreement as to Expenses and Liabilities.
  *5.1 Opinion of Foley, Hoag & Eliot LLP as to legality of the
       Junior Subordinated Debentures and the Guarantee to be issued by the Company.
  *5.2 Opinion of Morris, Nichols, Arsht & Tunnell as to legality of the Preferred Securities to be issued by Abington Bancorp
       Capital Trust.
  *8.1 Opinion of Foley, Hoag & Eliot LLP as to certain federal income tax matters.
  12.1 Computation of ratio of earnings to fixed charges (excluding interest on deposits).
 +13.1 Annual Report on Form 10-K of Abington Bancorp, Inc. for the fiscal year ended December 31, 1997 (the "10-K"), Commission
       File No. 0-16018.
 +13.2 Quarterly Report on Form 10-Q of Abington Bancorp, Inc. for the fiscal quarter ended March 31, 1998 , Commission File
       No. 0-16018.
 +13.3 1997 Annual Report to Shareholders of Abington Bancorp, Inc.
       (filed with the Commission as Exhibit 13 to the 10-K).
  23.1 Consent of Arthur Andersen LLP.
 *23.2 Consent of Foley, Hoag & Eliot LLP (included in Exhibit
       5.1).
 *23.3 Consent of Morris, Nichols, Arsht & Tunnell (included in
       Exhibit 5.2).
  24.1 Power of Attorney of certain officers and directors of the Corporation (located on the signature page hereto).

  25.1 Form T-1 Statement of Eligibility of State Street Bank and
       Trust Company to act as trustee under the Indenture.
  25.2 Form T-1 Statement of Eligibility of State Street Bank and
       Trust Company to act as trustee under the Declaration of Trust of Abington Bancorp Capital Trust.
  25.3 Form T-1 Statement of Eligibility of State Street Bank and
       Trust Company under the Guarantee for the benefit of the holders of Preferred Securities of Abington Bancorp Capital
       Trust.

---------------
* To be filed by amendment.

+ Incorporated by reference.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of each undersigned Registrant pursuant to the foregoing provisions, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by each undersigned Registrant of expenses incurred or paid by a director, officer of controlling person of each Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Abington, Massachusetts, on May 11, 1998.

                                          ABINGTON BANCORP, INC.

                                          By:    /s/ JAMES P. MCDONOUGH
                                            ------------------------------------
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of Securities Act of 1933, Abington Bancorp Capital Trust certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Abington, Massachusetts, on May 11, 1998.

                                          ABINGTON BANCORP CAPITAL TRUST

                                          By:    /s/ JAMES P. MCDONOUGH

                                            ------------------------------------
                                                   Administrative Trustee

                                          By:      /s/ ROBERT M. LALLO

                                            ------------------------------------
                                                   Administrative Trustee

                                          By:      /s/ LEWIS PARAGONA

                                            ------------------------------------
                                                   Administrative Trustee

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Abington Bancorp, Inc. hereby severally constitute James P. McDonough and Robert M. Lallo and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in our names and in our capacities as officers and directors to enable Abington Bancorp, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on May 11, 1998.


      /s/ JAMES P. MCDONOUGH           /s/ A. STANLEY LITTLEFIELD
----------------------------------- -----------------------------------
   James P. McDonough, Director,    A. Stanley Littlefield, Director
   President and Chief Executive
               Officer

      /s/ ROBERT J. ARMSTRONG            /s/ JAY TIMOTHY NOONAN
----------------------------------- -----------------------------------
   Robert J. Armstrong, Director      Jay Timothy Noonan, Director

        /s/ BRUCE G. ATWOOD              /s/ GORDON N. SANDERSON
----------------------------------- -----------------------------------
     Bruce G. Atwood, Director        Gordon N. Sanderson, Director

       /s/ WILLIAM F. BORHEK              /s/ JAMES J. SLATTERY
----------------------------------- -----------------------------------
    William F. Borhek, Director        James J. Slattery, Director

     /s/ RALPH B. CARVER, JR.              /s/ WAYNE P. SMITH
----------------------------------- -----------------------------------
  Ralph B. Carver, Jr., Director        Wayne P. Smith, Director

        /s/ JOEL S. GELLER                 /s/ ROBERT M. LALLO
----------------------------------- -----------------------------------
     Joel S. Geller, Director         Robert M. Lallo, Senior Vice
                                               President,
                                      Treasurer and Chief Financial
                                                 Officer

       /s/ RODNEY HENRIKSON
-----------------------------------
    Rodney Henrikson, Director

                                 EXHIBIT INDEX

  1.1 Draft form of Underwriting Agreement by and between the Company as issuer and Tucker Anthony Incorporated and McConnell, Budd & Downes, Inc., as representatives of the several Underwriters.
  4.1  Form of Indenture of the Company relating to the Junior
       Subordinated Debentures.
  4.2  Form of Junior Subordinated Debenture.
  4.3  Certificate of Trust of Abington Bancorp Capital Trust.
  4.4  Form of Amended and Restated Trust Agreement of Abington
       Bancorp Capital Trust.
  4.5  Form of Preferred Security Certificate for Abington Bancorp
       Capital Trust.
  4.6  Form of Preferred Securities Guarantee Agreement of the
       Company relating to the Preferred Securities.
  4.7  Form of Agreement as to Expenses and Liabilities.
 *5.1  Opinion of Foley, Hoag & Eliot LLP as to legality of the
       Junior Subordinated Debentures and the Guarantee to be issued by the Company.
 *5.2 Opinion of Morris, Nichols, Arsht & Tunnell as to legality of the Preferred Securities to be issued by Abington Bancorp
       Capital Trust.
 *8.1 Opinion of Foley, Hoag & Eliot LLP as to certain federal income tax matters.
 12.1 Computation of ratio of earnings to fixed charges (excluding interest on deposits).
+13.1 Annual Report on Form 10-K of Abington Bancorp, Inc. for the fiscal year ended December 31, 1997 (the "10-K"), Commission
       File No. 0-16018.
+13.2 Quarterly Report on Form 10-Q of Abington Bancorp, Inc. for the fiscal quarter ended March 31, 1998, Commission File No.
       0-16018.
+13.3  1997 Annual Report to Shareholders of Abington Bancorp, Inc.
       (filed with the Commission as Exhibit 13 to the 10-K).
 23.1  Consent of Arthur Andersen LLP.
*23.2  Consent of Foley, Hoag & Eliot LLP (included in Exhibit
       5.1).
*23.3  Consent of Morris, Nichols, Arsht & Tunnell (included in
       Exhibit 5.2).
 24.1 Power of Attorney of certain officers and directors of the Corporation (located on the signature page hereto).
 25.1  Form T-1 Statement of Eligibility of State Street Bank and
       Trust Company to act as trustee under the Indenture.
 25.2  Form T-1 Statement of Eligibility of State Street Bank and
       Trust Company to act as trustee under the Declaration of Trust of Abington Bancorp Capital Trust.
 25.3  Form T-1 Statement of Eligibility of State Street Bank and
       Trust Company under the Guarantee for the benefit of the holders of Preferred Securities of Abington Bancorp Capital
       Trust.

---------------
* To be filed by amendment.

+ Incorporated by reference.